As filed with the Securities and Exchange Commission on November 23, 2010
Registration No. 333-167529

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 5 TO
FORM S-3 ON FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SHENGDATECH, INC.
(Exact name of registrant as specified in its charter)

Nevada	2899	26-2522031

(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Unit 2003, East Tower, Zhong Rong Heng Rui International Plaza,
620 Zhang Yang Road, Pudong District, Shanghai 200122
People's Republic of China
86-21-58359979
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 664-1666
 (Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Jiannan Zhang, Esq. Cadwalader, Wickersham & Taft LLP China Central Place, Tower 2, 2301 79 Jianguo Road Beijing 100025, People’s Republic of China (86-10) 6599-7270	Alan Seem, Esq. Shearman & Sterling LLP 12/F, East Tower, Twin Towers B-12 Jianguomenwai Dajie Beijing 100022, People’s Republic of China (86-10) 5922-8002

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

	Proposed		Proposed
	Maximum		Maximum		Amount of
Title of Each Class of	Offering Price		Aggregate		Registration
Securities To Be Registered	Per Share		Offering Price		Fee
Common Stock, $0.00001 par value per share		$(1)	$100,000,000	(1)	$7,130
Total Registration Fee					$7,130	(2)

(1)
The registration fee for securities to be offered by the Registrant is based on an estimate of the Proposed Maximum Aggregate Offering Price of the securities, and such estimate is solely for the purpose of calculating the registration fee pursuant to Rule 457(o). Includes shares that the Underwriters have the option to purchase from the Registrant to cover over-allotments, if any.

(2)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 5 to the registration statement on Form S-1 is filed in response to the letter dated November 22, 2010 from the U.S. Securities and Exchange Commission.

PROSPECTUS (Subject to Completion)

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

10,000,000 SHARES

ShengdaTech, Inc.

COMMON STOCK

We are offering 10,000,000 shares of our common stock.

The common stock is listed on The NASDAQ Global Select Market under the symbol “SDTH.” On November 17, 2010, the reported last sale price of the common stock on the NASDAQ Global Select Market was $6.09 per share.

Investing in our common stock involves risks.  See “Risk Factors” beginning on page 8.

PRICE $       A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company
Per Share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase up to an additional 1,500,000 shares to cover overallotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on        , 2010.

MORGAN STANLEY

WILLIAM BLAIR & COMPANY	OPPENHEIMER & CO.

             , 2010.

TABLE OF CONTENTS

	Page		Page

Prospectus Summary	1	Business	54

The Offering	5	Management	67

Summary Consolidated Financial Information	6	Security Ownership of Certain Beneficial Owners and Management	76

Risk Factors	8	Description Of Securities	77

Special Note Regarding Forward-Looking Statements	25	Shares Eligible For Future Sale	79

Use Of Proceeds	26	Taxation	81

Dividend Policy	27	Underwriters	85

Capitalization	28	Legal Matters	92

Market Price Information	29	Experts	92

Dilution	30	Where You Can Find More Information	92

Selected Consolidated Financial Data	31	Index To Consolidated Financial Statements	F-1

Supplemental Financial Data	33	Controls and Procedures	94

Management's Discussion And Analysis Of Financial Condition And Results Of Operations	35

You should rely only on the information contained in this prospectus and any free writing prospectus we authorize to be delivered to you. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted.

-i-

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our audited consolidated financial statements and the related notes and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included elsewhere in this prospectus. Unless otherwise mentioned or unless the context requires otherwise, when used in this prospectus, the terms “ShengdaTech,” “our,” “we” and “us,” as used in this prospectus, refer to ShengdaTech, Inc. and its wholly-owned subsidiaries, except where it is clear that the term refers only to the parent company. “China” and the “PRC” refer to the People’s Republic of China.

Our Company

Overview

We are a leading and fast growing Chinese manufacturer of specialty additives. Our nano precipitated calcium carbonate (“NPCC”) products are used as functional additives and fillers in a broad array of products due to their low cost and the overall improved chemical and physical attributes they provide to end products. As a market leader of high-grade NPCC products, we deploy advanced processing technology to convert limestone into high-quality NPCC products, which are sold to our customers in the tire, polyvinyl chloride (“PVC”) building materials, polypropylene (“PP”) building materials, ink, paint, latex, adhesive, paper and polyethylene (“PE”) industries. In the nine months ended September 30, 2010, we have also generated small amounts of revenue from the sales of asphalt products.

We commenced our NPCC operations in 2001 with the installation of our first NPCC production line, which had an annual production capacity of 10,000 metric tons, in Tai’an, Shandong Province. As of September 30, 2010, we have increased our total annual NPCC production capacity to 260,000 metric tons. We believe that we are the largest manufacturer of NPCC products in China in terms of net sales for the year ended December 31, 2009.

In August 2009, we, through our wholly owned subsidiary, Faith Bloom Limited (“Faith Bloom”), entered into an equity transfer agreement with Anhui Chaodong Cement Co., Ltd., a company incorporated under the laws of the People’s Republic of China, pursuant to which Faith Bloom acquired the entire equity of Anhui Chaodong Nanomaterials Science and Technology Co., Ltd. (“Chaodong”), a PRC company and wholly owned subsidiary of Anhui Chaodong Cement Co., Ltd. Chaodong was an inactive manufacturer of NPCC, and its assets include mining rights to reserves of approximately 13.2 million metric tons of limestone and existing buildings and equipment. The acquisition was approved by the Chinese government in November 2009. Anhui Chaodong Cement Co., Ltd. and Chaodong were not affiliates of our Company or any of our directors or officers. On December 11, 2009, we completed our acquisition of Chaodong, which has an annual production capacity of 10,000 metric tons. The name of Chaodong was changed to Anhui Yuanzhong Nanomaterials Co., Ltd. (“Anhui Yuanzhong”) in April 2010. Anhui Yuanzhong, which operates our Anhui facility, started production in May 2010 after we completed certain repairs and maintenances of the acquired facility and equipment and performed certain technological upgrades consistent with our Zibo, Shandong facility.

In August 2009, we, through Faith Bloom, entered into a project investment agreement with the local government of Hanshan County, Anhui Province. Pursuant to this agreement, we agreed to invest an aggregate amount of RMB 1,200 million (approximately $175.7 million) in three phases by January 2013, which includes the construction of NPCC production facilities with an annual capacity of 200,000 metric tons and the purchase of land use rights for a total area of approximately 341,335 square meters. We have subsequently orally agreed with the local government to adjust the investment schedule to complete the three phases of investments by April 2013. The local government also agreed to grant to us exclusive mining rights to limestone, and provide other utilities and services for manufacturing purposes. We plan to utilize third parties for mining or processing operations and do not plan to engage in any mining or processing operations. In addition to this agreement, we also agreed to purchase land use rights for a total area of approximately 66,767 square meters from the local government of Hanshan County, Anhui Province for Anhui Yuanzhong. These agreements are investment plans and are not legally binding or enforceable under PRC law.

We established a research and development center in Pudong, Shanghai, which is dedicated to the research and development of NPCC applications. Our research and development center has attracted NPCC researchers and scholars with advanced degrees in chemistry and materials science who primarily focus on improving the quality of our existing NPCC products and developing innovative NPCC products for new applications. As an example, we developed new NPCC products for use in the paper and PE industries and began receiving orders from paper manufacturers in 2007 and from PE customers in February 2008. In addition, we began to receive orders for small quantities from asphalt customers, and expect to begin selling our newly developed NPCC products to the PVC plastic glove market in the near future.

We currently sell our NPCC products in Shandong Province, the Yangtze River Delta and other parts of China. Internationally, as of September 30, 2010, we targeted six countries for our product export: Singapore, Thailand, South Korea, Malaysia, India and Latvia.  International sales accounted for approximately 7.0% and 2.0% of our total NPCC net sales in 2009 and the nine months ended September 30, 2010, respectively. In July 2009, we established a new international sales team at our headquarters in Shanghai, China. In January 2010, we strengthened our international sales and marketing efforts by appointing Mr. Gary Cao, who has over 12 years of experience as a sales and marketing director for leading chemical companies in China and the Asia Pacific region, as our new international marketing director. In August 2010, we appointed Mr. Edward Wang, who has over 14 years of experience in international sales and marketing management.  We believe international sales and marketing will make more contribution to our business going forward.

Our Competitive Strengths

We believe that our following competitive strengths enable us to compete effectively and to capitalize on the growth opportunities in the NPCC market:

•	Leading market position in the Chinese NPCC industry

•	Significant production capacity

•	Advanced production technology and facilities

•	Low-cost production base and scalable NPCC manufacturing capacity

•	Broad and diverse NPCC customer base

•	Strong NPCC research and development capability

•	In-house research and development center

•	Availability of additional research and development resources

•	Experienced management team

Our Strategies

We are primarily focused on the development, manufacture and marketing of NPCC products to capitalize on the rising demand of these products within a broad range of industries and applications. We strive to become a market leader of NPCC products worldwide and plan to implement the following specific strategies to achieve our goal:

•	Expand production capacity and capitalize on economies of scale

•	Continue to focus on research and development

•	Improve product quality

•	Develop innovative NPCC products for application in new end market

•	Strengthen sales and marketing efforts

•	Seek selective acquisitions and strategic investments

Our Reorganization and Corporation Structure

We were organized as a Nevada corporation on May 11, 2001 under the name Zeolite Exploration Company for the purpose of acquiring, exploring and developing mineral properties. We conducted no material operations from the date of our organization until March 2006. On March 31, 2006, we consummated a share exchange pursuant to a Securities Purchase Agreement and Plan of Reorganization with Faith Bloom, a British Virgin Islands company, and its stockholders. As a result of the share exchange, we acquired all of the issued and outstanding capital stock of Faith Bloom in exchange for a total of 50,957,603 shares of our common stock. The share exchange is accounted for as a recapitalization of Zeolite and resulted in a change in our fiscal year end from July 31 to December 31. Faith Bloom was deemed to be the accounting acquiring entity in the share exchange and, accordingly, the financial information included in this prospectus reflects the operations of Faith Bloom, as if Faith Bloom had acquired us.

Faith Bloom was organized on November 15, 2005 for the purpose of acquiring from Eastern Nanomaterials Pte. Ltd., a Singapore corporation, all of the capital shares of Shandong Haize Nanomaterials Co., Ltd. (“Shangdong Haize Nano”) and Shandong Bangsheng Chemical Co., Ltd. (“Bangsheng Chemical”), which are Chinese corporations engaged in the manufacture, marketing and sales of a variety of NPCC products and coal-based chemicals for use in various applications. On December 31, 2005, Faith Bloom acquired all of the capital shares of Shandong Haize Nano and Bangsheng Chemical.

As a result of the transactions described above, Shandong Haize Nano and Bangsheng Chemical are wholly-owned subsidiaries of Faith Bloom, and Faith Bloom is a wholly-owned subsidiary of Zeolite. On April 4, 2006, Faith Bloom formed a wholly-owned subsidiary in Shaanxi, China to run the  NPCC facility in Shaanxi Province. Effective January 3, 2007, Zeolite changed its name to ShengdaTech, Inc.  On July 1, 2008, Faith Bloom formed a wholly-owned subsidiary in Zibo, Shandong Province to operate our new NPCC facility in Zibo.

On December 11, 2009, Faith Bloom completed its acquisition of Chaodong, a company located in Anhui Province, to operate our new Anhui facility.  The name of Anhui Chaodong Nanomaterials Science and Technology Co. Ltd. was changed to Anhui Yuanzhong Nanomaterials Co., Ltd. in April 2010.

Our corporate structure is depicted in the following chart:

Market Opportunity

The NPCC Markets in China

NPCC is a synthetic industrial material made from limestone that has an average particle diameter of less than 100 nanometers or 0.1 micron. The nano particle is smaller than the wavelength of visible light and provides characteristics such as narrow distribution range of grain-size and improved decentrality, which make the compounds suitable for many applications. In the filler and additive industry, traditional fillers, including carbon blacks and precipitated calcium carbonate, have been used for years as a means to reduce material costs by replacing a portion of higher cost materials. The main functions of the traditional fillers are to occupy the space and act as cheap diluents of more expensive materials. Fillers play a major role in all types of polymers, such as thermoplastics, rubbers and thermosets.  As functional additives, NPCC offers additional benefits than traditional fillers. Due to its low cost and special chemical properties, NPCC has been widely used in the rubber, plastic, paint, ink, paper and adhesive manufacturing industries to improve product quality while controlling or reducing costs. It can be used solely as an additive which contributes to the processing features of end products, or it can also be applied together with other fillers such as precipitated calcium carbonate, titanium oxide and silicon dioxide.

Compared to traditional fillers, NPCC offers a broad range of advantages when used as functional additives. These advantages include the following:

•	Enhanced performance of end products, including but not limited to improved durability, increased tensile strength, improved heat resistance and better stabilization; and

•	Reduced product cost through substitution of NPCC for more expensive materials.

While research into and manufacturing of NPCC in China began in the early 1980s, the NPCC industry only recently experienced strong growth, resulting from increased awareness of its ability to replace more expensive materials and its functionality to enhance the performance of various end products. In China, NPCC products are primarily used as functional additives in feedstock materials to the automobile, construction and consumer sectors. Typical feedstock materials that use NPCC include tires, PVC building materials, PP building materials, ink, paint, latex, adhesives, paper and PE plastic materials.  We believe that the development of the plastics, rubber, paper, construction coating and daily-use chemical industries in China will increase demand for NPCC. With the maturity of the NPCC technology and its expanded applications in China, we believe that domestically produced NPCC with superior quality and steady performance will gradually replace the market share of the imported products of foreign competitors.

THE OFFERING

Offering price	per share

Common stock offered by us	10,000,000 shares of common stock

Common stock to be outstanding after this offering	64,202,036 shares of common stock(1)

Lock-up
We, our executive officers and directors, and certain of our existing shareholders have agreed with the underwriters to a lock-up of shares for a period of 90 days after the date of this prospectus. See “Underwriters” section on page 85.

Use of proceeds
We estimate that the net proceeds from this offering, after deducting underwriting discounts and commissions and offering expenses payable by us, will be approximately $56.4 million. We intend to use (i) approximately $45 million of the net proceeds from this offering for NPCC production capacity expansion; (2) approximately $4 million of the net proceeds from this offering for research and development efforts; and (3) the remaining balance for other working capital requirements.  See “Use of Proceeds” on page 26.

Risk Factors	See “Risk Factors” beginning on page 8 of this prospectus for a discussion of the factors you should carefully consider before deciding to invest in our common stock.

Overallotment option	The underwriters have a 30-day option to purchase up to 1,500,000 additional shares of common stock from us solely to cover overallotments, if any.

NASDAQ Global Select Market Symbol	SDTH

Transfer Agent	Securities Transfer Corporation 2591 Dallas Parkway, Suite 102 Frisco, Texas 75034-8543

Unless otherwise indicated, this prospectus reflects and assumes no exercise of the overallotment option by the underwriters.
_______________

(1)   The number of shares of common stock to be outstanding after this offering is based on 54,202,036 shares of common stock outstanding on November 17, 2010.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

We present below our summary consolidated financial information. The summary consolidated statement of income information for each of the years in the three-year period ended December 31, 2009, and the summary consolidated balance sheet information as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statement of income information for the nine month periods ended September 30, 2009 and 2010 and the summary consolidated balance sheet information as of September 30, 2010 are derived from our unaudited consolidated financial statements for such periods included elsewhere in this prospectus.  You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, each included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in any future period.

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2007	2008	2009	2009	2010
		As adjusted (1)		As restated (2)
Summary Consolidated Statement of Income Information:
Net sales	$46,721,673	$82,419,689	$102,121,804	$72,066,915	$97,881,755
Cost of goods sold	26,812,587	48,316,242	60,218,310	42,113,090	57,539,986
Gross profit	19,909,086	34,103,447	41,903,494	29,953,825	40,341,769

Operating expenses:
Selling	1,680,259	2,438,908	2,103,822	1,397,013	1,798,490
General and administrative	2,658,806	3,074,051	5,669,923	3,987,820	4,853,287
Total operating expenses	4,339,065	5,512,959	7,773,745	5,384,833	6,651,777
Operating income	15,570,021	28,590,488	34,129,749	24,568,992	33,689,992
Other income (expense):
Interest income	94,643	132,423	685,858	570,197	249,677
Interest expense	-	(7,456,418)	(10,662,252)	(7,626,124)	(10,207,261)
Gain on extinguishment of long-term convertible notes	-	5,511,487	1,624,844	1,624,844	-
Gain on bargain purchase	-	-	619,466	-	-
Other expense, net	(12,094)	(51,604)	(121,976)	(61,688)	(50,622)
Other income (expense), net	82,549	(1,864,112)	(7,854,060)	(5,492,771)	(10,008,206)
Income from continuing operations before income taxes	15,652,570	26,726,376	26,275,689	19,076,221	23,681,786
Income tax expense	450,347	3,705,669	2,721,532	2,243,148	2,853,863
Income from continuing operations	15,202,223	23,020,707	23,554,157	16,833,073	20,827,923
Income (loss) from discontinued operations, net of taxes	11,828,122	13,007,595	(449,550)	(391,857)	(179,326)

Net Income	$27,030,345	$36,028,302	$23,104,607	$16,441,216	$20,648,597

Basic Earnings per share:
Income from continuing operations	$0.28	$0.42	$0.43	$0.31	$0.38
Income (loss) from discontinued operations	$0.22	$0.24	$(0.00)	$(0.01)	$(0.00)
Net income per share	$0.50	$0.66	$0.43	$0.30	$0.38
Diluted Earnings per share:
Income from continuing operations	$0.28	$0.39	$0.43	$0.31	$0.38
Income (loss) from discontinued operations	$0.22	$0.21	$(0.00)	$(0.01)	$(0.00)
Net income per share	$0.50	$0.60	$0.43	$0.30	$0.38
Weighted average shares outstanding:
Basic	54,107,408	54,202,036	54,202,036	54,202,036	54,202,036
Diluted	54,188,410	62,205,660	54,204,923	54,204,109	54,207,133

	As of December 31,		As of September 30,
	2008	2009	2010
	As adjusted (1)
Summary Consolidated Balance Sheet Information:
ASSETS
Current assets:
Cash	$114,287,073	$115,978,763	$120,649,206
Accounts receivable	6,806,066	4,600,722	6,146,848
Inventories	2,310,995	2,018,283	2,113,346
Prepaid expenses and other receivables	510,825	3,947,086	3,777,795
Income tax refund receivable	-	1,455,906	1,455,906
Debt issuance costs	-	-	815,639
Current assets of discontinued operations	962,942	801,983	818,637
Assets held for sale	-	1,718,475	1,754,163
Total current assets	124,877,901	130,521,218	137,531,540

Property, plant and equipment, net	98,344,722	123,099,860	127,237,848
Land use rights	15,710,333	15,432,743	30,153,106
Intangible assets	-	280,329	234,790
Debt issuance costs	3,096,073	1,720,209	-
Deposit for mining rights	-	-	268,734
Non-current assets of discontinued operations	1,777,800	-	-
Total assets	$243,806,829	$271,054,359	$295,426,018

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$4,493,551	$3,998,532	$1,719,051
Accrued expenses and other payables	4,342,006	4,737,356	6,586,326
Long-term convertible notes, current portion	-	-	84,536,567
Payable for acquisition	-	3,803,060	-
Income taxes payable	1,588,895	60,573	2,099,079
Due to related parties	1,737,404	1,572,427	773,081
Current liabilities of discontinued operations	14,912	42,068	43,038
Total current liabilities	12,176,768	14,214,016	95,757,142

Long-term convertible notes	77,926,310	79,298,539	-
Non-current income taxes payable	974,131	1,598,237	2,137,379
Note payable to related party	-	601,631	-
Deferred income tax liabilities	5,387,262	4,443,810	853,928
Non-current liabilities of discontinued operations	293,977	294,708	300,828
Total liabilities	96,758,448	100,450,941	99,049,277

Shareholders' equity:
Common stock	542	542	542
Additional paid-in capital	37,112,269	37,132,442	37,132,442
Statutory reserves	8,130,601	8,455,328	8,455,328
Retained earnings	88,417,165	111,197,045	131,845,642
Accumulated other comprehensive income	13,387,804	13,818,061	18,942,787
Total shareholders' equity	147,048,381	170,603,418	196,376,741

Total liabilities and shareholders' equity	$243,806,829	$271,054,359	$295,426,018

(1) On January 1, 2009, we adopted FASB ASC Subtopic 470-20, Debt with Conversion and Other Options, or ASC 470-20, which specifies the accounting for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement).  As a result of the adoption of ASC 470-20, the financial statements reflects the retroactive adjustments to account for the debt and equity components of the 6% long-term convertible notes separately as of the date of issuance. The adoption of ASC 470-20 has resulted in a reduction in the carrying value of our convertible debt, debt issuance costs and an increase in deferred income taxes and capitalized interest. In addition, certain prior year balance sheet amounts have been reclassified to conform to the adjusted presentation.

(2) Our interim condensed consolidated statements of income and cash flows for the nine months ended September 30, 2009 have been restated from previously issued interim condensed consolidated financial statements to correct an immaterial overstatement of income tax expense of $293,068 and an understatement of basic earnings per share from continuing operations of $0.01 per share, resulting from extinguishment of long-term convertible notes in February 2009.

RISK FACTORS

Any investment in our common stock involves a high degree of risk. The following is a summary of certain material risks that should be carefully considered before purchasing any of our common stock .  The occurrence of any of these risks might cause you to lose all or part of your investment in our common stock. If any other material risks of which we are unaware later occur or become material, our business, financial condition, and operating results, and the price of and trading market for our stock, could be materially harmed. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See “Special Note Regarding Forward-Looking Statements.”

Risks Related To Our Business and Operations

Subsequent to the cease of production of our coal-based chemical production facility on October 31, 2008, we generate all of our net sales from our NPCC products and a reduction in net sales from our NPCC products would cause our net sales to decline and could materially harm our business. After we ceased production at our Bangsheng Chemical Facility on October 31, 2008 in compliance with the directive from the Tai’an City Government, we no longer generate net sales from the sale of coal-based chemical products and derive all of our net sales from the sale of our NPCC products. As of December 31, 2009, the Bangsheng coal-based chemical operations have been discontinued. For the year ended December 31, 2009, our sales of NPCC products were approximately $102.1 million, or 99.7% of our total net sales, and the remaining 0.3%, or $295,899, was generated from the dispose of the coal inventory of Bangsheng Chemical Facility. For the nine months ended September 30, 2010, our sales of NPCC products were approximately $97.9 million, or 100% of our total net sales.  Going forward, continued market acceptance of our NPCC products will remain important to our success, and a reduction in sales of our NPCC products will materially harm our business, financial condition and results of operations.

We may not be able to maintain our competitive advantage in NPCC technology. We believe we are the largest manufacturer of NPCC products in China in terms of net sales for the year ended December 31, 2009. Our competitive edge depends heavily on the new technology employed in our NPCC manufacturing process. We adopted the ultra gravity precipitation technology in the manufacturing process in our Tai’an, Shandong facility.  In our Xianyang, Shaanxi facility and Zibo, Shandong facility, we deployed the membrane-dispersion technology co-developed and co-owned with Tsinghua University. We currently have the exclusive right to use this technology.  At this time, other than maintaining our own research and development center in Shanghai, we are not working in partnership with any universities or research institutions.  The growth of our business and development of new technology may require that we seek external collaborative partners for research and development.  We cannot assure you that we will be able to enter into agreements with collaborative partners on terms acceptable to us, if any at all.  In addition, if more advanced technology is developed for the manufacturing of NPCC by our competitors, we may lose our competitive advantage and our results of operations may be adversely affected.

Our failure to develop and introduce new NPCC products could reduce our sales or market share.  We rely on our research and development team to develop and improve technologies for NPCC production.  Our research and development team developed a technology used to modify the property of a specific NPCC product to fit a particular end product and, in addition, improve the property of such end product.  However, the outcome of research and development activities is inherently uncertain, and we might encounter practical difficulties in commercializing our research results.  A variety of competing NPCC products that our competitors may develop could prove to be more cost-effective and have better performance than our NPCC products.  Therefore, our research and development efforts may be rendered obsolete by the technological advances of our competitors.  Our failure to develop and introduce new NPCC products could render our products uncompetitive or obsolete, and result in a decline in our sales or market share.

Our NPCC products have limited applications. We may not be able to increase the range of applications of our NPCC products.  Presently, our existing NPCC products are used as functional additives for tire, PVC building materials, PP building materials, ink, paint, latex, adhesive, paper, PE and asphalt products.  Our products, therefore, depend heavily on a limited number of industries.  Our growth potential may be limited if we cannot expand the markets for our existing NPCC products or develop new products for other industries.  Although we have increased our research and development efforts to expand the range of applications of our NPCC products, there is no assurance that we will succeed in our efforts.

We may not be able to continue to produce high-quality NPCC products, which may negatively impact our business.  We believe that the quality of our NPCC products is critical to our success.  We maintain quality control standard procedures and expect our employees to strictly comply with these procedures.  We also apply a distribution control system in NPCC production to ensure process control and stability.  Any quality problems with our products due to any reason such as the failure to implement our quality control and distribution control systems, delays in shipments, cancellations of orders or customer returns and complaints, could harm our reputation.  In addition, we purchase raw materials such as limestone and modification agents from third-party suppliers.  We may be unable to exercise the same degree of quality control over these third-party production facilities as we can over our own facilities.  Any quality problems associated with the raw materials produced by these third-party producers or suspension of the supply of high-quality raw materials may adversely affect our reputation and cause a decrease in sales of our products and a loss of market share.

Our NPCC business depends significantly on the tire industry. If the composition of tires changes and we fail to develop formulas that are applicable to a new composition, our NPCC business could be harmed. In 2009 and the nine months ended September 30, 2010, our NPCC business derived approximately 34.3%  and 26.3%, respectively, of our net sales from sales of our products used for rubber applications, which primarily include tires. If these tire manufacturers cease or decrease their orders of NPCC products from us, our NPCC business could be adversely affected. In addition, our NPCC products can be used in tire production to obtain desired properties since the current tire composition allows for calcium carbonate as an additive. If the composition of tires changes in the future, our NPCC products may not be compatible with the change. As a result, our business could be adversely affected.

The United States government’s increase in tariffs on tires imported from China may harm the business of our customers, which would cause our revenue to decline and materially and adversely affect our business. China’s accession to the World Trade Organization (“WTO”) included transitional remedies to address import surges into other countries leading to market disruption. In the United States, the relevant safeguard provision was enacted as Section 421 of the Trade Act of 1974. Section 421 permits US domestic industries and workers injured by rapidly increasing imports from China to seek relief. Similar to other safeguard provisions, a Section 421 investigation is initiated by the filing of a petition with the United States International Trade Commission (“ITC”). On the basis of information developed in an investigation, the ITC determined, pursuant to section 421(b)(1) of the Trade Act of 1974, that certain passenger vehicle and light truck tires from China are being imported into the United States in such increased quantities or under such conditions as to cause or threaten to cause market disruption to the domestic producers of like or directly competitive products. On September 11, 2009, the United States government announced the decision to grant relief in the form of increasing the tariffs on such passenger vehicle and light truck tires from China for a three-year period by 35% in year one, 30% in year two, and 25% in year three. The increase in tariffs may harm the export business of our customers in the tire industry, which would decrease demand for our NPCC products, cause our net sales to decline and materially and adversely affect our business.

The Chinese government is tightening its environmental laws and strengthening its enforcement, which could adversely affect our business. With increased environmental awareness among Chinese citizens, the Chinese government is beginning to tighten environmental laws and regulations. The measures include adopting new laws and regulations such as Urban and Rural Planning Law and Regulation on National General Survey of Pollution Sources, and amending existing laws and regulations such as Law of the PRC on the Prevention and Control of Water Pollution. Some of these laws and regulations govern the level of fees payable to government entities providing environmental protection services and the prescribed standards relating to the discharge of solid or liquid wastes and gases. Recently, the Chinese government has stepped up its enforcement efforts due to the occurrence of several significant environmental disasters. If we fail to comply with the PRC environmental protection laws and regulations or if any new or revised environmental laws and regulations are promulgated, we may have to increase capital investments to build or upgrade environmental protection facilities or incur the risk of being subject to fines, and, in either scenario, our business, results of operations and prospects may be adversely affected.

Pursuant to the Environment Impact Assessment Law, which came into effect on September 1, 2003, the construction or expansion of our NPCC facilities is subject to environment impact assessment procedures by local environmental protection authorities in China, including the acceptance of environment impact assessment reports of each project by the environmental protection authorities. As of September 30, 2010, we have a total annual production capacity of 260,000 metric tons of NPCC, and we have passed environment impact assessment for 200,000 metric tons of NPCC production, including 60,000 metric tons for our Zibo, Shangdong facility, 120,000 metric tons for our Xianyang, Shaanxi facility, 10,000 metric tons for our Tai’an, Shandong facility and 10,000 metric tons for our Anhui facility. The remaining capacity of 40,000 metric tons of our Xianyang, Shaanxi facility has not yet passed the assessment and is expected to pass the assessment by the end of 2010. In addition, we have not passed the assessment for the remaining 20,000 metric tons for our Tai’an, Shandong facility. The local environmental regulatory departments where our Xianyang, Shaanxi and Tai’an, Shangdong facilities are located have orally advised us that we may continue to produce NPCC during the process of passing the environmental impact assessment, and we therefore believe that the temporary non-compliance with the Environment Impact Assessment Law has not had in the past and will not have material effects on our capital expenditures, earnings, and competitive position. However, if the environmental regulatory department in Xianyang, Shaanxi or Tai’an, Shangdong or at a higher level determines that we are not compliant with the Environment Impact Assessment Law, we may be subject to fines or other legal sanctions.

We, our suppliers and our customers are vulnerable to natural disasters which could severely disrupt the normal operation of our business and adversely affect our business, financial condition and operating results. We operate multiple facilities and source products from companies that operate facilities, which may be damaged or disrupted as a result of natural disasters such as earthquakes, floods, and heavy rains, technical disruptions such as electricity or other power source outage or other infrastructure breakdowns, computer outages and electronic viruses. Such events may lead to the disruption of information systems and telecommunication services for sustained periods. Such natural disasters also may make it difficult or impossible for our employees to reach our business locations. Damage or destruction that interrupts our provision of products could adversely affect our reputation, our relationships with clients, or cause us to incur substantial additional expenditure to repair or replace damaged equipment or facilities. We may also be liable to our customers for disruption in service resulting from such damage or destruction. Furthermore, the operations of our suppliers could be subject to natural disasters and other business disruptions, which could cause shortages and price increases in various materials essential for the manufacturing of our products or result in shortage of our products. If we are unable to procure an adequate supply of raw materials that are required to manufacture our products, our revenue and operating results would be adversely affected.

Our business, financial condition and operating results depend on our customers’ future success with their products, which may fail to achieve the results we and our customers expect. Currently, we supply the tire, PVC building materials, PP building materials, ink, paint, latex, adhesive, paper, PE and asphalt industries with our NPCC products. The potential for growth and success of our business largely depends on our customers’ future success in their products. If our customers are not successful in developing their products, their demand for our NPCC products may decrease and our business may be adversely impacted as a result.

The sales cycle for our products is difficult to predict, which may make it difficult to plan our expenses and forecast our operating results and could have an adverse effect on our financial results and share price. If our sales cycle lengthens, our operating results may become less predictable and more volatile. Due to the relatively large size of some orders, a delayed sale could have a material adverse effect on our net sales and operating results. If our projected revenue does not meet our expectations, we are likely to experience a shortfall in our operating profit relative to our expectations. As a result, we believe that period-to-period comparisons of our historical results of operations are not necessarily meaningful and that you should not rely on them as an indication for future performance. It is also possible that our quarterly results of operations may be below the expectations of public market analysts and investors. If this occurs, the price of our common stock will likely decrease.

We may not be able to achieve and maintain an effective system of internal control over financial reporting, a failure of which may prevent us from accurately reporting our financial results or detecting and preventing fraud. We are subject to reporting obligations under the U.S. securities laws. We are required to prepare a management report on our internal control over financial reporting containing our management’s assessment of the effectiveness of our internal control over financial reporting. In addition, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over our financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective. Our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

Our interim condensed consolidated statements of income and cash flows for the six months ended June 30, 2009 have been restated from previously issued interim condensed consolidated financial statements to correct an immaterial overstatement of income tax expense and an understatement of basic earnings per share from continuing operations resulting from extinguishment of long-term convertible notes in February 2009. In May 2008, our consolidated financial statements for the year ended December 31, 2007 were restated to correct an overstatement of advances paid to suppliers and an understatement of property and equipment. In January 2007, our consolidated financial statements were also restated to correct an overstatement of revenues and selling expenses for the years ended December 31, 2003, 2004, and 2005. Further, our December 31, 2003 consolidated financial statements were restated to correct an overstatement of general and administrative expenses and an understatement of cost of sales and selling expenses. Our restatements of our prior consolidated financial statements may have exposed us to risks associated with litigation, regulatory proceedings and government enforcement actions. We are unable to predict what action, if any, the SEC or other regulatory bodies may pursue or what consequences such an action may have on us. We are also unable to predict the likelihood of or potential outcomes from litigation, other regulatory proceedings or government enforcement actions, if any, relating to the need to restate our historical consolidated financial statements. The resolution of these matters could be time-consuming and expensive, and further distract management from other business concerns and harm our business. Furthermore, if we were subject to adverse findings in litigation, regulatory proceedings or government enforcement actions, we could be required to pay damages or penalties or have other remedies imposed, which could harm our business and financial condition.

In addition, our management determined that certain material weaknesses existed in our internal control over financial reporting as of December 31, 2008. Our management had continued to work on taking remedial measures and determined that our internal control over financial reporting was effective as of December 31, 2009. We, however, cannot assure you that our internal control over financial reporting will be effective and that our financial statements will not be restated in a way that causes material changes to our reported revenues and profits in the future.

We may not be able to successfully carry out our strategic acquisition and investment strategy. Our future success depends in part on our ability to make strategic acquisitions and investments and failure to do so could have a material adverse effect on our market penetration and revenue growth. We intend to make strategic acquisitions and investments, including in the chemical business. We cannot assure you however that we will be able to successfully make such strategic acquisitions and investments that will prove to be effective for our business due to certain uncertainties such as delay in obtaining required governmental approvals for making such strategic acquisitions.

Strategic acquisitions and investments could subject us to a number of risks, including risks associated with shared proprietary information and loss of control of operations that are material to our business. Moreover, strategic acquisitions and investments may be difficult to finance and/or expensive to fund and may also be expensive to implement and subject us to the risk of non-performance by a counterparty, which may in turn lead to monetary losses that materially and adversely affect our business. Strategic acquisition and investment could also divert our management’s attention as well as other resources away from our core business. Finally, a full integration of the acquired companies into our business may also prove to be difficult, which may hinder or delay our planned growth.

If we cannot compete successfully for market share against other NPCC product companies, we may not achieve sufficient product revenues, and our business could suffer. The market for our NPCC products is characterized by intense competition and rapid technological advances. Our products compete with a multitude of products developed, manufactured and marketed by others and we expect competition from new market entrants in the future. We believe that the principal competitive factors in the markets for our products are manufacturing capacity, quality of products, price, research and development capability, and customer base.  For our NPCC products, our competitors include NPCC manufacturers both within China and around the world.  We also face competition from certain well-established foreign chemical companies, including Imperial Chemical Industries Limited (ICI), Solvay S.A., Minerals Technologies Inc., and Shiraishi Calcium Kaisha Ltd. For example, competition for our NPCC products in the paper and ink industries primarily comes from Japanese manufacturers such as Shiraishi Calcium Kaisha, which sells to Chinese automobile paint makers and Japanese ink makers in China.  If we cannot compete successfully for market share against such producers, our results of operations, cash flows and financial conditions would be adversely affected.

The costs of our raw materials and fuel fluctuate significantly, which may adversely impact our profit margin and financial position. In 2009 and the nine months ended September 30, 2010, the cost of raw materials accounted for approximately 52.8% and 49.9% of our cost of goods sold, respectively. Our major raw materials, including limestone, anthracite and modification agents, and soft coal, the fuel we use in the manufacture of our NPCC products, represented a significant portion of the cost of goods sold of our NPCC business in 2009 and the nine months ended September 30, 2010. The prices of these materials are subject to market forces beyond our control. In the last few years, prices of coal, including anthracite, have fluctuated substantially.  Average anthracite prices have increased from approximately $145 per metric ton for 2008 to approximately 164 per metric ton for the nine months ended September 30, 2010.  Average soft coal prices have increased from approximately $66 per metric ton for 2008 to approximately $77 per metric ton for the nine months ended September 30, 2010. The price for coal may continue to increase in the future due to the rapid development of the Chinese economy. If the prices for these materials increase in the future, our profit margin could decrease considerably.

We are dependent on our suppliers for key materials such as limestone and modification agents. If we cannot secure such raw materials from our suppliers, our business may be adversely affected. We are dependent on our suppliers for key raw materials.  We may experience a shortage or interruption in the supply of our raw materials in the future and if any such shortage or interruption occurs, our production capabilities and results of operations could be materially adversely affected. At the present time, we purchase our supply of modification agents used in NPCC production exclusively from seven suppliers.  If these seven suppliers are unwilling or unable to provide us with the modification agent we require in sufficient quantities and at acceptable prices, we would have to resort to our research and development center or alternative suppliers for modification agent supply. We cannot assure you that our research and development center would be able to make modification agents in a timely manner and in sufficient quantities or that alternative suppliers would be able to provide modification agents at commercially acceptable prices, on satisfactory terms, in a timely manner, or at all. Our inability to find or develop alternative sources could adversely affect our business operations.

We extend relatively long payment terms for accounts receivable for our NPCC business. If any of our customers fails to pay us, our business may be adversely affected as a result. As is customary in our industry in China, we extend payment terms to our customers of up to 90 days. As a result of the size of many of our orders, these extended terms may adversely affect our cash flow and our ability to fund our operations from operating cash flow. Also, if our customers place large orders for our products, requiring fast delivery, our inventory and working capital may be impacted. If our customers experience sales slowdowns or other issues, they may not pay us in a timely fashion, even on our extended terms. The failure of our customers to pay us in a timely manner would negatively affect our working capital, which could in turn adversely affect our cash flow, revenues and operating results in subsequent periods.

Expansion of our business may put added pressure on our management and operational infrastructure and we may not be able to meet increased demand for our NPCC products, adversely affecting our operating results. Our business plan is to significantly grow our operations to meet anticipated growth in demand for existing NPCC products. Growth in our business may place a significant strain on our personnel, management, financial systems and other resources. The evolution of our business also presents numerous risks and challenges, including:

•	the continued acceptance of our NPCC products by the tire, PVC building materials and other industries;

•	our ability to successfully and rapidly expand sales to potential customers in response to potentially increasing demand;

•	the cost associated with such growth, which is difficult to quantify, but could be significant;

•	rapid technological changes;

•	continued R&D efforts; and

•	the highly competitive nature of the NPCC industry.

If we are successful in achieving rapid market growth of our NPCC products, we will be required to deliver large volumes of quality products to customers on a timely basis at a reasonable cost to those customers. Meeting any such increased demand will require us to expand our manufacturing facilities, to increase our ability to purchase raw materials, to increase the size of our work force, to expand our quality control capabilities and to increase our production scale. Such demands would require more capital and working capital than we currently have available. We cannot assure you that our current and planned operations, personnel, systems, internal procedures and controls will be adequate to support our future growth.

Our business depends substantially on the continuing efforts of our executive officers, research personnel and other key personnel, and our business may be disrupted if we lose their services. We depend on key members of our management team, research personnel and other key personnel. We do not maintain key employee insurance. If one or more of our executive officers and other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Therefore, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new officers.  In addition, our chief financial officer recently resigned, and we are currently seeking a suitable long-term replacement.  While our chief operating officer, Ms. Anhui Guo, is currently assuming responsibilities as CFO on an interim basis, if we do not find a suitable permanent replacement on a timely basis, the resources of our current management team may be compromised.  Each of our executive officers, key research personnel and marketing managers has either entered into a confidentiality and non-competition agreement with us or is subject to confidentiality and non-competition obligations under their employment agreements with us. However, if any disputes arise between our executive officers, key research personnel and marketing managers and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, the extent to which any of these agreements could be enforced in China, where all of our executive officers reside and hold substantially all of their assets. See “—Risks Related to Doing Business in China—Our business is largely subject to the uncertain legal environment in China and your legal protection could be limited.”

We may not be able to obtain the consent of Tsinghua University for the use of the membrane-dispersion patent by any future subsidiaries. Pursuant to agreements with Tsinghua University, our Tai’an, Shandong, Zibo, Shandong and Xianyang, Shaanxi facilities have the right to use a membrane-dispersion patent jointly held by Tsinghua University and us for the term of the patent, and any third-party use of the patent is prohibited without the prior consent of Tsinghua University. The membrane-dispersion patent has a term of 20 years starting from September 2005. In the event that any future facility, including our Anhui facility with 10,000 metric tons of capacity, desires to use the membrane-dispersion patent, we will be required to enter into additional fee arrangements with Tsinghua University. However, we cannot assure you that we will be able to enter into such arrangements with Tsinghua University allowing the use by such future subsidiaries of the membrane-dispersion patent under terms and conditions acceptable to us, if at all.

Our business depends on our ability to protect our intellectual property effectively. If any of our patents are not protected or any of our trade secrets are divulged, our business prospects may be harmed. The success of our business depends in substantial measure on the legal protection of the patent which we are licensed to use and co-own with Tsinghua University in China and other proprietary rights in technology we hold. We cannot assure you that our procedures adequately monitor the infringements of our intellectual property rights, and we cannot be certain that the steps we have taken will prevent unauthorized use of our intellectual property in China where it may be difficult to enforce the law to protect our proprietary rights as compared to the laws of the United States. The validity and breadth of claims in patents and trade secrets involve complex legal and factual issues and, therefore, the extent of their enforceability and protection is highly uncertain. Issued patents or patents based on pending patent applications or any future patent applications or trade secrets may not exclude competitors from the use of such intellectual property or may not provide a competitive advantage to us. In addition, patents that are licensed to us or that have been issued to us may not be held valid if subsequently challenged and others may claim rights in or ownership of such patents. Furthermore, we cannot assure you that our competitors have not developed, or will not develop similar products, will not duplicate our products, or will not design around any patents issued to or licensed by us.

We claim proprietary rights in various unpatented technologies, know-how, and trade secrets relating to products and manufacturing processes. We protect our proprietary rights in our products and operation through know-how and trade secrets, especially where we believe patent protection is not appropriate or obtainable. Trade secrets, however, are difficult to protect. While we use reasonable efforts to protect our trade secrets, such as nondisclosure agreements, our employees and research partners may unintentionally or willfully disclose our information to competitors. In addition, nondisclosure agreements may not be enforceable or provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure. For example, NPCC products are differently formulated for different applications. The formulas are maintained as trade secrets and are revealed only to a small number of technical and management personnel. In particular, our trade secrets provide us with a competitive edge in the tire industry, of which only a very few other NPCC manufacturers have successfully entered. If any of our trade secrets are divulged, we could lose our competitive edge in the tire and other industries. In addition, if our competitors independently develop information that is equivalent to our trade secrets, it will be more difficult for us to enforce our rights and our business could be harmed.

We may have difficulties in enforcing our intellectual property rights through litigation. Litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of proprietary rights of others. We cannot assure you that the outcome of such potential litigation will be in our favor. Such litigation may be costly and may divert management attention as well as our other resources away from our business. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations and financial conditions.

Our business benefits from certain PRC government incentives. Expiration of, or changes to, these incentives could have a material adverse effect on our results of operations. In accordance with the former PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises and the related implementing rules, and as approved by the relevant tax authorities, some of our PRC subsidiaries were subject to an enterprise income tax rate of 15% and a local income tax rate of 1.5% for 2007. Under approvals issued by the tax authorities and the transitional arrangements under the EIT Law and its relevant regulations, Shandong Haize Nano and Shandong Bangsheng Chemical Co., Ltd. were exempted from income tax for 2005 and 2006, were taxed at a reduced rate of 16.5% for 2007, and were taxed at 12.5% for 2008 and 2009; and Shaanxi Haize Nanomaterials Co., Ltd. (“Shaanxi Haize Nano”) was exempted from income tax for 2006 and 2007, and is taxed at a reduced rate of 12.5% from 2008 to 2010. As these tax incentives expire, our PRC subsidiaries’ income tax rate will increase significantly, and any increase of our PRC subsidiaries’ income tax rate in the future could have a material adverse effect on our financial condition and results of operations.

The EIT Law provides a unified enterprise tax rate of 25% and unified tax deduction standards are applied equally to both domestic-invested enterprises and foreign invested enterprises such as our PRC subsidiaries. The EIT Law and its relevant regulations provide a five-year transition period starting from January 1, 2008 for enterprises which were established prior to March 16, 2007. On December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives, or Circular 39. Pursuant to Circular 39, foreign-invested enterprises established prior to March 16, 2007 and eligible for certain preferential tax treatments, such as our PRC subsidiaries, continue to enjoy the preferential tax treatments in the manner and during the periods as former laws and administrative regulations provided until such periods expire. The unified income tax rate of 25% will be applied to our PRC subsidiaries after the expiration of the above-mentioned periods of preferential tax treatments. While the EIT Law equalizes the tax rate for foreign-invested enterprises and domestic-invested companies, preferential tax treatments continue to be given to companies in certain encouraged sectors and to those classified as high technology companies enjoying special support from the state. We cannot assure you that our PRC subsidiaries which enjoyed/is enjoying their respective tax holidays will continue to qualify for any preferential tax treatment after the transitional period provided by the EIT Law and its relevant regulations, which could result in a decrease in our profits. Any increase in our effective tax rate as a result of the above may adversely affect our operating results.

We have limited business insurance coverage in China, which could harm our business. We are exposed to many risks, including equipment failures, natural disasters, industrial accidents, power outages, and other business interruptions. We do not have adequate property or casualty insurance covering all of our facilities, equipment, offices or inventory. Furthermore, if any of our products are faulty, then we may become subject to product liability claims or we may have to engage in a product recall. We do not carry business interruption insurance or product liability insurance and, as a result, we may be required to pay for financial and other losses, damages and liabilities, including those caused by natural disasters and other events beyond our control, out of our own funds, which could have a material adverse effect on our business, financial condition and results of operations.

We may require additional capital, which may not be available on commercially reasonable terms, or at all. Capital raised through the sale of equity securities may result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. Financing may be unavailable in amounts or on terms acceptable to us, or at all. Failure to obtain such additional capital could have an adverse impact on our business strategies and growth prospects.  We may be unable to meet our anticipated capital requirements, including obligations pursuant to our project investment agreement with the local government of Hanshan County, Anhui Province to invest an aggregate amount of RMB 1,200 million (approximately $175.7 million) in several phases by April 2013, as orally agreed upon with the local government, or to service our debt obligations as they become due.

We may incur substantial additional indebtedness in the future, which could adversely affect our financial condition and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations. We may from time to time incur substantial additional indebtedness. If we or our subsidiaries incur additional debt, the risks that we face as a result of such indebtedness and leverage could intensify. The increase in the amount of our indebtedness could adversely affect our financial condition and our ability to generate sufficient cash. For example, it could:

•	increase our vulnerability to adverse general economic and industry conditions;

•
require us to dedicate a substantial portion of our cash flow from operations to servicing and repaying indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, dividend payments and other general corporate purposes;

•	limit our flexibility in planning for or reacting to changes in the businesses and the industries in which we operate;

•	place us at a competitive disadvantage compared to our competitors which have less debt;

•	limit, along with the financial and other restrictive covenants of such indebtedness, our ability to borrow additional funds; and

•	increase the cost of additional financing.

Our ability to generate sufficient cash to satisfy our outstanding and future debt obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control. We may not generate sufficient cash flow to meet our anticipated operating expenses or to service our debt obligations as they become due.  If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing existing indebtedness or seeking equity capital. These strategies, if implemented, may not be instituted on satisfactory terms. Any of these constraints upon us could materially and adversely affect our ability to satisfy our obligations under our convertible notes.

We may be unable to raise the funds to purchase our 6.0% convertible senior notes due 2018 on the purchase dates, upon a fundamental change or at maturity.  On June 1, 2011 and June 1, 2013, holders may require us to purchase, for cash, all or a portion of their convertible notes, at 100% of their principal amount, plus any accrued and unpaid interest to, but excluding, that date.  If a fundamental change occurs, holders of the convertible notes may require us to repurchase, for cash, all or a portion of their convertible notes.  We are obligated to pay the principal amount of the convertible notes outstanding at the maturity date.  We may not have sufficient funds for any required repurchase of the convertible notes or required payment of principal return or interest, and we may have to refinance our credit facilities in order to make payments under the convertible notes.  In addition, the terms of any borrowing agreements which we may enter into from time to time may require early repayment of borrowings under circumstances similar to those constituting a fundamental change.  These agreements may also make our repurchase of convertible notes an event of default under such agreements.  If we fail to pay interest on the convertible notes or repurchase the notes when required, we will be in default under the indenture governing the convertible notes.

If our executive officers, directors and principal stockholders choose to act together, they will be able to exert significant influence over us and our significant corporate decisions and may act in a manner that advances their best interests and not necessarily those of other stockholders. Our executive officers and directors beneficially own approximately 47.7% of our outstanding common stock and will beneficially own approximately 40.2% of our outstanding common stock after this offering, assuming the overallotment option is not exercised. As a result, these persons, acting together, will have the ability to influence significantly the outcome of all matters requiring stockholder approval, including the election and removal of directors and any merger, consolidation, or sale of all or substantially all of our assets and they may act in a manner that advances their best interests and not necessarily those of other stockholders, including investors, by, among other things:

•	delaying, deferring or preventing a change in control of us;

•	entrenching our management and/or our board of directors;

•	impeding a merger, consolidation, takeover or other business combination involving us;

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us; or

•	causing us to enter into transactions or agreements that are not in the best interests of all stockholders.

We may incur increased costs as a result of changes in laws and regulations relating to corporate governance matters. As a public reporting company, we are required to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations adopted by the SEC and by The NASDAQ Global Select Market, including expanded disclosures and accelerated reporting requirements. Compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements have increased our costs and require additional management resources. Additionally, these laws and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Risks Related To Our Industry

Disruptions in the capital and credit markets related to the current national and worldwide financial crisis, which may continue indefinitely or intensify, could adversely affect our results of operations, cash flows and financial condition, or those of our customers and suppliers. The current disruptions in the capital and credit markets may continue indefinitely or intensify, and adversely impact our results of operations, cash flows and financial condition, or those of our customers and suppliers. Disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation, reduced alternatives or failures of significant financial institutions could adversely affect our ability to access capital needed to conduct or expand our businesses or conduct acquisitions or make other discretionary investments, as well as our ability to effectively hedge our currency or interest rate. Such disruptions may also adversely impact the capital needs of our customers and suppliers, which, in turn, could adversely affect our results of operations, cash flows and financial conditions.

China’s commitments to the World Trade Organization may intensify competition. In connection with its accession to the World Trade Organization, China made many commitments including opening its markets to foreign products, allowing foreign companies to conduct distribution businesses and reducing customs duties. As a result, foreign manufacturers may ship their NPCC products into or establish manufacturing facilities in China. Competition from foreign companies may reduce our selling prices, net sales and profit margins, adversely affecting our business.

Our failure to comply with ongoing governmental regulations could hurt our operations and reduce our market share. In China, the chemical industry is undergoing increasing regulations as environmental awareness increases in China and our manufacturing facilities are subject to various pollution control laws and regulations which include Environmental Protection Law of the PRC, the Law of the PRC on the Prevention and Control of Water Pollution, Implementation Rules of the Law of the PRC on the Prevention and Control of Water Pollution, the Law of the PRC on the Prevention and Control of Air Pollution, Safety Administration Regulations for Hazardous Chemicals, the Law of the PRC on the Prevention and Control of Solid Waste Pollution, and the Law of the PRC on the Prevention and Control of Noise Pollution. The trend is that the Chinese government toughens its regulations and penalties for violations of environmental regulations. New regulatory actions are constantly changing our industry. Although we believe we have complied with applicable government regulations in all material aspects, there is no assurance that we will be able to do so in the future.

Risks Related To Doing Business In China

Changes in China’s political or economic situation could harm our business and our operational results. Economic reforms adopted by the Chinese government have had a positive effect on the economic development of the country, but the government could change these economic reforms or any of the legal systems at any time. This could either benefit or damage our operations and profitability. Some changes that could have this effect are:

•	Level of government involvement in the economy;

•	Control of foreign exchange;

•	Methods of allocating resources;

•	Balance of payments position;

•	International trade restrictions; and

•	International conflict.

The Chinese economy differs from the economics of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in many ways. The economic reforms in China have been conducted under a tight control of the Chinese government. As a result of these differences, we may not develop in the same way or at the same rate as might be expected if the Chinese economy were similar to those of the OECD member countries.

Our business is largely subject to the uncertain legal environment in China and your legal protection could be limited. The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which precedents set in earlier legal cases are not generally used. The overall effect of legislation enacted over the past 20 years has been to enhance the protections afforded to foreign invested enterprises in China. However, these laws, regulations and legal requirements are relatively recent and are evolving rapidly and their interpretation and enforcement involves uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. These uncertainties could limit the legal protections available to foreign investors, such as the right of foreign invested enterprises to hold licenses and permits such as requisite business licenses. In addition, all of our executive officers and our directors are residents of China, and substantially all the assets of these persons are located outside the U.S. As a result, it could be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against us or any of these persons.

The Chinese government exerts substantial influence over the manner in which we conduct our business activities. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property, work safety, labor protection, and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy, or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we hold in Chinese properties.

A slowdown or other adverse developments in the economy of the PRC may materially and adversely affect our customers, demand for our products and our business. All of our operations are conducted in the PRC. Although the economy of the PRC has grown significantly in recent years, we cannot assure you that such growth will continue. A slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in the PRC could materially reduce the demand for our products and materially and adversely affect our business.

Future inflation in China may inhibit our activity to conduct business in China. In recent years, the Chinese economy has experienced periods of rapid expansion and high rates of inflation. During 2007 and 2008, the rates of inflation in China were 4.8% and 5.9%, respectively. However, in 2009, the inflation rate in China was negative 0.8%. Expansion and inflation have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. Higher inflation may in the future cause the Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the end market for our products. In addition, due to the tightening of credit, we may have difficulties in securing funding from financial institutions in China, which could adversely affect our operations.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively. The majority of our revenues will be settled in Renminbi and U.S. Dollars, and any future restrictions on currency exchanges may limit our ability to use revenue generated in Renminbi to fund any future business activities outside China or to make dividend or other payments in U.S. dollars. Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the Renminbi for current account transactions, significant restrictions still remain, including primarily the restriction that foreign-invested enterprises may only buy, sell or remit foreign currencies after providing valid commercial documents at those banks in China authorized to conduct foreign exchange business. In addition, conversion of Renminbi for capital account items, including direct investment and loans, is subject to governmental approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that we will be able to obtain such necessary governmental approval in China or that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the Renminbi.

In 2008, Shandong Haize Nano and Shaanxi Haize Nano made payments to service providers outside of China on behalf of Faith Bloom. These payments were approved by the local branches of the State Administration of Foreign Exchange, or SAFE, as service fees. Under PRC law, the SAFE at the state or provincial levels may have the authority to re-assess and re-categorize such payments. In the event that these payments are re-categorized as loan arrangements, fines or penalties may be levied. Although the amounts of fines or penalties, if any, are uncertain at this point, such fines or penalties may have an adverse effect on our operations and financial condition if they are indeed imposed.

The value of our securities will be affected by the foreign exchange rate between U.S. dollars and Renminbi. The value of our common stock will be affected by the foreign exchange rate between U.S. dollars and Renminbi, and between those currencies and other currencies in which our sales may be denominated. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and should the Renminbi appreciate against the U.S. dollar at that time, our financial position, our business, and the price of our common stock may be harmed. If we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our common stock or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries in China would be reduced.

We may not be able to distribute our assets upon liquidation. Our assets are predominately located inside China. Under the laws governing foreign investment enterprises in China, dividend distribution and liquidation are allowed but subject to certain procedures under the relevant laws and rules. Any dividend payment will be subject to the decision of the board of directors and subject to foreign exchange rules governing such repatriation. Any liquidation is subject to both the relevant government agency’s approval and supervision as well the foreign exchange control. This may generate additional risk for our investors in case of liquidation.

PRC regulations relating to the establishment of offshore special purpose companies by PRC domestic residents and registration requirements for employee stock ownership plans or share option plans may subject our PRC resident beneficial owners or the plan participants to personal liability, limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us. SAFE issued a circular in October 2005 requiring PRC domestic residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the circular as an “offshore special purpose company.” PRC domestic residents who are stockholders of offshore special purpose companies and have completed round trip investments but did not make foreign exchange registrations for overseas investments before November 1, 2005 were retroactively required to register with the local SAFE branch before March 31, 2006. PRC resident stockholders are also required to amend their registrations with the local SAFE branch in certain circumstances. We are aware that our PRC domestic resident stockholders subject to the SAFE registration requirement have registered with the Shandong SAFE branch and amended their registration upon the share exchange between us and Faith Bloom. We cannot provide any assurances that all of our stockholders who are PRC residents have made all required amendments and will make or obtain any applicable registrations or approvals required by these SAFE regulations. The failure or inability of our PRC resident stockholders to comply with the registration procedures set forth therein may subject us to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends or limit our PRC subsidiaries’ ability to obtain foreign-exchange-dominated loans.

As it is uncertain how the SAFE regulations will be interpreted or implemented, we cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign currency-denominated borrowings, which may adversely affect our results of operations and financial condition.  In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the SAFE regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

In December 2006, the People’s Bank of China promulgated the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, or the Individual Foreign Exchange Rules, setting forth the respective requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. In January 2007, SAFE issued implementing rules for the Individual Foreign Exchange Rules, which, among other things, specified approval requirements for certain capital account transactions such as a PRC individuals participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On March 28. 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule. Under the Stock Option Rule, PRC individuals who are granted stock options by an overseas publicly-listed company are required, through a qualified PRC agent or a PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures. We and our PRC employees who might be granted stock options are subject to the Stock Option Rule. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions.

We must comply with the Foreign Corrupt Practices Act and Chinese anti-corruption laws. We are required to comply with the United States Foreign Corrupt Practices Act, or FCPA, which prohibits U.S. companies from engaging in bribery or making other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some of our competitors, are not subject to these prohibitions. The PRC also strictly prohibits bribery of government officials. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time to time in China. If our competitors engage in these practices, they may receive preferential treatment from some companies and gain an advantage in securing business, or from government officials who might give them priority in obtaining new licenses, thus putting us at a disadvantage. Our employees, agents, representatives and consultants may not always be subject to our control. If any of them violates the FCPA or other anti-corruption laws, we might be held responsible, and we could be subject to severe penalties as a result. In addition, the U.S. government may seek to hold us liable for successor liability for FCPA violations committed by companies in which we invest or which we acquire.

We may be treated as a resident enterprise for PRC tax purposes, under the Enterprise Income Tax Law and its implementing rules which became effective on January 1, 2008, and may subject to PRC income tax on our worldwide income and we may have to withhold PRC withholding tax for any dividends we pay to our non-PRC corporate stockholders. Under the Enterprise Income Tax Law of the People’s Republic of China, or the EIT Law, and its implementing rules, all domestic and foreign investment companies in China are subject to a uniform enterprise income tax at the rate of 25%. In addition, dividends from domestic companies to their foreign corporate stockholders are subject to withholding tax at a rate of 10%, if the foreign investors are considered non-resident enterprises without any establishment or place of operation within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s is subject to a lower withholding tax rate under a tax treaty or arrangement with China that provides for a lower withholding tax rate. Moreover, under the EIT Law, enterprises established under the laws of non-PRC jurisdictions, but whose “de facto management body” is located in the PRC are treated as resident enterprises for PRC tax purposes. Under the implementing rules of the EIT Law, “de facto management body” is defined as a body that has material and overall management and control over the business, personnel, accounts and properties of an enterprise. Because all of our management is currently based in China, we may be considered as a PRC resident enterprise.

If the PRC tax authorities determine that we are a “resident enterprise” for PRC EIT Law purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Second, although under the EIT Law and its implementing rules dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. The impact of the imposition of enterprise income tax will be mitigated to the extent we can obtain a foreign tax credit for such taxes against our U.S. income tax liability on such income. Finally, it is possible that the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC corporate stockholders and with respect to gains derived by our non-PRC corporate stockholders from transferring our shares. In the case of dividends paid by us to non-U.S. Holders, any PRC withholding tax on dividends that would result from our classification as a resident enterprise may be in addition to U.S. withholding tax that could otherwise apply. See “Taxation - Certain U.S. Federal Income Tax Considerations - U.S. Federal Income Tax Consequences to U.S. Holders - Payments on the Common Stock.”

Our subsidiaries in China are subject to restrictions on dividend payments and making other payments to us or any other affiliated company. We are primarily a holding company and do not conduct any business operations other than our holding of the equity interests in China. As a result, we rely on dividends, consulting and other fees paid to us by our subsidiaries in China. Our ability to pay dividends and meet our obligations is partially dependent upon receiving such payments from our subsidiaries in China. PRC regulations permit payment of dividends only out of accumulated profits as determined in accordance with Chinese accounting standards and regulations. Our subsidiaries in China are also required to set aside at least 10% of their after-tax profits, if any, each year according to Chinese accounting standards and regulations to fund certain reserve funds, unless such reserve funds have reached 50% of their respective registered capital. These reserves are not distributable as cash dividends. Furthermore, our subsidiaries are required to allocate portions of their respective after-tax profits to their enterprise expansion funds and staff welfare and bonus funds at the discretion of their boards of directors or equivalent governing bodies.

Our PRC subsidiaries are obligated to withhold and pay PRC individual income tax in respect of the salaries and certain other income received by their employees who are subject to PRC individual income tax. If our PRC subsidiaries fail to withhold or pay such individual income tax in accordance with applicable PRC regulations, they may be subject to certain sanctions and other penalties, which could have a material adverse impact on its business. Under PRC individual income tax law, our PRC subsidiaries are obligated to withhold and pay individual income tax in respect of the salaries and certain other income received by their employees who are subject to PRC individual income tax. Our PRC subsidiaries may be subject to certain sanctions and other liabilities under the PRC tax rules and regulations in case of failure to withhold and pay individual income taxes for their employees in accordance with the applicable law and regulations. Sales commission is a component of the compensation paid to our sales personnel and we do not currently deduct or withhold individual income tax for this portion of the salary. Although we have not received any notice or penalty from PRC tax authorities, we cannot assure you that such notice or penalty will not occur in the future. We have subsequently established relevant tax withholding policies and we believe that such taxes will be effectively withheld in 2010.

Any future outbreak of severe acute respiratory syndrome or avian influenza in China, or similar adverse public health developments, may severely disrupt our business and operations. A renewed outbreak of severe acute respiratory syndrome, the Avian Flu or another widespread public health problem in China, where all of our manufacturing facilities are located and where all of our revenues are derived from, could have a negative effect on our operations. In addition, there have been confirmed human cases of avian influenza in PRC, Vietnam, Iraq, Thailand, Indonesia, Turkey, Cambodia and other countries which have proven fatal in some instances. If such an outbreak or any other similar epidemic were to spread in China, where our operations are located, it may adversely affect our business and operating results.

Such an outbreak could have an impact on our operations as a result of:

•	quarantines or closures of our manufacturing facilities, which would severely disrupt our operations,

•	the sickness or death of our key officers and employees, and

•	a general slowdown in the Chinese economy.

You may have difficulty enforcing judgments obtained against us. Substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United Slates. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon those persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United Stales and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such PRC courts would he competent to hear original actions brought in the PRC against us or such persons predicated upon the securities laws of the United States or any state.

Risks Related To Our Common Stock

We do not intend to pay cash dividends in the near future. We have never declared or paid cash dividends on our capital stock and we do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business. In addition, the terms of any future debt or credit facility may preclude us from paying any dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of potential gain in your investment for the foreseeable future.

Future issuances of shares or equity-related securities may depress the trading price of our shares. Any issuance of equity securities could dilute the interests of our existing stockholders and could substantially decrease the trading price of our shares. We may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions, strategic collaborations or other transactions), to adjust our ratio of debt to equity and to satisfy our obligations upon the exercise of outstanding warrants or options or for other reasons.

Sales of a substantial number of shares or other equity-related securities in the public market could depress the market price of our shares, and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our shares or other equity-related securities would have on the market price of our shares. In addition, the price of our shares could be affected by possible sales of our shares by investors who view our convertible notes as a more attractive means of obtaining equity participation in our company and by hedging or arbitrage trading activity by investors that we expect to develop involving our convertible note.

Our articles of incorporation contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our shares. Our articles of incorporation contain provisions that could discourage, delay or prevent a merger, acquisition or other change of control of our company or changes in our board of directors that our stockholders might consider favorable, including transactions in which you might receive a premium for your shares. For example, our board of directors has the authority to create and issue, without prior stockholder approval, preferred stock that may have rights senior to those of our common stock and that, if issued, could operate as a “poison pill” to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that is not approved by our board of directors. These provisions also could limit the price that investors might be willing to pay in the future for our shares, thereby depressing the market price of our shares. Stockholders who wish to participate in these transactions may not have the opportunity to do so. In addition, we are subject to the provisions of Chapter 78 of the Nevada Revised Statutes, which may prohibit certain business combinations with stockholders owning 10% or more of our outstanding voting stock. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

Risks Related to This Offering

Our common stock may be affected by limited trading volume and may fluctuate significantly.  The stock market has experienced significant price and volume fluctuations that have particularly affected the trading prices of equity securities of many companies that have business operations primarily in China. These fluctuations have often been unrelated or disproportionate to the operating performance of many of these companies. Any negative change in the public’s perception of these companies could decrease our stock price regardless of our operating results. The market price of our common stock has been and may continue to be volatile. We expect our stock price to be subject to fluctuations as a result of a variety of factors, including factors beyond our control. These factors include:

•	actual or anticipated variations in our quarterly operating results;

•	announcements of technological innovations or new products or services by us or our competitors;

•	announcements relating to strategic relationships or acquisitions;

•	the issuance of new equity securities;

•	changes in interest rates;

•	the depth and liquidity of the market for our common stock;

•	investor perceptions of our company and our industry generally;

•	additions or terminations of coverage of our common stock by securities analysts;

•	statements by securities analysts regarding us or our industry;

•	conditions or trends in the our industry; and

•	changes in the economic performance and/or market valuations of other NPCC and chemical companies.

The prices at which our common stock trades will affect our ability to raise capital, which may have an adverse affect on our ability to fund our operations.

Our common stock is currently traded on the NASDAQ Global Select Market under the symbol “SDTH.”  The market price of our shares experienced, and may continue to experience, significant volatility. For the period from December 31, 2008 to November 5, 2010, the trading price of our shares on the NASDAQ Global Select Market and previously on the Nasdaq Capital Market has ranged from a low of US$2.52 per share to a high of US$7.66 per share. Numerous factors, including many over which we have no control, may have a significant impact on the market price of our shares.

The quotation of our common stock on the NASDAQ does not assure that a meaningful, consistent and liquid trading market currently exists. In the absence of an active trading market:

•	investors may have difficulty buying and selling or obtaining market quotations;

•	market visibility for our common stock may be limited; and

•	a lack of visibility for our common stock may have a depressive effect on the market for our common stock.

Although an active trading market has developed for our common stock, there can be no assurance that an active trading market for our common stock will be sustained. Failure to maintain an active trading market for our common stock may adversely affect our shareholders’ ability to sell our common stock in short time periods, or at all. Our common stock has experienced, and may experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our common stock.

Shares eligible for future sale may adversely affect the market price of our common stock, as the future sale of a substantial amount of our restricted stock in the public marketplace could reduce the price of our common stock.  From time to time, certain of our stockholders may be eligible to sell all or some of their shares of common stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144, promulgated under the Securities Act (“Rule 144”), subject to certain limitations. Under Rule 144, a person who has beneficially owned restricted shares of our common stock or warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale.

Persons who have beneficially owned restricted shares of our common stock or warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the total number of securities of the same class then outstanding; or

•	the average weekly trading volume of such securities during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale.

If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency determines that its approval was required in connection with this offering, we may become subject to penalties.  On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the 2006 M&A Rule, which became effective on September 8, 2006. The 2006 M&A Rule, among other things, has certain provisions that require offshore special purpose vehicles, or SPVs, formed for the purpose of acquiring PRC domestic companies and controlled by PRC individuals, to obtain the approval of the CSRC prior to listing their securities on an overseas stock exchange. We believe that while the CSRC generally has jurisdiction over overseas listings of SPVs like us, CSRC's approval is not required for our overseas listing and any future offerings given the fact that our current corporate structure was established before the new regulation became effective. However, there remains some uncertainty as to how this regulation will be interpreted or implemented in the context of an overseas offering. If the CSRC or another PRC regulatory agency subsequently determines that its approval was required for our overseas listing and any future offerings, we may face sanctions by the CSRC or another PRC regulatory agency. If this happens, these regulatory agencies may impose fines and other penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the injection of proceeds from an offering into our PRC subsidiaries, restrict or prohibit payment or remittance of dividends by our PRC subsidiaries to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our common stock.

Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.  Although we plan to use all of the net proceeds from this offering for NPCC production capacity expansion, research and development efforts and other working capital requirements, our management still has broad discretion as to the application of the net proceeds from this offering and could use them for purposes other than those contemplated at the time of this offering. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase our profitability or market value.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In this prospectus we make, and from time to time we otherwise make, written and oral statements regarding our business and prospects, such as projections of future performance, statements of management’s plans and objectives, forecasts of market trends, and other matters that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements containing the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimates,” “projects,” “believes,” “expects,” “anticipates,” “intends,” “target,” “goal,” “plans,” “objective,” “should” or similar expressions identify forward-looking statements, which may appear in documents, reports, filings with the Securities and Exchange Commission, news releases, written or oral presentations made by officers or other representatives made by us to analysts, stockholders, investors, news organizations and others, and discussions with management and other of our representatives. For such statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Our future results, including results related to forward-looking statements, involve a number of risks and uncertainties. No assurance can be given that the results reflected in any forward-looking statements will be achieved. Any forward-looking statement speaks only as of the date on which such statement is made. Our forward-looking statements are based upon assumptions that are sometimes based upon estimates, data, communications and other information from suppliers, government agencies and other sources that may be subject to revision. Except as required by law, we do not undertake any obligation to update or keep current either (i) any forward-looking statement to reflect events or circumstances arising after the date of such statement, or (ii) the important factors that could cause our future results to differ materially from historical results or trends, results anticipated or planned by us, or which are reflected from time to time in any forward-looking statement.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the 10,000,000 shares of common stock in this offering, at the assumed public offering price of $6.09 per share, the reported last sale price of our common stock on the NASDAQ Global Select Market on November 17, 2010, will be approximately $56.4 million, after deducting the underwriting discounts and commissions and estimated offering expenses. Our net proceeds will be approximately $64.9 million if the underwriters exercise their option in full to purchase 1,500,000 additional shares of common stock from us.

We intend to use the net proceeds from the offering for the following purposes, subject to our application for, and the receipt of, applicable registrations and approvals under PRC laws and regulations:

•      approximately $45 million for NPCC production capacity expansion;

•      approximately $4 million for research and development efforts; and

•      the remaining balance for other working capital requirements.

We do not have any specific agreements or commitments for the above purposes. The amount and timing of our actual expenditures will depend on numerous factors, including our ability to identify acquisition candidates and to complete these transactions on satisfactory terms, and the amount of cash generated or used by our operations. We may find it necessary or advisable to use portions of the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds. Additionally, we may choose to expand our current business through acquisitions of other complementary businesses, products or technologies, using cash or shares of our common stock. Pending these uses, the proceeds will be invested in short-term bank deposits.

DIVIDEND POLICY

We have not paid any cash dividends since our inception and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We expect to retain our earnings, if any, to provide funds for the expansion of our business. Future dividend policy will be determined periodically by the Board of Directors based upon conditions then existing, including our earnings and financial condition, capital requirements and other relevant factors.

Under current PRC regulations, wholly foreign-owned enterprises and Sino-foreign equity joint ventures in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Additionally, these foreign-invested enterprises are required to set aside certain amounts of their accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends. Payment of future dividends, if any, will be at the discretion of our Board of Directors after taking into account various factors, including current financial condition, operating results and current and anticipated cash needs.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2010:

(i) on an actual basis; and

(ii) on an as adjusted basis to give effect to the receipt of estimated net proceeds of $56.4 million from the sale of 10,000,000 shares of common stock in this offering at the assumed public offering price of $6.09 per share, the reported last sale price of our common stock on the NASDAQ Global Select Market on November 17, 2010, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements, including the related notes, contained elsewhere in this prospectus.

	As of September 30, 2010
	(Actual)	(As adjusted)

Shareholders' equity:
Preferred Stock, par value: $0.00001 per share, authorized: 10,000,000 shares, outstanding, nil	-	-
Common Stock, par value: $0.00001 per share, authorized: 100,000,000 shares issued and outstanding: 54,202,036 shares and 64,202,036 shares on an actual and an adjusted basis, respectively	542	642
Additional paid-in capital	37,132,442	93,514,342
Statutory reserves	8,455,328	8,455,328
Retained earnings	131,845,642	131,845,642
Accumulated other comprehensive income	18,942,787	18,942,787
Total shareholders' equity	196,376,741	252,758,741

Total capitalization	$196,376,741	$252,758,741

MARKET PRICE INFORMATION

Our common stock has been quoted on The NASDAQ Global Select Market under the symbol “SDTH” since January 31, 2008. This was after our common stock had been quoted on the NASDAQ Capital Market under the symbol “SDTH” since May 24, 2007.  The following table provides the high and low sales prices for our common stock for the periods indicated.

Year ended December 31, 2008	High	Low
First Quarter	$15.57	$7.01
Second Quarter	$10.60	$7.43
Third Quarter	$10.49	$6.00
Fourth Quarter	$7.15	$2.67

Year ended December 31, 2009	High	Low
First Quarter	$4.29	$2.52
Second Quarter	$4.78	$3.05
Third Quarter	$7.20	$3.86
Fourth Quarter	$7.19	$5.31

Year ending December 31, 2010	High	Low
First Quarter	$7.66	$5.30
Second Quarter	$7.55	$4.73
Third Quarter	$5.31	$4.17
Fourth Quarter (until November 17, 2010)	$6.45	$4.80

On November 17, 2010, the reported last sale price of our common stock on The NASDAQ Global Select Market was $6.09 per share. There were approximately 305 holders of record of our common stock as of November 17, 2010.

DILUTION

If you invest in our shares of common stock, you will incur immediate, substantial dilution based on the difference between the public offering price per share you will pay in this offering and the net tangible book value per share of common stock immediately after this offering.

Our net tangible book value as of September 30, 2010 was approximately $196,141,951, or $3.62 per share, based on 54,202,036 shares of common stock outstanding on September 30, 2010. “Net tangible book value” is total assets minus the sum of liabilities and intangible assets. “Net tangible book value per share” is net tangible book value divided by 54,202,036 shares of common stock issued and outstanding on September 30, 2010. Based on the assumed public offering price of $6.09 per share, investors will incur further dilution from the sale by us of 10,000,000 shares of our common stock offered in this offering, and after deducting the estimated underwriting discount and commissions of 6.5% and estimated offering expenses, our as adjusted net tangible book value as of September 30, 2010 would have been $252,523,951, or $3.93 per share, based on 64,202,036 shares outstanding after this offering. This represents an immediate increase in net tangible book value of $0.31 per share to our existing stockholders and an immediate dilution of $2.16 per share to the new investors purchasing shares of our common stock in this offering.

The following table illustrates this per share dilution:

Assumed public offering price per share	$6.09
Net tangible book value per share as of September 30, 2010	$3.62
Increase in net tangible book value per share attributable to this offering	$0.31
As adjusted net tangible book value per share after this offering	$3.93
Dilution per share to new public investors	$2.16

The number of our shares outstanding after this offering as shown above excludes 1,500,000 shares of our common stock that we may issue upon the exercise by the underwriters of their over-allotment option.  We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with “Management's Discussion and Analysis of Financial Condition and Results of Operations,” the financial statements and related notes, and the other financial information included in this prospectus.

We derived the consolidated financial data as of December 31, 2008 and 2009, and for each of the years in the three-year period ended December 31, 2009, from our audited consolidated financial statements that are included elsewhere in this prospectus. We derived the consolidated financial data as of December 31, 2005, 2006 and 2007 and for the years ended December 31, 2005 and 2006 from our audited consolidated financial statements that are not included in this prospectus. We derived the consolidated financial data for the nine months ended September 30, 2009 and 2010 and as of September 30, 2010 from our unaudited condensed consolidated financial statements, which are included elsewhere in this prospectus. In the opinion of our management, the unaudited condensed consolidated financial statements have been prepared on the same basis as our audited financial statements and include all adjustments, consisting of normal recurring adjustments and accruals, necessary for the fair presentation of the financial information set forth in those statements. Historical results are not necessarily indicative of the results to be expected in future periods.

SELECTED CONSOLIDATED BALANCE SHEET DATA

	As of December 31,					As of September 30,
	2005	2006	2007	2008	2009	2010
				As adjusted (1)
ASSETS
Current assets:
Cash	$10,749,300	$34,684,142	$26,366,568	$114,287,073	$115,978,763	$120,649,206
Accounts receivable	2,583,881	4,115,538	6,075,371	6,806,066	4,600,722	6,146,848
Inventories	253,104	909,493	1,074,820	2,310,995	2,018,283	2,113,346
Due from related parties	-	1,601	1,712	-	-	-
Prepaid expenses and other receivables	1,314,640	1,028,499	2,262,872	510,825	3,947,086	3,777,795
Income tax refund receivable	-	-	-	-	1,455,906	1,455,906
Debt issuance costs	-	-	-	-	-	815,639
Current assets of discontinued operations	6,476,727	2,716,399	2,695,151	962,942	801,983	818,637
Assets held for sale	-	-	-	-	1,718,475	1,754,163
Total current assets	21,377,652	43,455,672	38,476,494	124,877,901	130,521,218	137,531,540

Property, plant and equipment, net	4,216,158	18,288,002	56,623,334	98,344,722	123,099,860	127,237,848
Land use rights	-	-	124,028	15,710,333	15,432,743	30,153,106
Intangible assets	-	-	-	-	280,329	234,790
Debt issuance costs	-	-	-	3,096,073	1,720,209	-
Non-current assets of discontinued operations	4,363,518	5,285,677	5,720,082	1,777,800	-	-
Deposit for mining rights	-	-	-	-	-	268,734
Total assets	$29,957,328	$67,029,351	$100,943,938	$243,806,829	$271,054,359	$295,426,018

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$400,542	$1,211,485	$2,996,020	$4,493,551	$3,998,532	$1,719,051
Accrued expenses and other payables	721,677	1,076,408	2,848,308	4,342,006	4,737,356	6,586,326
Long-term convertible notes, current portion	-	-	-	-	-	84,536,567
Income taxes payable	195,859	564,151	5,869	1,588,895	60,573	2,099,079
Due to related parties	193,150	2,852,885	633,638	1,737,404	1,572,427	773,081
Payable for acquisition	-	-	-	-	3,803,060	-
Current liabilities of discontinued operations	3,673,512	4,195,158	5,456,918	14,912	42,068	43,038
Total current liabilities	5,184,740	9,900,087	11,940,753	12,176,768	14,214,016	95,757,142

Long-term convertible notes	-	-	-	77,926,310	79,298,539	-
Non-current income taxes payable	-	-	-	974,131	1,598,237	2,137,379
Note payable to related party	-	-	-	-	601,631	-
Deferred income tax liabilities	-	-	-	5,387,262	4,443,810	853,928
Non-current liabilities of discontinued operations	-	-	-	293,977	294,708	300,828
Total liabilities	5,184,740	9,900,087	11,940,753	96,758,448	100,450,941	99,049,277

Total shareholders' equity	24,772,588	57,129,264	89,003,185	147,048,381	170,603,418	196,376,741
Total liabilities and shareholders' equity	$29,957,328	$67,029,351	$100,943,938	$243,806,829	$271,054,359	$295,426,018

SELECTED CONSOLIDATED STATEMENT OF INCOME DATA

	For the Years Ended December 31,					For the Nine Months Ended September 30,
	2005	2006	2007	2008	2009	2009	2010
	As restated (2)			As adjusted (1)		As restated (3)
Net sales	$14,613,733	$22,007,814	$46,721,673	$82,419,689	$102,121,804	$72,066,915	$97,881,755
Cost of goods sold	9,264,339	13,297,976	26,812,587	48,316,242	60,218,310	42,113,090	57,539,986
Gross profit	5,349,394	8,709,838	19,909,086	34,103,447	41,903,494	29,953,825	40,341,769

Operating expenses:
Selling	796,074	1,181,341	1,680,259	2,438,908	2,103,822	1,397,013	1,798,490
General and administrative	426,339	2,110,956	2,658,806	3,074,051	5,669,923	3,987,820	4,853,287
Total operating expenses	1,222,413	3,292,297	4,339,065	5,512,959	7,773,745	5,384,833	6,651,777
Operating income	4,126,981	5,417,541	15,570,021	28,590,488	34,129,749	24,568,992	33,689,992
Other income (expense):
Interest income	8,474	47,654	94,643	132,423	685,858	570,197	249,677
Interest expense	-	-	-	(7,456,418)	(10,662,252)	(7,626,124)	(10,207,261)
Gain on extinguishment of long-term convertible notes	-	-	-	5,511,487	1,624,844	1,624,844	-
Gain on bargain purchase	-	-	-	-	619,466	-	-
Other expense, net	-	(72,690)	(12,094)	(51,604)	(121,976)	(61,688)	(50,622)
Other income (expense), net	8,474	(25,036)	82,549	(1,864,112)	(7,854,060)	(5,492,771)	(10,008,206)
Income from continuing operations before income taxes	4,135,455	5,392,505	15,652,570	26,726,376	26,275,689	19,076,221	23,681,786
Income tax expense	-	-	450,347	3,705,669	2,721,532	2,243,148	2,853,863
Income from continuing operations	4,135,455	5,392,505	15,202,223	23,020,707	23,554,157	16,833,073	20,827,923
Income (Loss) from discontinued operations, net of taxes	11,827,016	12,134,143	11,828,122	13,007,595	(449,550)	(391,857)	(179,326)
Net Income	$15,962,471	$17,526,648	$27,030,345	$36,028,302	$23,104,607	$16,441,216	$20,648,597

Basic Earnings per share:
Income from continuing operations	$0.07	$0.11	$0.28	$0.42	$0.43	$0.31	$0.38
Income (Loss) from discontinued operations	$0.18	$0.23	$0.22	$0.24	(0.00)	$(0.01)	$(0.00)
Net income per share	$0.25	$0.34	$0.50	$0.66	$0.43	$0.30	$0.38
Diluted Earnings per share:
Income from continuing operations	$0.07	$0.11	$0.28	$0.39	$0.43	$0.31	$0.38
Income (Loss) from discontinued operations	$0.18	$0.23	$0.22	$0.21	(0.00)	(0.01)	(0.00)
Net income per share	$0.25	$0.34	$0.50	$0.60	$0.43	$0.30	$0.38
Weighted average shares outstanding:
Basic	64,455,210	51,900,641	54,107,408	54,202,036	54,202,036	54,202,036	54,202,036
Diluted	64,455,210	52,022,801	54,188,410	62,205,660	54,204,923	54,204,109	54,207,133

(1) On January 1, 2009, we adopted FASB ASC Subtopic 470-20, Debt with Conversion and Other Options, or ASC 470-20, which specifies the accounting for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement).  As a result of the adoption of ASC 470-20, the financial statements reflects the retroactive adjustments to account for the debt and equity components of the 6% long-term convertible notes separately as of the date of issuance. The adoption of ASC 470-20 has resulted in a reduction in the carrying value of our convertible debt, debt issuance costs and an increase in deferred income taxes and capitalized interest. In addition, certain prior year balance sheet amounts have been reclassified to conform to the adjusted presentation.

(2) Our consolidated financial statements were restated to correct an overstatement of net sales and selling expense for the year ended December 31, 2005.

(3) Our interim condensed consolidated statement of income and cash flows for the nine months ended September 30, 2009 have been restated from previously issued interim condensed consolidated financial statements to correct an immaterial overstatement of income tax expense of $293,068 and an understatement of basic earnings per share from continuing operations of $0.01 per share, resulting from extinguishment of long-term convertible notes in February 2009.

SUPPLEMENTAL FINANCIAL DATA

We derived the consolidated financial data for the three months ended September 30, 2009 and 2010 from our unaudited condensed consolidated financial statements, which are included elsewhere in this prospectus.  We derived the consolidated financial data for the three months ended March 31 and June 30, 2010, the three months ended March 31, June 30, and December 31, 2009, and the three months ended March 31, June 30, September 30, and December 31, 2008 from our unaudited condensed consolidated financial statements, which are not included in this prospectus.

Quarterly financial information is presented as follows:

	2010
	Three Months Ended
	March 31	June 30	September 30
Net Sales	$30,226,714	$33,237,656	$34,417,385
Gross Profit	12,697,795	13,632,426	14,011,548
Income from continuing operations	6,702,261	7,079,927	7,045,735
Loss from discontinued operations	(56,995)	(65,174)	(57,157)
Net income	6,645,266	7,014,753	6,988,578
Basic Earnings (loss) per Common Share
Income from continuing operations	0.12	0.13	0.13
Loss from discontinued operations	(0.00)	(0.00)	(0.00)
Net income per common share	0.12	0.13	0.13
Diluted Earnings (loss) per Common Share
Income from continuing operations	0.12	0.13	0.13
Loss from discontinued operations	(0.00)	(0.00)	(0.00)
Net income per common share	0.12	0.13	0.13

	2009
	Three Months Ended
	March 31	June 30	September 30	December 31
Net Sales	$20,672,353	$26,018,533	$25,376,060	$30,054,858
Gross Profit	8,487,126	11,386,120	10,080,579	11,949,669
Income from continuing operations	5,353,802	6,630,881	4,848,390	6,721,084
Loss from discontinued operations	(78,162)	(95,716)	(217,979)	(57,693)
Net income	5,275,640	6,535,165	4,630,411	6,663,391
Basic Earnings (loss) per Common Share
Income from continuing operations	0.10	0.12	0.09	0.12
Loss from discontinued operations	(0.00)	(0.00)	(0.00)	(0.00)
Net income per common share	0.10	0.12	0.09	0.12
Diluted Earnings (loss) per Common Share
Income from continuing operations	0.09	0.12	0.09	0.12
Loss from discontinued operations	(0.00)	(0.00)	(0.00)	(0.00)
Net income per common share	0.09	0.12	0.09	0.12

	2008
	Three Months Ended
	March 31	June 30	September 30	December 31
Net Sales	$13,424,531	$19,098,980	$25,526,971	$24,369,207
Gross Profit	5,511,619	7,782,246	10,799,455	10,010,127
Income from continuing operations	3,896,460	4,486,627	4,786,007	9,851,613
Income (loss) from discontinued operations	3,518,526	5,334,490	4,378,397	(223,818)
Net income	7,414,986	9,821,117	9,164,404	9,627,795
Basic Earnings (1oss) per Common Share
Income from continuing operations	0.07	0.08	0.09	0.18
Income (loss) from discontinued operations	0.07	0.10	0.08	(0.01)
Net income per common share	0.14	0.18	0.17	0.17
Diluted Earnings (1oss) per Common Share
Income from continuing operations	0.07	0.08	0.09	0.12
Income (loss) from discontinued operations	0.07	0.10	0.08	(0.00)
Net income per common share	0.14	0.18	0.17	0.12

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A, is designed to provide a reader of our financial statements with a narrative explanation from the perspective of our management on our business, financial condition, results of operations, and cash flows.  The following discussion and analysis should be read in conjunction with the financial statements and related notes and the other financial information appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risk, uncertainties and assumptions. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including those identified below, in “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading and fast growing Chinese manufacturer of specialty additives. Our nano-precipitated calcium carbonate (“NPCC”) products are used as functional additives and fillers in a broad array of products due to their low cost and the overall improved chemical and physical attributes they provide to end products. As a market leader of high-grade NPCC products, we deploy advanced processing technology to convert limestone into high-quality NPCC products, which are sold to our customers in the tire, PVC building materials, PP building materials, ink, paint, latex, adhesive, paper and PE industries. In the nine months ended September 30, 2010, we have also generated small amounts of revenue from the sales of asphalt products.

Factors Affecting our Results of Operations

Our operating results are primarily affected by the following factors:

•
NPCC Industry Growth.  We believe the future growth of the market for NPCC in China and the penetration of NPCC applications into different industries will be general determining factors affecting our financial condition and results of operations.

•
Research and Development. We believe research and development capabilities, particularly the development of technology to modify the property of a specific NPCC product to fit a particular end product, have become an increasingly important driver of our growth. We believe this technology is essential to the development and introduction of our new NPCC products, and we focus on enhancing our research and development capabilities to improve our operating performance.

•
Production Capacity and Production Volume.  We believe the rapid growth of the NPCC market in China and the ability to continuously expand production capacity are factors that determine our financial condition and operating performance. We believe that the ability to increase production capacity is an essential factor in significantly increasing revenues and profit.

•
Price and Quality of NPCC Products. We believe our ability to maintain a stable price structure with the quality of our products and our technical service capabilities in customization of NPCC products are factors that determine our financial condition and operating performance.  We expect our average selling price to fluctuate narrowly within a small range.  We believe most of our customers in China use NPCC as an additive to enhance functionalities of their end products and to save costs, which are directly affected by the quality of NPCC used.

•
Raw Material Supply and Prices.  We focused on the costs of raw material supplies in evaluating our financial condition and operating performance. The per unit costs of producing our products are subject to the supply and price volatility of coal and other raw materials. We expect the cost for raw materials to fluctuate with commodity price of anthracite. Price of anthracite correlates with general changes in energy price.  We expect that they will continue to be affected by factors such as fluctuations of world energy prices and general economic conditions such as inflation and transportation.

•
Competition.  While China’s NPCC market is expected to grow, we are subject to intense competition.  We face significant competition from NPCC manufacturers within China and well-established chemical companies from other countries.  We compete based upon proprietary technologies, manufacturing capacity, product quality, production costs and the ability to produce a diverse range of NPCC products.  For our NPCC products, our competitors include NPCC manufacturers both within China and around the world.  We also face competition from certain well-established foreign chemical companies, including Imperial Chemical Industries Limited (ICI), Solvay S.A., Minerals Technologies Inc., and Shiraishi Calcium Kaisha Ltd. For example, competition for our NPCC products in the paper and ink industries primarily comes from Japanese manufacturers such as Shiraishi Calcium Kaisha, which sells to Chinese automobile paint makers and Japanese ink makers in China.  Whether we compete successfully will determine our net sales, financial condition and operating performance.

Organization

ShengdaTech is incorporated in Nevada in the United States of America.  ShengdaTech’s wholly owned subsidiaries, Chaodong, Shandong Haize Nano, Bangsheng Chemical, Shaanxi Haize Nano, and Zibo Jiaze Nanomaterials Ltd. (“Zibo Nano”) and collectively the “PRC operating subsidiaries” are established under the laws of the PRC.

On December 11, 2009, Faith Bloom, a wholly-owned subsidiary of ShengdaTech, acquired 100% of the equity interest of Chaodong.  Chaodong was an inactive manufacturer of NPCC products. The name of Chaodong was changed to Anhui Yuanzhong Nanomaterials Co., Ltd. in April 2010.

Our corporate structure is depicted in the following chart:

Net Sales

We derive our net sales from the sale of our NPCC products.

The most significant factors that directly or indirectly affect our sales are as follows:

•	Manufacturing capacity of NPCC;

•	Breakthroughs of R&D and applications of NPCC;

•	Pricing of our NPCC products;

•	Competitive landscape;

•	Industry demand; and

•	Exchange rate.

Manufacturing capacity of NPCC. We increased our annual manufacturing capacity of NPCC from 90,000 metric tons as of December 31, 2006 to 130,000 metric tons as of December 31, 2007 to 190,000 metric tons as of December 31, 2008 and further to 250,000 metric tons as of December 31, 2009.  Our Phase I NPCC facility in Zibo started production in late August 2009. The facility reached 90% capacity utilization at the end of 2009 and 100% capacity in January 2010. Our Anhui facility started production in May 2010 after we completed certain repair and maintenance of the facility and equipment and performed certain technological upgrades consistent with our Tai’an, Shandong facility. As of September 30, 2010, our aggregate manufacturing capacity of NPCC was 260,000 metric tons.  Increasing capacity allows us to provide a stable supply of NPCC to our existing customers and attract new customers.

Breakthroughs of research and development and applications of NPCC. We jointly developed with Tsinghua University the membrane-dispersion technology for NPCC production, which was officially granted a patent in November 2007.  Our research and development efforts have allowed us to develop applications of NPCC for the tire, PVC building materials, PP building materials, ink, paint, latex, adhesive, paper, PE and asphalt industries.  With the membrane-dispersion patent, we intend to maintain our leading position in technology for the NPCC market in China through continuing efforts in developing new NPCC products for applications in different industries.

Pricing of our NPCC products. The pricing of our NPCC products generally is determined by manufacturing costs, overall market demand, competition, and, increasingly, costs associated with developing the technology. In addition, the pricing of some of our NPCC products depends on the amount of cost saving that a particular industry or customer can achieve. For example, with respect to tire and PVC building materials, the pricing of NPCC products is principally affected by the cost saving benefit our customers realize by replacing some of the relatively expensive carbon black and silicon dioxide with less expensive NPCC. With respect to paper, the pricing of NPCC is principally affected by comparable imported products.

Competitive landscape. The competition in the Chinese NPCC market is stratified. In low-end applications, where several options are available, including precipitated calcium carbonate (PCC) and other fillers, suppliers are experiencing price pressure from their counterparts and from end users. However, in more complex applications, where NPCC use has proven to lower manufacturing costs and improve quality, end users will accept higher-priced and technologically advanced products, especially producers of tires, adhesives, high-end oil and inks, and auto coating industries. We target potential end users of high-end NPCC products. Our exclusive, patent-protected membrane-dispersion technology differentiates us from other competitive offerings and enables us to penetrate the market.

Industry demand. Our business and sales of product growth depends on industry demand for NPCC. The downstream industries we supply are the tire, polyvinyl chloride (PVC) building materials, ink, paint, latex, adhesive, paper, polyethylene (PE) and asphalt industries. Given the diverse application of our NPCC products and the development of our R&D pipeline for new end markets, we believe that our business is well positioned for continued growth.

Section 421 of the Trade Act of 1974. China’s accession to the World Trade Organization (“WTO”) included transitional remedies to address import surges into other countries leading to market disruption. In the United States, the relevant safeguard provision was enacted as Section 421 of the Trade Act of 1974.  Section 421 permits U.S. domestic industries and workers injured by rapidly increasing imports from China to seek relief. Similar to other safeguard provisions, a Section 421 investigation is initiated by the filing of a petition with the United States International Trade Commission (“ITC”). On the basis of information developed in such investigation, the ITC determined, pursuant to Section 421(b)(1) of the Trade Act of 1974, that certain passenger vehicle and light truck tires from the PRC are being imported into the United States in such increased quantities or under such conditions as to cause or threaten to cause market disruption to the domestic producers of like or directly competitive products. On September 11, 2009, the United States government announced the decision to grant relief in the form of increasing the tariffs on such passenger vehicle and light truck tires for a three-year period by 35% in year one, 30% in year two, and 25% in year three. The increase in tariffs may harm the export business of our NPCC customers in the tire industry, which would decrease demand for our NPCC products, cause our revenue to decline and materially and adversely affect our business.

Exchange rate. Our sales of products have been affected by the foreign exchange rate between the U.S. dollar (“USD”) and the Renminbi (“RMB”) because the functional currency of our operating subsidiaries in the PRC is Renminbi while our financial statements have been expressed in USD, the functional currency of ShengdaTech, Inc. In addition, most of our sales contracts are denominated in Renminbi.  The accompanying consolidated statements of income have been translated using the average exchange rates prevailing during each of the periods presented.

Cost of Goods Sold

Cost of goods sold consists primarily of  raw materials, packaging, utility and supply costs consumed in the manufacturing process, manufacturing labor, depreciation expenses and direct overhead expenses necessary to manufacture finished goods as well as warehousing and distribution costs such as inbound freight charges, shipping and handling costs, purchasing and receiving costs, and inspection costs.

The most significant factors that directly or indirectly affect our cost of goods sold are as follows:

•	Processing technologies for NPCC;

•	Transporting, supply, and price of limestone;

•	Availability and price of anthracite and soft coal;

•	Supply and price of electricity; and

•	Exchange rate.

Processing technologies for NPCC. The advancement of NPCC processing technologies is crucial in order to deliver value to our clients. In conjunction with Tsinghua University, we successfully completed the development of a more advanced membrane-dispersion technology, which was officially granted a patent in November 2007. We and Tsinghua University each have a 50% ownership share of the technology. We have the exclusive right to use the technology under a license agreement with Tsinghua University for the life of the patent. The membrane-dispersion technology enables us to produce NPCC in a more efficient and cost effective manner, resulting in significant cost savings after it was deployed.

Transporting, supply, and price of limestone. Limestone is an essential raw material for NPCC. Our average unit price for limestone have fluctuated from approximately $6.5 per metric ton in 2008 to approximately $6.9 per metric ton in 2009 and to approximately $6.5 per metric ton in the nine months ended September 30, 2010.  Our Shaanxi Facility is close to a high-quality limestone quarry, which enables us to minimize transportation cost of limestone. We maintain a strong relationship with our mining contractor which conducts extracting activities for us. In addition, on June 19, 2008, we entered into an investment agreement with the Management Committee of Zibo High-Tech Industrial Development Zone (the “Management Committee”). The Management Committee has agreed to transfer to us mining rights to quality limestone. As of September 30, 2010, the transfer of mining rights to our Company is still under review of the Management Committee. In addition, the acquisition of Anhui Yuanzhong on December 11, 2009 included approximately two years of limestone mining rights, subject to local government administrative processes. We are in the process of applying for mining rights of this mine with the local government of Hanshan County, Anhui Province.  If the application is approved, we expect to be granted mining rights for an additional ten years. In addition, we entered into a Project Investment Agreement with the local government of Hanshan County, which also includes the purchase of certain reserves of exclusive mining rights of additional limestone. On May 25, 2010, we entered into an agreement to purchase three years of mining rights for approximately 11.61 million metric tons of limestone reserves with the Shaanxi provincial government for our Shaanxi facility for RMB 1.8 million (approximately $268,734), which has been fully paid.  We plan to utilize third parties for mining and processing operations and does not plan to engage in any mining or processing operations. We believe that our access to these limestone sources will be sufficient to satisfy our limestone requirements and expansion needs for the foreseeable future.

Availability and price of anthracite and soft coal. Anthracite and soft coal are used in the production of our NPCC products as key raw material and fuel, respectively. Anthracite and soft coal represented a significant portion of our total cost of goods sold in 2009 and the nine months ended September 30, 2010.  We have long-term relationships with our coal suppliers. We have also developed a network of alternative suppliers for backup purposes. Average anthracite prices has increased in recent periods, from approximately $145 per metric ton for 2008 to approximately $151 per metric ton for 2009 to approximately $164 per metric ton for the nine months ended September 30, 2010.

Supply and price of electricity. Electricity from the grid is the primary power source for the production of NPCC, and it is currently supplied by the local government. The price of electricity for our operations remained fairly consistent at $0.08/kwh for 2008, 2009 and $0.07/kwh for the nine months ended September 30, 2010.

Exchange rate. Our cost of products sold has been affected by the foreign exchange rate between USD and RMB because the functional currency of our operating subsidiaries in the PRC is the RMB while our financial statements are expressed in USD, which is the functional currency of ShengdaTech, Inc. The accompanying consolidated statements of income have been translated using the average exchange rates prevailing during each of the periods presented.

Gross Profit

Our gross profit has been, and will be, affected by many factors, including (a) the demand for our products, (b) the average selling price of our products, which in turn depends in part on the mix of products sold, (c) new product introductions, (d) the volume and costs of manufacturing of our products, (e) competitive activities, (f) expanded international operations and (g) entry into new industry applications.

Operating Expenses

Operating expenses consist of selling and general and administrative expenses.

Selling expenses consists primarily of salaries, bonuses and employee benefits for sales personnel, sales commissions, travel, lodging and other related miscellaneous expenses.

General and administrative expenses consist primarily of administrative personnel costs, including salaries, bonuses and employee benefits, office facility and equipment costs, amortization of land use rights,  research and development costs, and other support costs including utilities, insurance and professional fees.

Recently Issued Accounting Standards

In January 2010, the FASB issued guidance that requires new disclosures, and clarifies existing disclosure requirements, about fair value measurements. The clarifications and the requirement to separately disclose transfers of instruments between level 1 and level 2 of the fair value hierarchy are effective for interim reporting periods beginning after December 15, 2009; however, the requirement to provide purchases, sales, issuances and settlements in the level 3 roll forward on a gross basis is effective for fiscal years beginning after December 15, 2010. The implementation of this guidance is not expected to have a material impact on our consolidated financial statements.

In October 2009, the FASB amended the accounting and disclosure requirements for revenue recognition. These amendments, effective for fiscal years beginning on or after June 15, 2010, modify the criteria for recognizing revenue in multiple element arrangements and the scope of what constitutes a non-software deliverable. The implementation of this guidance is not expected to have a material impact on our consolidated financial statements.

Critical Accounting Policies and Estimates

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our financial statements. Our significant accounting policies are set forth in detail in Note 2 to our consolidated financial statements included elsewhere in this prospectus. We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements

Revenue Recognition - We recognize revenues from the sale of products when they are realized and earned. We consider revenue realized or realizable and earned when (1) there is persuasive evidence of an arrangement, (2) delivery has occurred, (3) the sales price is fixed or determinable, and (4) collectability is reasonably assured. Revenues are recognized when customers take delivery at our facilities, which is the point when the customers take ownership and assume risk of loss, except for our exported products, for which risk and title transfers at the customer’s port. We sell all products to end users and recognize revenues, net of sales rebates and taxes, when revenue recognition criteria are met. We have no post-delivery obligations on our products sold.

Valuation of Long-lived Assets - The carrying values of our long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that they may not be recoverable. When such an event occurs, we project the undiscounted cash flows to be generated from the use of the asset and its eventual disposition over the remaining life of the asset. If projections were to indicate that the carrying value of the long-lived asset will not be recovered, the carrying value of the long-lived asset is reduced by the estimated excess of the carrying value over the estimated fair value. Assets held for sale for discontinued operations are recognized at the lesser of carrying value or fair value less costs to sell.

Long-term convertible notes - On January 1, 2009, as required by US GAAP, we changed how we account for our long-term convertible notes (the “Notes”) The change significantly impacts the accounting for our convertible notes by requiring us to account separately for the liability and equity components of the Notes because, upon conversion at any time before June 1, 2011, the make-whole interest payment may be settled in cash. The liability component is measured so the effective interest expense associated with the convertible notes reflects our borrowing rate at the date of issuance for similar debt instruments without the conversion feature. The difference between the cash proceeds associated with the convertible notes and this estimated fair value is recorded as a debt discount and amortized to interest expense through June 1, 2011, the earliest date the holders of the Notes can demand payment. Determining the fair value of the liability component requires the use of accounting estimates and assumptions. These estimates and assumptions are judgmental in nature and could have a significant impact on the determination of the liability component and, in effect, the associated interest expense. According to the guidance, the carrying amount of the liability component is determined by measuring the fair value of a similar liability that does not have an associated equity component. If no similar liabilities exist, estimates of fair value are primarily determined using assumptions that market participants would use in pricing the liability component, including market interest rates, credit standing, yield curves, and volatilities.

Business combination - The application of the purchase accounting requires certain estimates and assumptions especially concerning the determination of the fair values of the acquired intangible assets and property, plant and equipment as well as the liabilities assumed at the date of the acquisition. Moreover, the useful lives of the acquired intangible assets, property, plant and equipment have to be determined. Measurement of fair value and useful lives are based to a large extent on anticipated cash flows. If actual cash flows vary from those used in calculating fair values, this may significantly affect our future results of operations. Factors that may affect the assumptions regarding future cash flows include: long-term sales forecasts and anticipation of selling price erosion due to excessive capacities and competition. For significant acquisitions, the purchase price allocation is carried out with assistance from independent third-party valuation specialists. The valuations are based on information available at the acquisition date.

Results of operations

Continuing Operations —Comparison for the nine months ended September 30, 2009 and 2010

Sales of Products

	For the Nine Months Ended September 30,
	2009		2010		Change
	Amount ($)	% of Net Sales	Amount ($)	% of Net Sales	Amount ($)	(%)
Net sales	72,066,915	100.0	97,881,755	100.0	25,814,840	35.8

For the nine months ended September 30, 2010, sales increased by $25,814,840 or 35.8% compared to the nine months ended September 30, 2009. The increase was mainly due to the increase in sales volume of 51,085 metric tons resulting from the additional production capacity of the Zibo, Shandong facility and the Anhui facility. Our capacity increased from 250,000 metric tons as of September 30, 2009 to 260,000 metric tons as of September 30, 2010 and our sales volume increase from 149,841 metric tons in the nine months ended September 30, 2009 to 200,926 metric tons in the nine months ended September 30, 2010. The average selling price of NPCC for the nine months ended September 30, 2010 was approximately $487 per metric ton, an increase of $6 per metric ton from an average selling price of $481 per metric ton for the nine months ended September 30, 2009. The increase in our average selling price was due primarily to our pricing strategy and changes in our product mix based on market demands. For the nine months ended September 30, 2010, sales of plastic and adhesive applications increased by $22,208,675 and $7,324,330, respectively, compared to the nine months ended September 30, 2009, primarily due to increased demand from our customers.  For the nine months ended September 30, 2010, sales of rubber application and paint, ink and paper applications decreased by $1,257,063 and $2,475,647, respectively, primarily due to specific customers’ needs and demand and timing of their purchases. For the nine months ended September 30, 2010, sales of automobile undercoating application remained stable compared to the nine months ended September 30, 2009, and we also generated $14,545 in net sales from our new asphalt application.

We expect our average selling price to fluctuate narrowly within a small range. We believe the quality of our products and our strong technical service capability in customization of NPCC products will allow us to maintain a stable price structure in the foreseeable future.

On December 11, 2009, we acquired 100% of the equity interest of Chaodong. Our Anhui facility started production in late May 2010, which added 10,000 metric tons to our capacity. During the nine months ended September 30, 2010, we generated $1,617,515 of sales of NPCC from our Anhui facility.

Cost of Goods Sold and Gross Profit

	For the Nine Months Ended September 30,
	2009		2010		Change
	Amount ($)	% of Net Sales	Amount ($)	% of Net Sales	Amount ($)	(%)
Cost of goods sold	42,113,090	58.4	57,539,986	58.8	15,426,896	36.6

Gross profit	29,953,825	41.6	40,341,769	41.2	10,387,944	34.7

Cost of goods sold increased by $15,426,896, or 36.6%, for the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009, mainly due to the increase in sales volume. The increase in cost of goods sold comprised an increase in raw materials of $6,541,222, an increase in utility costs of $7,176,209 and an increase in other production expenses of $1,709,465, which was consistent with the increase in sales. Raw materials for our products are mainly limestone, anthracite and supplemental chemicals.

Gross margin decreased from 41.6% for the nine months ended September 30, 2009 to 41.2% for the nine months ended September 30, 2010. The decrease was mainly driven by the price increase in anthracite, one of the major components of our raw materials, and soft coal, which is mainly used to power plant equipment. For the nine months ended September 30, 2010, the purchase price of anthracite and soft coal increased by $16 and $ 9 per metric ton, respectively, compared to the nine months ended September 30, 2009. The negative impact resulted from the increase in the cost of anthracite and soft coal, which was partially offset by the increases in the average selling price of NPCC.

Operating Expenses

	For the Nine Months Ended September 30,
	2009		2010		Change
	Amount ($)	% of Net Sales	Amount ($)	% of Net Sales	Amount ($)	(%)
Operating expenses
Selling expenses	1,397,013	1.9	1,798,490	1.8	401,477	28.7
General and administrative expenses	3,987,820	5.5	4,853,287	5.0	865,467	21.7
Total operating expenses	5,384,833	7.4	6,651,777	6.8	1,266,944	23.5

Selling expenses increased by $401,477, or 28.7%, for the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009. The increase was consistent with the increase in sales and was mainly due to an increase in compensation expenses of sales personnel and of our expanded international sales and marketing department in an amount of $361,699 and additional sales office expenses in an amount of $81,292.  For the nine months ended September 30, 2010, sales commissions decreased by $41,514 compared to the nine months ended September 30, 2009 due to the implementation of our new sales commission policy effective January 1, 2010.

General and administrative expenses increased by $865,467 or 21.7% for the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009. The increase was mainly due to the increase in salary and insurance expenses of $138,962, R&D expenses of $204,320, amortization of land use rights and property tax expenses of $115,010 and $348,087, respectively, incurred in our Zibo and Anhui facilities, and an increase in other miscellaneous expenses of $211,643, partially offset by the decrease in professional service fees by $152,555 compared to the nine months ended September 30, 2009.

Operating income and income before income taxes

	For the Nine Months ended September 30
	2009		2010		Change
	Amount ($)	% of Net Sales	Amount ($)	% of Net Sales	Amount ($)	(%)
Operating income	24,568,992	34.2	33,689,992	34.4	9,121,000	37.1
Interest income	570,197	0.8	249,677	0.3	(320,520)	(56.2)
Interest expense	(7,626,124)	(10.6)	(10,207,261)	(10.4)	(2,581,137)	33.8
Gain on extinguishment of long-term convertible notes	1,624,844	2.3	-	-	(1,624,844)	(100.0)
Other expenses, net	(61,688)	(0.1)	(50,622)	(0.1)	11,066	(17.9)
Income from continuing operations before income taxes	19,076,211	26.6	23,681,786	24.2	4,605,565	24.1
Income tax expense	2,243,148	3.1	2,853,863	2.9	610,715	27.2

Operating income increased by $9,121,000 or 37.1% for the nine months ended September 30, 2010, compared to the nine months ended September 30, 2009. The increase was consistent with the increase in sales.

Interest income decreased by $320,520 or 56.2% for the nine months ended September 30, 2010, compared to the nine months ended September 30, 2009. The decrease was mainly due to a lower weighted average interest rate on the cash deposited at Chinese commercial banks in the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009.

Interest expense related primarily to our convertible notes and amounted to $10,193,812 for the nine months ended September 30, 2010, an increase of $2,589,939 compared to the nine months ended September 30, 2009. Total interest expense mainly included $4,051,215 of contractual coupon interest on the convertible notes, $904,569 in amortization of debt issuance costs and $5,238,028 in amortization of debt discount. The $2,589,939 increase from the nine months ended September 30, 2010 mainly comprised an increase of $1,122,448 in the amortization of debt discount, calculated in accordance with the relevant accounting principle, as compared to the nine months ended September 30, 2009. Capitalized interest for the nine months ended September 30, 2010 were immaterial, representing a decrease of $1,525,182 compared to the nine months ended September 30, 2009.

During the nine months ended September 30, 2009, we recorded a gain on extinguishment of debt of $1,624,844 from the repurchase of our convertible notes with an aggregate principal amount of $5,223,000 from certain investors through privately negotiated transactions for cash of $2,535,745 plus accrued interest of $72,144. The difference of $1,062,411 was allocated to debt issuance cost and the discount on our convertible notes in an amount of $158,109 and $904,302, respectively. We did not repurchase our convertible notes in the nine months ended September 30, 2010.

Our effective income tax rates for the nine months ended September 30, 2010 and September 30, 2009 were 12.1 % and 11.8%, respectively. The slight increase in our effective tax rate was due primarily to an increase in Tai’an, Shandong facility income tax rate to 25% in 2010 from 12.5% in 2009. This increase was partially offset by a higher tax rate differential attributable to losses in the U.S. operations for the nine months ended September 30, 2010 when compared to the nine months ended September 30, 2009. The nine months ended September 30, 2009 included the tax effect of the gain on extinguishment of debt which did not exist for the nine months ended September 30, 2010. The gain on repurchase of debt was deferred for U.S. income tax purposes thereby decreasing the effective tax rate for that period.

Continuing Operations — Comparison for the Years ended December 31, 2008 and 2009

Sales of Products

	For the Years Ended December 31,
	2008		2009		Change
	Amount ($)	% of Net Sales	Amount ($)	% of Net Sales	Amount ($)	(%)
Net sales	82,419,689	100.0	102,121,804	100.0	19,702,115	23.9

For the year ended December 31, 2009, net sales increased by $19,702,115, or 23.9%, compared to the year ended December 31, 2008. The increase was mainly due to an increase in sales volume of 32,682 metric tons driven by an increased market demand during the year ended December 31, 2009.  Our capacity increased from 190,000 metric tons as of December 31, 2008 to 250,000 metric tons as of December 31, 2009 and our sales volume increased from 179,305 metric tons in 2008 to 211,987 metric tons in 2009. In addition, the average selling price of NPCC for the year ended December 31, 2009 was approximately $482 per metric ton, an increase of $22 per metric ton from an average selling price of $460 per metric ton for the year ended December 31, 2008. The increase in our average selling price was due primarily to our pricing strategy and the change in our product mix based on market demands.

We expect our average selling price to fluctuate narrowly within a small range. We believe the quality of our products and our strong technical service capability in customization of NPCC products will allow us to maintain a stable price structure. For the year ended December 31, 2009, our sales for latex, plastic and adhesive applications increased by $873,377, $15,972,617 and $3,523,549, respectively, compared to the year ended December 31, 2008. Our sales for rubber, paper, paint and ink applications for the year ended December 31, 2009 remained stable compared to the year ended December 31, 2008.

Cost of Goods Sold and Gross Profit

	For the Years Ended December 31,
	2008		2009		Change
	Amount ($)	% of Net Sales	Amount ($)	% of Net Sales	Amount ($)	(%)
Cost of Goods Sold	48,316,242	58.6	60,218,310	59.0	11,902,068	24.6

Gross Profit	34,103,447	41.4	41,903,494	41.0	7,800,047	22.9

Cost of goods sold increased by $11,902,068, or 24.6%, for the year ended December 31, 2009 compared to the year ended December 31, 2008. The increase in cost of goods sold comprised an increase in raw material cost of $6,239,578, an increase in utilities of $4,050,260 and an increase in other production expenses of $1,612,230.  Raw materials for our products are mainly limestone, anthracite, and supplemental chemicals. During 2009, our raw materials costs per metric ton increased by 5.2% or $7 compared to 2008. We expect the cost for raw materials to fluctuate with commodity price of anthracite. Price of anthracite correlates with general changes in energy price. During 2009, utilities costs and other productions expenses per metric ton increased 5.6% or $7 compared to 2008 due to price increase in electricity and initial production start-up costs at our Zibo, Shandong Facility for the first several months after the August 2009 production launch.

Gross margin decreased slightly from 41.4% for the year ended December 31, 2008 to 41.0% for the year ended December 31, 2009. An increase in sales volume and the average selling price in the current period were offset by an increase in raw material costs, utilities and production expenses. The initial production start-up costs at our Zibo, Shandong Facility for the first several months after the August 2009 production launch had a negative impact on our gross margin for the year ended December 31, 2009.

Operating Expenses

	For the Years Ended December 31,
	2008		2009		Change
	Amount ($)	% of Net Sales	Amount ($)	% of Net Sales	Amount ($)	(%)
Operating Expenses
Selling expenses	2,438,908	3.0	2,103,822	2.0	(335,086)	(13.7)
General and administrative expenses	3,074,051	3.7	5,669,923	5. 6	2,595,872	84.4
Total Operating expenses	5,512,959	6.7	7,773,745	7.6	2,260,786	41.0

Selling expenses decreased by $335,086, or 13.7%, for the year ended December 31, 2009 compared to the prior year. This decrease was mainly due to a decrease of approximately $572,126 that resulted from a change in our NPCC staff commission policy to lower commission rates from 3.0% to 1.6% effective January 1, 2009, which was partially offset by an increase of $237,040 in office expenses, salary and welfare expenses.

General and administrative expenses increased by $2,595,872, or 84.4%, for the year ended December 31, 2009 compared to the year ended December 31, 2008. The increase was mainly due to an increase in our professional services costs of $1,223,579 associated with accounting and auditing and other professional expenses, an increase in our payroll costs associated with executive compensation of $656,005, an increase in research and development expenses of $214,510, an additional amortization charge for land use rights and related property tax expenses for our new Zibo, Shandong facility of $212,636 and $141,724, respectively, and an increase of $147,418 in other miscellaneous expenses.

Operating Income and Income from Continuing Operations before Income Taxes

	For the Years Ended December 31,
	2008		2009		Change
	Amount ($)	% of Net Sales	Amount ($)	% of Net Sales	Amount ($)	(%)
Operating Income	28,590,488	34.7	34,129,749	33.4	5,539,261	19.4
Interest income	132,423	0.2	685,858	0.7	553,435	417.9
Gain on extinguishment of long-term convertible notes	5,511,487	6.7	1,624,844	1.6	(3,886,643)	(70.5)
Other expenses	(51,604)	(0.1)	(121,976)	(0.1)	(70,372)	136.4
Gain on bargain purchase	-	-	619,466	0.6	619,466	-
Interest expense	(7,456,418)	(9.0)	(10,662,252)	(10.4)	(3,205,834)	(43.0)
Income from Continuing operations before income taxes	26,726,376	32.4	26,275,689	25.7	(450,687)	(1.7)
Income tax expense	3,705,669	4.5	2,721,532	2.7	(984,137)	(26.6)

Operating income increased by $5,539,261, or 19.4%, for the year ended December 31, 2009, compared to the year ended December 31, 2008.

Interest income for the year ended December 31, 2009 increased by $553,435 compared to the year ended December 31, 2008, which was mainly due to an increased average cash balance as a result of the proceeds from the issuance of convertible notes in May 2008.

Interest expense, related primarily to our convertible notes, was $10,635,500 for the year ended December 31, 2009.  Interest expense included $5,447,649 of contractual coupon interest on convertible notes, $1,217,755 of  amortization of debt issuance costs, and $5,690,927 of amortization of debt discount. Interest expense was reduced by $1,720,831 of interest cost capitalized during the year ended December 31, 2009. Our long-term convertible notes balance is accreted through the amortization of our debt discount to interest expense. Interest expense is calculated each period on the debt balance during the year using the effective interest method.

During the first quarter of 2009, we recorded a gain on extinguishment of debt of $1,624,844 due to the repurchase of the convertible notes with an aggregate principal amount of $5,223,000 from certain investors for cash of $2,535,745 plus accrued interest of $72,144 through privately negotiated transactions.  The difference of $1,062,411 was allocated to debt issuance cost and the discount on the convertible notes in an amount of $158,109 and $904,302 respectively.  During the fourth quarter of 2008, we recorded a gain on extinguishment of debt of $5,511,487 due to the repurchase of the convertible notes with an aggregate principal amount of $19,750,000 from certain investors for cash of $9,890,000 plus accrued interest of $581,792 through privately negotiated transactions.  We did not repurchase any additional convertible notes during the remaining year of 2009. The Company is not actively seeking to repurchase additional convertible notes and has no plan for early redemption of the convertible notes.

On December 11, 2009, we completed our acquisition of Anhui Yuanzhong and recognized a gain on bargain purchase of $619,466. We were able to acquire Anhui Yuanzhong  with a bargain purchase price due to the fact that  the seller planned to focus on its core business of manufacturing cement and that the seller has experienced difficulty in selling the business in the market as all equipment used by the business was specifically built to fit ultra gravity technology systems. We are one of the very few potential buyers that have the technology, human resources, research and development expertise, and sales and marketing capabilities to operate the business. Prior to recording a gain, we reassessed whether all acquired assets and all liabilities assumed have been identified and performed re-measurements to verify that the consideration paid and assets acquired have been properly valued and recorded based on information available to us.

Our effective income tax rate decreased from 13.9% for the year ended December 31, 2008 to 10.3% for the year ended December 31, 2009 due primarily to the effect of the PRC income tax holiday, which amounted to $3,673,625 and $4,385,137, respectively.

Continuing Operations — Comparison for the Years ended December 31, 2007 and 2008

Sales of Products

	For the Years Ended December 31,
	2007		2008		Change
	Amount ($)	% of Net Sales	Amount ($)	% of Net Sales	Amount ($)	(%)
Net sales	46,721,673	100.0	82,419,689	100.0	35,698,016	76.4

For the year ended December 31, 2008, net sales increased by $35,698,016 or 76.4% compared to the year ended December 31, 2007. The increase was mainly due to an increase in sales volume of 58,088 metric tons driven by an increased market demand during the year ended December 31, 2008. Our capacity increased from 130,000 metric tons as of December 31, 2007 to 190,000 metric tons as of December 31, 2008 and our sales volume increased from 121,217 metric tons in 2007 to 179,305 metric tons in 2008. In addition, the average selling price for the year ended December 31, 2008 was approximately $460 per metric ton, an increase of $75 per metric ton from an average selling price of $385 per metric ton for the year ended December 31, 2007. The increase in our average selling price was due primarily to our pricing strategy and the change in our product mix based on market demands.

Cost of Goods Sold and Gross Profit

	For the Years Ended December 31,
	2007		2008		Change
	Amount ($)	% of Net Sales	Amount ($)	% of Net Sales	Amount ($)	(%)
Cost of Goods Sold	26,812,587	57.4	48,316,242	58.6	21,503,655	80.2

Gross Profit	19,909,086	42.6	34,103,447	41.4	14,194,361	71.3

Cost of goods sold increased by $21,503,655 or 80.2% for the year ended December 31, 2008 compared to the prior year. This increase was mainly due to (i) an increase in sales volume from 121,217 metric tons in 2007 to 179,305 metric tons in 2008 as a result of our NPCC capacity expansion; (ii) an increase in raw material cost of $93.16 per metric ton as the result of the increase in the price of raw materials.

Gross margin of NPCC decreased from 42.6% to 41.4% for the year ended December 31, 2008. An increase in sales volume and the average selling price in the current period were offset by an increase in raw material costs, utilities and production expenses. However, there was an increase of gross profit of $14,194,361 or 71.3% due to the increase in sales volume.

Operating Expenses

	For the Years Ended December 31,
	2007		2008		Change
	Amount ($)	% of Net Sales	Amount ($)	% of Net Sales	Amount ($)	(%)
Operating Expenses
Selling expenses	1,680,259	3.6	2,438,908	3.0	758,649	45.2
General and administrative expenses	2,658,806	5.7	3,074,051	3.7	415,245	15.6
Total Operating expenses	4,339,065	9.3	5,512,959	6.7	1,173,894	27.1

Selling expenses increased by $758,649, or 45.2%, for the year ended December 31, 2008 compared to the prior year. The main reasons were (1) sales staff commission increased by $747,657 as a result of the increase of sales; (2) running expenses such as salary expenses, office expenses and traveling expenses increased by $10,992.

General and administrative expense increased by $415,245 or 15.6% for the year ended December 31, 2008 compared to the prior year. The main reasons were (1) an increase of taxes of $85,894 paid in the form of land use tax to the government as the result of the establishment of our Zibo, Shandong facility; (2) an increase of $256,648 in depreciation charge for our research and development center and an amortization charge of $101,440 for land use rights for our Zibo, Shandong facility; (3) an increase of $47,064 in salary expenses; (4) an increase of $100,542 in research and development expenses; (5) an decrease in our professional service fee of $155,477 due to partial allocation to Bangsheng Chemical Facility since 2008; (6) a decrease of $20,866 in the running expenses, such as office expenses, traveling expenses and entertainment expenses.

Operating Income and Income from Continuing Operations before Income Taxes

	For the Years Ended December 31,
	2007		2008		Change
	Amount ($)	% of Net Sales	Amount ($)	% of Net Sales	Amount ($)	(%)
Operating Income	15,570,021	33.3	28,590,488	34.7	13,020,467	83.6
Interest income	94,643	0.2	132,423	0.2	37,780	39.9
Gain on extinguishment of long-term convertible notes	-	-	5,511,487	6.7	5,511,487	-
Other expenses	(12,094)	(0.0)	(51,604)	(0.1)	(39,510)	326.7
Interest expense	-	-	(7,456,418)	(9.1)	(7,456,418)	-
Income from Continuing operations before income taxes	15,652,570	33.5	26,726,376	32.4	11,073,806	70.7
Income tax expense	450,347	1.0	3,705,669	4.5	3,255,322	722.8

Interest income for the year ended December 31, 2008 increased by $37,780 or 39.9%, which was mainly due to the increase of average cash balance from the proceeds of convertible note in May 2008.

Gain on extinguishment of long-term convertible notes for the year ended December 31, 2008 was $5,511,487, as a result of our repurchase of $19,750,000 face amount of our convertible notes.

Other expense for the year ended December 31, 2008 increased by $39,510, which was mainly due to the increase in foreign exchange currency losses arising from our overseas sales.

Interest expense, related primarily to our convertible notes, was $7,456,418 for the year ended December 31, 2008.  Interest expense included $3,963,167 contractual coupon interest on convertible notes, $861,877 amortization of debt issuance costs, and $3,282,469 amortization of debt discount. The interest expense was reduced by $651,095 for interest cost capitalized during the year ended December 31, 2008. Our long-term convertible notes balance is accreted through the amortization of our debt discount to interest expense. Interest expense is calculated each period on the debt balance during the year using the effective interest method.

Our effective income tax rate increased to 13.9% for the year ended December 31, 2008 from 2.9% for the year ended December 31, 2007 due to (1) the Company had an  income in the United States for the year ended December 31, 2008 at a rate of 34% while nil income for the year ended December 31, 2007; (2) higher tax holiday rates for the PRC entities for the year ended December 31, 2007 as compared to the year ended December 31, 2008.

Discontinued Operations—Comparison for the nine months ended September 30, 2009 and 2010

In December 2009, the Company decided to discontinue operations at our Bangsheng Chemical Facility and to sell all of its fixed assets and inventory. The facility ceased production at the end of October 2008. Our Bangsheng Chemical Facility operation was a component of our consolidated entity, and as such requires discontinued operations reporting treatment.

A summary of the operating results of discontinued operations for the nine months ended September 30, 2010 and 2009 is as follows:

	For the Nine Months Ended September 30,
	2009		2010		Change
	Amount ($)	% of Net Sales	Amount ($)	% of Net Sales	Amount ($)	(%)

Loss from discontinued operations before income taxes	(391,857)	(0.5)	(179,326)	(0.2)	212,531	(54.2)
Income tax expense	-	-	-	-	-	-
Loss from discontinued operations	(391,857)	(0.5)	(179,326)	(0.2)	212,531	(54.2)

There were no net sales from the discontinued operations for the nine months ended September 30, 2009 and 2010 generated by our Bangsheng Chemical Facility.

We did not have income tax expense for the discontinued operations for the nine months ended September 30, 2009 and 2010 due to our loss position during both periods.

Discontinued Operations — Comparison for the Years ended December 31, 2008 and 2009

A summary of the operating results of discontinued operations for the years ended December 31, 2009 and 2008 is as follows:

	For the Years Ended December 31,
	2008		2009		Change
	Amount ($)	% of Net Sales	Amount ($)	% of Net Sales	Amount ($)	(%)
Net Sales	67,007,450	100.0	295,899	100.0	(66,711,551)	(99.6)
Gross profit	21,020,951	31.4	-	-	(21,020,951)	(100.0)
Impairment of property, plant and equipment	3,931,253	5.9	-	-	(3,931,253)	(100.0)
Income /(Loss) from discontinued operations before income taxes	15,758,189	23.5	(449,550)	(151.9)	(16,207,739)	(102.9)
Income tax expense	2,750,594	4.1	-	-	(2,750,594)	(100.0)

The net sales of $295,899 for the year ended December 31, 2009 were generated from sale of Bangsheng Chemical Facility’s residual coal inventory after it ceased operations at the end of October 2008. Our Bangsheng Chemical Facility conducted ordinary course of business between January 1, 2008 and October 31, 2008 and its operating results during that period were included in our financial statement for the year ended December 31, 2008.

Due to the cessation of production at our Bangsheng Chemical Facility, the carrying amount of the plant equipment was reduced to the fair value based on the estimated selling price in the used equipment market. This resulted in an impairment loss of fixed asset of $3,931,253 for the year ended December 31, 2008. We re-assessed our Bangsheng Chemical Facility equipment in 2009 based on the estimated selling price in the used equipment market and determined that no further impairment of loss is required for the year ended December 31, 2009.

We did not have income tax expense for the discontinued operations for the year ended December 31, 2009 due to our loss position during the year. The effective income tax rate for 2008 was approximately 17.4%.

Discontinued Operations — Comparison for the Years ended December 31, 2007 and 2008

A summary of the operating results of discontinued operations for the year ended December 31, 2008 and 2007 is as follows:

	For the Years Ended December 31,
	2007		2008		Change
	Amount ($)	% of Net Sales	Amount ($)	% of Net Sales	Amount ($)	(%)
Net Sales	53,933,120	100.0	67,007,450	100.0	13,074,330	24.2
Gross profit	14,650,869	27.2	21,020,951	31.4	6,370,082	43.5
Impairment of property, plant and equipment	-	-	3,931,253	5.9	3,931,253	-
Income from discontinued operations before income taxes	14,165,415	26.3	15,758,189	23.5	1,592,774	11.2
Income tax expense	2,337,293	4.3	2,750,594	4.1	413,301	17.7

Sales of our coal-based chemical business products increased by $13,074,330, or 24.2%, for the year ended December 31, 2008 compared to the prior year. The increase was mainly due to increases in sales of ammonium bicarbonate, methanol, liquid ammonia, ammonia and melamine, as a result of the increased prices, which were partially offset by the decreased sales volumes. The decrease in sales volume was due to the fact that our Bangsheng Chemical Facility was mandated to cease production in October 2008 as it was located in designated residential and non-manufacturing business zones based on the local government’s enhanced urban safety and environment standard.

The gross margin of our coal-based chemical business increased by 43.5% (or $6,370,082 in gross profit), from 27.2% to 31.4%, which was mainly due to the increases in the sales prices of our chemical products which was partly offset by the increase in the prices of our raw materials.

Due to the cessation of production at our Bangsheng Chemical Facility, the carrying amount of the plant equipment was reduced to the fair value based on the estimated selling price in the used equipment market. This resulted in an impairment loss of fixed asset of $3,931,253 for the year ended December 31, 2008.

Our effective income tax rate for the Bangsheng operations for the year ended December 31, 2007 and 2008 remained stable.

Liquidity and Capital Resources

Continuing Operations

 We believe, based on our current cash level, as well as the forecast operating cash flows, that we have sufficient funds to finance our current operations and planned capital expenditures for at least the next 12 months. However, we have also planned additional capital expenditures over the coming years to further expand our business. We anticipate that these expenditures will be funded from working capital and financing activities. We believe that the capital expenditures may be influenced by changes and there is no assurance that we will be able to obtain the necessary funds for such capital expenditures.

Our capital expenditures for the fiscal years 2007, 2008, and 2009 were $38,929,887, $53,827,097, and $24,500,728, respectively.  In past years, our capital expenditures consisted primarily of costs of obtaining land use rights and purchases of property, plant and equipment and our research and development facility. We estimate that capital expenditures for 2010 will be approximately $47,000,000, which we will use mainly for the expansion of our Anhui facility and Zibo, Shandong facility. Capital expenditure for the nine months ended September 30, 2010 was approximately $25,000,000.

On June 1, 2011 and June 1, 2013, holders of our convertible notes may require us to purchase all or a portion of our convertible notes subject to certain notification requirements. We recognize this contractual obligation to buy back our convertible notes should any or all holders of the notes elect to exercise their put option. To ensure sufficient liquidity for satisfaction of such obligation, and depending on the availability of additional capital resources and financing arrangements in the near future, we may adjust the timing and amount of our capital expenditures.

We entered into a Project Investment Agreement with the local government of Hanshan County, Anhui Province, under which we agreed to invest a total of RMB 1,200 million (approximately $175.7 million), for the construction of NPCC production facilities with an annual capacity of 200,000 metric tons and the purchase of land use rights for a total area of 341,335 square meters (approximately 84.35 acres) by January 2013. Pursuant to the provisions of the Project Investment Agreement, we had initially intended to complete the investments in accordance with the following investment schedule: approximately RMB 350 million (approximately $ 51.2 million) for the construction of production lines with a capacity of 40,000 metric tons by October 2010; approximately RMB 630 million (approximately $ 92.2 million) cumulatively to expand the production capacity to 100,000 metric tons cumulatively by November 2011; and approximately RMB 1,200 million (approximately $175.7 million) cumulatively to expand the production capacity to 200,000 metric tons cumulatively by January 2013. We have subsequently orally agreed with the local government to adjust the investment schedule to complete the above three phases of investments by August 2011, June 2012 and April 2013, respectively. As of September 30, 2010, we have paid RMB 94.3 million (approximately $14.1 million) for the land use rights of the total area of land described in the Project Investment Agreement, which, after measurement, was 335,889 square meters (approximately 83.00 acres), and have received the land use right certificate for this land.

Based on advice from our PRC counsel, we understand that the Project Investment Agreement, like other agreements of this type, is not legally binding or enforceable under PRC law because a public listing or auction process is required for the grant of land use rights.  In addition, the local government, as a governmental entity under PRC law, does not have the legal authorization to enter into such agreements. The Project Investment Agreement was entered into for the purposes of documenting the parties’ intent and plan, which is customary for such transactions in the PRC, and is not legally binding upon either party. The payment of $14.1 million was not an obligation pursuant to the Project Investment Agreement, but was made by us in accordance with PRC land auction procedures to obtain the land use rights for the land of a total area of 335,889 square meters.  As the Project Investment Agreement is not legally binding, we would not be subject to any consequences pursuant to the Project Investment Agreement if we are not be able to make the investments according to its schedule. The local government would have the right to recover land for which payment was not made. Our payment in full for the land use rights for the 335,889 square meter land area has secured our rights to that land, and we do not expect any consequences from the local government in regards to such land use rights.  If future payments are not made, we may be unable to timely expand our production capacity at our Anhui facility and our business could be materially and adversely affected.

Based on our current level of cash, as well as our forecast of our operating cash flows, we believe that we will have sufficient funds to finance our current operations and a portion of our planned capital expenditures until the year ended December 31, 2013. We have also planned additional capital expenditures until the year ended December 31, 2013 to further expand our business that we expect to fund from working capital and financing activities in the near future.

Cash, accounts receivable and working capital for continuing operations as of the periods indicated were as follows:

	As of December 31, 2009	As of September 30, 2010
Cash	$115,978,763	$120,649,206
Accounts receivable, net	4,600,722	6,146,848
Working capital	114,588,727	40,020,235

	As of December 31,
	2007	2008	2009

Cash	$26,366,568	$114,287,073	$115,978,763
Accounts receivable, net	6,075,371	6,806,066	4,600,722
Working capital	26,535,741	112,701,133	114,588,727

Cash. Our cash was held for capital expenditures, strategic investment, and working capital purposes. As of September 30, 2010, our cash balance was $120,649,206 as compared to $115,978,763 as of December 31, 2009.  The increase was primarily due to a positive cash flow from operations, which were partially offset by investments in property, plant, and equipment for capacity expansion. We did not enter into investments for trading or speculative purposes.

As of December 31, 2009, our cash balance was $115,978,763 as compared to $114,287,073 as of December 31, 2008.  The increase was primarily due to positive cash flow from operations partly offset with repurchase of convertible notes and investment in property, plant and equipment. We did not enter into investments for trading or speculative purposes.

Accounts receivable. Our accounts receivable balance fluctuates from period to period, which affects our cash flows from operating activities. The fluctuations vary depending on the timing of our shipping and billing activities and cash collections. We have a credit policy extending a 30-to-90 day credit term to customers who meet our credit evaluation criteria. We exclude cash sales in our calculation of accounts receivable turnover in days. Accounts receivable turnover in days were 60 days in the nine months ended September 30, 2010. As of September 30, 2010, there was no overdue accounts receivable. Accounts receivable turnover in days were 58 days in 2009, 60 days in 2008 and 63 days in 2007.

Working capital. Our working capital includes total current assets excluding assets held for sale, net of total current liabilities. The balance fluctuates from period to period, which is affected by our cash flows from operating activities and the timing of payment for our debt obligations. Working capital decreased from $114,588,727 as of December 31, 2009 to $40,020,235 as of September 30, 2010 due to the reclassification of long-term convertible notes to current liability as holders of the notes may require us to repurchase all or a portion of the notes on June 1, 2011 offset by the increase in cash.

Working capital increased from $112,701,133 as of December 31, 2008 to $114,588,727 as of December 31, 2009 due to the increased cash flow from operating activities.

Cash flows from continuing operating, investing and financing activities were as follows:

	For the Nine Months ended September 30,
	2009	2010
Cash provided by operating activities	$17,717,294	$31,381,213
Cash used in investing activities	(23,856,337)	(28,433,310)
Cash used in financing activities	(2,535,745)	-

	For the Years ended December 31,
	2007	2008	2009

Cash provided by /(used in) continuing operations:
Cash provided by operating activities	$16,886,666	$25,505,205	$27,978,434
Cash used in investing activities	(38,065,706)	(52,344,883)	(24,290,530)
Cash (used in) provided by financing activities	(1,995,105)	99,472,240	(1,934,114)
Net cash provided by /(used in) discontinued operations:	14,085,213	14,758,320	(141,432)

Cash flows from operating activities. Cash provided by operating activities primarily consists of our cash receipts from product sales and the effect of changes in working capital and other operating activities. A primary factor affecting our operating cash flows was the timing of the cash receipts from the sales of our products and payments for raw material purchases and income taxes. Cash provided by operating activities for the nine months ended September 30, 2010 increased to $31,381,213 from $17,717,294 for the nine months ended September 30, 2009 primarily due to the effective collection of accounts receivable and less income tax payments paid because of a difference in the timing of payments during the nine months period ended September 30, 2010 as compared to the nine months ended September 30, 2009.

Cash provided by operating activities for the year ended December 31, 2009 increased to $27,978,434 from $25,505,205 for the year ended December 31, 2008 primarily because of our increased collection of proceeds from the products sold. Cash provided by operating activities for the year ended December 31, 2008 increased to $25,505,205 from $16,886,666 for the year ended December 31, 2007 because of increased production capacity of our NPCC facility. The acquisition consideration of $3,803,060 was paid in January 2010.

Cash flows from investing activities. Cash used in investing activities for the nine months ended September 30, 2010 increased to $28,433,310 from $23,856,337 for the nine months ended September 30, 2009. The change in cash flows used in investing activities was primarily due to our capacity buildup activities during the periods.

Cash used in investing activities for the year ended December 31, 2009 decreased to $24,290,530 from $52,344,883 for the year ended December 31, 2008; cash used in investing activities for the year ended December 31, 2008 increased to $52,344,883 from $38,065,706 for the year ended December 31, 2007. These changes in cash flows used in investing activities were primarily due to the timing of our capacity build-up activities during the three-year period. Phase III (60,000 metric tons) construction of our Shaanxi facility began in the beginning of 2008 and Phase I construction of our Zibo, Shandong facility began its 60,000 metric tons construction at the end of 2008. Cash used in investing activities for the year ended December 31, 2009 primarily related to the construction of our Zibo, Shandong facility with an annual production capacity of 60,000 metric tons. The Zibo, Shandong facility was put into use at the end of August 2009.

Cash flows from financing activities. There was no cash provided by or used in financing activities for the nine months ended September 30, 2010. Cash used in financing activities for the nine months ended September 30, 2009 was mainly attributable to $2,535,745 of cash used for the repurchase of convertible notes.

Cash used in financing activities for the year ended December 31, 2009 was $1,934,114, which comprised mainly the $2,535,745 of cash paid for the repurchase of our convertible notes, offset by the proceeds from the issue of $601,631 unsecured note payable to related parties. Cash provided by financing activities for the year ended December 31, 2008 was mainly attributable to $115,000,000 of cash received from the issuance of convertible notes, offset by cash paid for debt issuance costs of $5,859,663 and cash paid for the repurchase of our convertible notes of $9,890,000 in November and December 2008. Cash used in financing activities for the year ended December 31, 2007 was $1,995,105, which was mainly due to repayment of loans with related parties.

Discontinued operations

There were minimal cash activities in the discontinued operations of our Bangsheng Chemical Facility during the nine months ended September 30, 2009 and 2010.

There were minimum cash activities in the discontinued operations of our Bangsheng Chemical Facility during fiscal year 2009. Its cash balance decreased from $21,775,738 at the beginning of 2009 to $21,634,306 at the end of 2009. The decrease was mainly due to revenue of approximately $295,899 generated from the sales of residual coal inventory after it ceased operations in 2008 and the deposit interest of $78,452 earned, which were more than offset by remuneration payment of $111,332 to the security personnel, rental payments of $143,206 to Shandong Shengda Technology Co., Ltd., local income tax payments of $301,088 for the fourth fiscal quarter of 2008 and payments for other miscellaneous expenses of $14,193.

Contractual Obligations

As of September 30, 2010

	Less than one year	1-3 years	3-5 years	More than 5 years	Total
Convertible notes-principal	$90,027,000	$-	$-	$-	$90,027,000
Convertible notes-interest	5,401,620	-	-	-	5,401,620
Operating leases	191,362	382,724	382,724	1,760,531	2,717,341
Capital commitment	6,270,903	-	-	-	6,270,903
Total	101,890,885	382,724	382,724	1,760,531	104,416,864

As of December 31, 2009

	Less than one year	1-3 years	3-5 years	More than 5 years	Total
Convertible notes-principal	$-	$-	$-	$90,027,000	$90,027,000
Long-term convertible notes-interest	5,401,620	10,803,240	10,803,240	18,455,535	45,463,635
Operating leases	190,677	381,354	381,354	1,898,827	2,852,212
Capital commitment	386,792	-	-	-	386,792
Total	5,979,089	11,184,594	11,184,594	110,381,362	138,729,639

On June 1, 2011 and June 1, 2013, holders of the notes may require the Company to purchase all or a portion of the notes subject to certain notification requirements.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss to future earnings, to fair values or to future cash flows that may result from changes in the price of a financial instrument. The value of a financial instrument may change as a result of changes in interest rates, exchange rates, commodity prices, equity prices and other market changes. Our cash are held for working capital and for strategic investments and acquisition purposes and consist primarily of bank deposits. We do not enter into investments for trading or speculative purposes.

Foreign Exchange Risk. Although the conversion of RMB is highly regulated in the PRC, the exchange rate of the RMB against the USD (or any other currency) nonetheless may fluctuate and be affected by, among other things, changes in the political and economic conditions in the PRC. Under the current currency policy in the PRC, the RMB is permitted to fluctuate within a narrow band against a basket of certain foreign currencies. The PRC is currently under significant international pressures to liberalize this government currency policy, and if such liberalization were to occur, the RMB could appreciate significantly against the USD.

The functional currency of our operating subsidiaries in the PRC is RMB.  However, the accompanying financial statements have been expressed in USD, which is our functional currency. The accompanying unaudited condensed consolidated balance sheets have been translated into USD at the exchange rates prevailing at each balance sheet date. The accompanying unaudited condensed consolidated statements of income have been translated using the average exchange rates prevailing during the periods of each statement.

Fluctuations in exchange rates may affect our financial results reported in USD terms without giving effect to any underlying change in our business or results of operations.

Fluctuations in exchange rates may also affect our balance sheet. For example, to the extent that we need to convert USD received from the proceeds of a financing into the RMB for our operations, appreciation of the RMB against the USD would have an adverse effect on the RMB amount that we receive from the conversion. Conversely, if we decide to convert our RMB into USD for the purpose of making payments for dividends on our shares or for other business purposes, appreciation of the USD against the RMB would have a negative effect on the U.S. dollar amount available to us. Considering the amount of our cash as of September 30, 2010, a 1.0% appreciation of the RMB against the USD will result in an estimated increase of approximately $1,171,776, in our total amount of cash. Conversely, a 1.0% appreciation of the USD against the RMB will result in a decrease of approximately $1,148,572 in our total amount of cash.

We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk and do not currently intend to do so.

Interest rate risk. Our interest rate risk mainly related to the 6% convertible senior notes issued with a maturity date of June 1, 2018. As of September 30, 2010, we reclassified our 6% convertible senior notes to current liabilities because holders of the notes may require the Company to purchase all or a portion of the notes on June 1, 2011. If we borrow money in future periods, we may be exposed to interest rate risk. We do not have any derivative financial instruments and believe our exposure to interest rate risk and other relevant market risks is not material.

Inflation. In recent years, the Chinese economy has experienced periods of rapid expansion and high rates of inflation. During 2008 and 2009, the rates of inflation in China were 5.9% and negative 0.7%, respectively. However, the rate of inflation in China has been increasing. For the first nine months of 2010, the rate of inflation in China was 2.6%.

BUSINESS

Overview

We are a leading and fast growing Chinese manufacturer of specialty additives. Our nano precipitated calcium carbonate (“NPCC”) products are used as functional additives and fillers in a broad array of products due to their low cost and the overall improved chemical and physical attributes they provide to end products. As a market leader of high-grade NPCC products, we deploy advanced processing technology to convert limestone into high-quality NPCC products, which are sold to our customers in the tire, polyvinyl chloride (“PVC”) building materials, polypropylene (“PP”) building materials, ink, paint, latex, adhesive, paper and polyethylene (“PE”) industries. In the nine months ended September 30, 2010, we have also generated small amounts of revenue from the sales of asphalt products.

Prior to November 2008, we also manufactured, marketed and sold coal-based chemical products, namely, ammonium bicarbonate, liquid ammonia, methanol and melamine. We marketed and sold coal-based chemical products mainly as chemical fertilizers and raw materials for the production of organic and inorganic chemical products, including formaldehyde and pesticides.  On June 16, 2008, the Tai’an City Government, as part of China’s strengthening of environmental law enforcement reform, issued a notice directing Bangsheng Chemical Facility, our coal-based chemical facility in Tai’an City, to cease production due to the close proximity of our facility to residential and non-manufacturing business properties.  In accordance with the Tai’an City Government’s notice, we ceased production at our Bangsheng Chemical Facility on October 31, 2008. As a result, we recorded an impairment charge of approximately $3.9 million for Bangsheng Chemical Facility equipment in the fourth quarter of 2008. There was no additional impairment of assets in 2009. In December 2009, we decided to discontinue our operations at Bangsheng Chemical Facility and to sell all of its operating assets and inventory. Although we discontinued the Bangsheng coal-based chemical operations, we are currently seeking other strategic opportunities in the chemical business.

Our Competitive Strengths

We believe that our following competitive strengths enable us to compete effectively and to capitalize on the growth opportunities in the NPCC market:

Leading market position in the Chinese NPCC industry

•
Significant production capacity: We believe we are the largest manufacturer of NPCC products in China in terms of net sales for the year ended December 31, 2009. We currently have a production capacity of 260,000 metric tons per year. Our facility in Zibo, Shandong Province has a designed capacity of up to 240,000 metric tons per year, including the current capacity of 60,000 metric tons. On December 11, 2009, we completed our acquisition of Anhui Yuanzhong, which has an annual capacity of 10,000 metric tons.  Anhui Yuanzhong, which operates our Anhui facility, started production in May 2010 after we completed certain repairs and maintenances of the acquired facility and equipment and performed certain technological upgrades consistent with our Zibo, Shandong facility.  In August 2009, we, through Faith Bloom, entered into a Project Investment Agreement with the local government of Hanshan County, Anhui Province to expand the existing production capacity of the Anhui facility to add another 200,000 metric tons. We agreed to invest RMB 1,200 million (approximately $175.7 million) in three phases by January 2013, including for the purchase of land use rights for a total area of approximately 341,335 square meters, and the construction of NPCC production facilities with an annual capacity of 200,000 metric tons. We have subsequently orally agreed with the local government to adjust the investment schedule to complete the three phases of investments by April 2013. When all of the capacity expansion projects are completed, we expect to increase our NPCC production capacity to 640,000 metric tons per year. Due to our large production capacity, we believe we are strongly positioned to retain existing customers and attract new customers.

•
Advanced production technology and facilities: At our facility in Xianyang, Shaanxi Province, we employ a proprietary membrane-dispersion technology co-developed with Tsinghua University. We have an exclusive right to use this patent.  We plan to apply our proprietary membrane-dispersion technology at our new facility in Anhui to be built in addition to the existing 10,000 metric tons of capacity. The existing 10,000 metric tons of capacity in the Anhui facility will continue to use the ultra gravity technology. The membrane-dispersion technology enables us to manufacture NPCC products of higher quality and at lower costs than NPCC products produced using the ultra gravity precipitation technology widely used in the industry.  We utilize stainless steel equipment for the phase II and phase III production of 40,000 metric tons per year and 60,000 metric tons per year, respectively, in our Xianyang, Shaanxi facility. Our phase I facility in Zibo, Shandong utilizes the same stainless steel equipment, and the same equipment is expected to be further utilized in the expansion of our Zibo, Shandong facility and our Anhui facility. In addition to yielding improved purity of NPCC products, these stainless steel lines require one-third less maintenance time than carbon steel lines, and have an expected life of 30 years compared to 15 years for carbon steel lines.

Low-cost production base and scalable NPCC manufacturing capacity

We believe we are a low-cost producer of NPCC products. Our location in China provides us with access to low-cost utilities, rent, expert research and reduced labor costs. In addition, our close proximity to a limestone quarry in Xianyang, Shaanxi Province enables us to minimize transportation cost for limestone.

We have the ability to scale our production facilities to cost-effectively manufacture NPCC in large volumes. We commenced commercial NPCC operations in 2001 with the opening of our first NPCC line located in Tai’an City, Shandong Province with a manufacturing capacity of 10,000 metric tons per year. We have since expanded our total NPCC production capacity to 260,000 metric tons as of September 30, 2010, and we plan to expand our acquired facility in Anhui Province located in eastern China in several phases to eventually achieve an additional annual production capacity of 200,000 metric tons by 2013, based on market demand.

Broad and diverse NPCC customer base

Our NPCC customer base was 53, 58, 62, 74, 89, 144, and 163 in 2003, 2004, 2005, 2006, 2007, 2008 and 2009, respectively. In the third quarter of 2010, we had 155 customers, including 148 domestic customers and seven international customers. We continue to focus on broadening and diversifying our customer base. Our continuing marketing efforts through exhibitions, e-business platforms and our sales office network have enabled us to develop and serve customers quickly and efficiently. Referrals from existing customers are one of our major marketing sources. We are actively engaged in exploring and securing opportunities in a variety of markets, including the paper and paint industries within China and internationally. Currently, we have engaged or have begun sample testing for 49 potential customers in the PP, rubber, adhesive, latex and asphalt industries.  We believe we have formed strong relationships with our existing NPCC customers through the process of sample testing and development, which generally takes four to seven months or longer. In general, we have enjoyed good relationships with our customers, which we believe is based on our high product quality and strong cooperative relations and communications with customers. In addition, we believe the high cost of switching NPCC providers provides a strong barrier to new market entrants.

Strong NPCC research and development capability

•
In-house research and development center: We own a research and development center in Pudong, Shanghai, which is exclusively used for NPCC research and development. Presently, we employ 51 research and development staff with advanced degrees and specializations in NPCC development. Our research team primarily focuses on improving the quality of our existing NPCC products as well as developing innovative NPCC products for new applications.

•
Availability of additional research and development resources: We have a strong track record of working in partnership with various universities to develop new NPCC technologies and products. In collaboration with Tsinghua University, we jointly developed the membrane-dispersion technology for producing NPCC, which was patented in November 2007. We have an exclusive right to use this patent until September 2025.  In cooperation with Qingdao University of Science and Technology, we have developed proprietary formulas for modifying NPCC products to suit particular end products. With these formulas, we have developed NPCC products for the tire, PVC building material, paint  and ink industries.  We will continue to consider working with external institutions on a selective basis to further develop our NPCC products.

Experienced management team

We have an experienced management team with a proven track record of developing and expanding our operations. Mr. Xiangzhi Chen, our President and Chief Executive Officer, is a pioneer in the NPCC industry in China and has led the sales growth of the Company from $46.7 million in 2007 to $102.1 million in 2009 while enhancing profitability. Most of our senior management have worked together as a team for over eight years and have extensive experience in the NPCC industry. Our management team’s strong industry expertise and execution capabilities have enabled us to significantly ramp up our NPCC production within a short period of time.

Our Strategies

We are primarily focused on the development, manufacture and marketing of NPCC products to capitalize on the rising demand of these products within a broad range of industries and applications. We strive to become a market leader of NPCC products worldwide and plan to implement the following specific strategies to achieve our goal:

Expand production capacity and capitalize on economies of scale

We currently have an installed annual NPCC production capacity of 260,000 metric tons. We have constructed a new facility in Zibo, Shandong Province with a total projected capacity of 240,000 metric tons and acquired Chaodong in Anhui Province, which has a current capacity of 10,000 metric tons. In connection with the acquisition of Chaodong, we plan to invest in several phases to support an additional annual production capacity of 200,000 tons by 2013, based on market demand. We believe that capacity expansion will provide us with improved economies of scale in purchasing raw materials and strengthen our position in negotiations with various suppliers. In addition, we believe that we will also enjoy improved government incentives as we expand our business to new locations given our established leadership position in the NPCC industry. Potential government incentives may include (i) sales of land use rights to further expand our production capacity, (ii) sales of residential land use rights to meet our demands for staff accommodations, (iii) sales of mining rights for limestone supplies, and (iv) offering tax benefits, government financial subsidies and waiving of certain administrative fees. Such potential incentives would provide us with land and resources to further expand our production capacity and decrease potential expenses.

Continue to focus on research and development

•
Improve product quality: The membrane-dispersion technology, jointly developed by us and Tsinghua University and deployed at our NPCC facility in Xianyang, Shaanxi Province, and our NPCC facility in Zibo, Shandong Province, improves our production stability and yield of nano particles. Our Tai’an facility was ISO 9001 certified in 2003 and our NPCC products were awarded “Shandong Top Brand” at the end of 2006. Our NPCC facility in Xianyang, Shaanxi Province was ISO 9001 certified in 2008. Our research and development team is focused on continuously improving the quality of our NPCC products, reducing production costs and enhancing value for our customers.

•
Develop innovative NPCC products for application in new end markets: We have developed NPCC products for various end markets using our proprietary technology for particle modification. This technology enables us to modify the property of a particular NPCC product so that it integrates well with, and improves the general property of, a particular end product for which the NPCC product serves as a functional additive. We will continue to focus significant research and development efforts on developing new NPCC products for new markets to contribute to our long-term sustainable growth.

Strengthen sales and marketing efforts

We have established long-standing relationships with a broad base of customers in China. We believe that demand for our NPCC products will continue to grow with the strength of our current end markets in combination with the addition of new markets and applications. Our sales and marketing staff systematically target new industries where our NPCC products can add value to potential customers. Our sales and marketing materials are especially designed to clearly outline the features of our NPCC products and demonstrate the value of NPCC products for selected end markets. We also deploy our sales staff in strategic locations, which allows quick responses to customer inquiries and customized assistance. We intend to continue to increase our sales in overseas markets by establishing overseas sales offices and utilizing appropriate e-business platforms to promote our NPCC products in international markets as well as through third-party distributors.

Seek selective acquisitions and strategic investments

We are actively seeking selective acquisitions and strategic investment opportunities in the NPCC and chemical businesses, with the goal of integrating acquisitions into our existing businesses. We will be opportunistic in expanding our operations by acquiring underperforming enterprises at reasonable valuations or undertaking new projects. We seek transactions that will add scale to our existing business lines, broaden our distribution reach and product offerings, and help us to develop a stronger market presence. We seek potential targets that have a sufficient supply of quality limestone, are located in our strategic market position areas and possess additional NPCC production capacity. We may also consider acquisitions of chemical businesses similar to Bangsheng Chemical Facility before it ceased production in October 2008. Currently, we have not identified any potential acquisition targets in either the NPCC production or the chemical production businesses.

Our Reorganization and Corporation Structure

We were organized as a Nevada corporation on May 11, 2001 under the name Zeolite Exploration Company for the purpose of acquiring, exploring and developing mineral properties. We conducted no material operations from the date of our organization until March 2006. On March 31, 2006, we consummated a share exchange pursuant to a Securities Purchase Agreement and Plan of Reorganization with Faith Bloom, a British Virgin Islands company, and its stockholders. As a result of the share exchange, we acquired all of the issued and outstanding capital stock of Faith Bloom in exchange for a total of 50,957,603 shares of our common stock. The share exchange is accounted for as a recapitalization of Zeolite and resulted in a change in our fiscal year end from July 31 to December 31. Faith Bloom was deemed to be the accounting acquiring entity in the share exchange and, accordingly, the financial information included in this prospectus reflects the operations of Faith Bloom, as if Faith Bloom had acquired us.

Faith Bloom was organized on November 15, 2005 for the purpose of acquiring from Eastern Nanomaterials Pte. Ltd., a Singapore corporation, all of the capital shares of Shandong Haize Nanomaterials Co., Ltd and Shandong Bangsheng Chemical Co., Ltd., which are Chinese corporations engaged in the manufacture, marketing and sales of a variety of NPCC products and coal-based chemicals for use in various applications. On December 31, 2005, Faith Bloom acquired all of the capital shares of Shandong Haize Nanomaterials Co., Ltd and Shandong Bangsheng Chemical Co., Ltd.

As a result of the transactions described above, Shandong Haize Nanomaterials Co., Ltd and Shandong Bangsheng Chemical Co., Ltd. are wholly-owned subsidiaries of Faith Bloom, and Faith Bloom is a wholly-owned subsidiary of Zeolite. On April 4, 2006, Faith Bloom formed a wholly-owned subsidiary in Shaanxi, China to run the  NPCC facility in Shaanxi Province. Effective January 3, 2007, Zeolite changed its name to ShengdaTech, Inc.  On July 1, 2008, Faith Bloom formed a wholly-owned subsidiary in Zibo, Shandong Province to operate our new NPCC facility in Zibo.

On December 11 2009, Faith Bloom completed its acquisition of Chaodong, a company located in Anhui Province, to operate our new Anhui facility.  The name of Anhui Chaodong Nanomaterials Science and Technology Co. Ltd. was changed to Anhui Yuanzhong in April 2010.

Our corporate structure is depicted in the following chart:

Market Opportunity

The NPCC Markets in China

NPCC is a synthetic industrial material made from limestone that has an average particle diameter of less than 100 nanometers or 0.1 micron. The nano particle is smaller than the wavelength of visible light and provides characteristics such as narrow distribution range of grain-size and improved decentrality, which make the compounds suitable for many applications. In the filler and additive industry, traditional fillers, including carbon blacks and precipitated calcium carbonate, have been used for years as a means to reduce material costs by replacing a portion of higher cost materials. The main functions of the traditional fillers are to occupy the space and act as cheap diluents of more expensive materials. Fillers play a major role in all types of polymers, such as thermoplastics, rubbers and thermosets.  As functional additives, NPCC offers additional benefits than traditional fillers. Due to its low cost and special chemical properties, NPCC has been widely used in the rubber, plastic, paint, ink, paper and adhesive manufacturing industries to improve product quality while maintaining or reducing costs. It can be used solely as an additive which contributes to the processing features of end products, or it can also be applied together with other fillers such as precipitated calcium carbonate, titanium oxide and silicon dioxide.

Compared to traditional fillers, NPCC offers a broad range of advantages when used as functional additives. These advantages include the following:

•	Enhanced performance of end products, including but not limited to improved durability, increased tensile strength, improved heat resistance and better stabilization; and

•	Reduced product cost through substitution of NPCC for more expensive materials.

While research into and manufacturing of NPCC in China began in the early 1980s, the NPCC industry only recently experienced strong growth, resulting from increased awareness of its ability to replace more expensive materials and its functionality to enhance the performance of various end products. In China, NPCC products are primarily used as functional additives in feedstock materials to the automobile, construction and consumer sectors. Typical feedstock materials that use NPCC include tires, PVC building materials, PP building materials, ink, paint, latex, adhesives, paper and PE plastic materials.  We believe that the development of the plastics, rubber, paper, construction coating and daily-use chemical industries in China will increase demand for NPCC. With the maturity of the NPCC technology and its expanded applications in China, we believe that domestically produced NPCC with superior quality and steady performance will gradually replace the market share of the imported products of foreign competitors.

NPCC products have been primarily used in the following industries:

Tire and Rubber

NPCC, when treated by a surface coating agent to improve compatibility, can fill the spatial structure in rubber and enhance the properties of certain rubber products, such as tires and latex. NPCC can be applied solely as an additive or used together with other fillers such as precipitated calcium carbonate, clay and carbon black to reduce expensive rubber content and to improve certain properties of the rubber products. NPCC is a rubber strengthening additive that can enhance the flexibility, break elongation, tear resistance, abrasion resistance and anti-aging performance of rubber and the use of NPCC provides a 10-20% overall improvement in performance measured by increased traction wave resistance, tear resistance, break elongation, tensile strength and aging resistance. In addition, NPCC can also partially substitute for certain more expensive materials such as carbon black and silicon dioxide, thus reducing the overall cost of manufacturing without negative impact on reinforcing and whitening features.

Plastic Materials

Plastic materials, including PVC, PE and PP, are a significant end market for NPCC products. When modified with a surface coating agent, NPCC particles become compatible with organic substances which facilitate their use as a functional additive in plastic materials. Modified NPCC particles can be used in plastics such as PVC building materials to increase their tensile strength, flexibility, durability and heat resistance, to stabilize their dimensions and to improve color fastness and glossiness. In addition, NPCC can be used as a substitute for more expensive materials, such as silicon dioxide, which may considerably reduce the total cost of the end products.

Paper

We believe that China’s paper industry represents large untapped market opportunities for domestic NPCC manufacturers. NPCC can be used as a functional additive for newsprint paper, coating paper and specialty paper products. NPCC can improve the glossiness, whiteness, opacity and printability of paper products, while reducing the requirement for more expensive titanium dioxide or kaolin. China’s paper industry is currently migrating from acid sizing to alkaline sizing in terms of production process. We believe this migration increases the market opportunity for NPCC, which can only be applied in the alkaline sizing process.

Paints, Ink and Adhesives

NPCC products have a range of other applications in the construction and automotive industries, including surface coatings, water-based and oil-based paints, adhesives and sealants. NPCC has also been widely used as an additive in oil-based printing inks. When used as a substitute of certain more expensive materials such as titanium dioxide or kaolin, NPCC can reduce component cost as well as maintain or reinforce the features of the end products.

Our Business

NPCC Production

We commenced our NPCC operations in 2001 with the installation of our first NPCC production line, which had an annual production capacity of 10,000 metric tons, in Tai’an, Shandong Province. As of September 30, 2010, we have increased our total annual NPCC production capacity to 260,000 metric tons. We believe that we are the largest manufacturer of NPCC products in China in terms of net sales for the year ended December 31, 2009.

In August 2009, we, through our wholly-owned subsidiary, Faith Bloom, entered into an equity transfer agreement with Anhui Chaodong Cement Co., Ltd., a company incorporated under the laws of the People’s Republic of China, pursuant to which Faith Bloom acquired the entire equity of Chaodong, a PRC company and wholly-owned subsidiary of Anhui Chaodong Cement Co., Ltd. Chaodong was an inactive manufacturer of NPCC, and its assets include mining rights to reserves of approximately 13.2 million metric tons of limestone and existing buildings and equipment. The acquisition was approved by the Chinese government in November 2009. Anhui Chaodong Cement Co., Ltd. and Chaodong were not affiliates of our Company or any of our directors or officers. On December 11, 2009, we completed our acquisition of Chaodong, which has an annual production capacity of 10,000 metric tons. The name of Chaodong was changed to Anhui Yuanzhong Nanomaterials Co., Ltd. in April 2010. Anhui Yuanzhong, which operates our Anhui facility, started production in May 2010 after we completed certain repairs and maintenances of the acquired facility and equipment and performed certain technological upgrades consistent with our Zibo, Shandong facility.

In August 2009, we, through Faith Bloom, entered into a project investment agreement with the local government of Hanshan County, Anhui Province. Pursuant to this agreement, we agreed to invest an aggregate amount of RMB 1,200 million (approximately $175.7 million) in three phases by January 2013, which includes the construction of NPCC production facilities with an annual capacity of 200,000 metric tons and the purchase of land use rights for a total area of approximately 341,335 square meters. We have subsequently orally agreed with the local government to adjust the investment schedule to complete the three phases of investments by April 2013. The local government also agreed to grant to us exclusive mining rights to good quality limestone, and provide other utilities and services for manufacturing purposes. We plan to utilize third parties for mining or processing operations and do not plan to engage in any mining or processing operations. In addition to this agreement, we also agreed to purchase land use rights for a total area of approximately 66,767 square meters from the local government of Hanshan County, Anhui Province for Anhui Yuanzhong. These agreements are investment plans and are not legally binding or enforceable under PRC law.

The following table exhibits all of our facilities with their respective annual production capacities and production volume of NPCC for the last three years and the nine months ended September 30, 2010.

		Year ended December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009	Nine Months ended September 30, 2010
Tai’an, Shandong facility	Production Capacity (metric tons) as of the periods indicated	30,000	30,000	30,000	30,000
	Output (metric tons)	34,259	34,070	33,538	25,756

Xianyang, Shaanxi facility	Production Capacity (metric tons) as of the periods indicated	100,000	160,000	160,000	160,000
	Output (metric tons)	87,652	147,935	163,294	121,207

Zibo, Shandong facility	Production Capacity (metric tons) as of the periods indicated	-	-	60,000	60,000
	Output (metric tons)	-	-	13,350	50,478

Anhui facility	Production Capacity (metric tons) as of the periods indicated	-	-	-	10,000
	Output (metric tons)	-	-	-	3,099

Total	Production Capacity (metric tons) as of the periods indicated	130,000	190,000	250,000	260,000
	Output (metric tons)	121,911	182,004	210,181	200,540

We established a research and development center in Pudong, Shanghai, which is dedicated to the research and development of NPCC applications. Our research and development center has attracted NPCC researchers and scholars with advanced degrees in chemistry and materials science who primarily focus on improving the quality of our existing NPCC products and developing innovative NPCC products for new applications. As an example, we developed new NPCC products for use in the paper and PE industries and began receiving orders from paper manufacturers in 2007 and from PE customers in February 2008. In addition, we began to receive orders for small quantities from asphalt customers, and expect to begin selling our newly developed NPCC products to the PVC plastic glove markets in the near future. Currently, our product is undergoing trials with a number of potential asphalt industry customers.

We currently sell our NPCC products in Shandong Province, the Yangtze River Delta and other parts of China. Internationally, as of September 30, 2010, we targeted six countries for our product export: Singapore, Thailand, South Korea, Malaysia, India and Latvia. International sales accounted for approximately 7.0% and 2.0% of our total NPCC net sales in 2009 and the nine months ended September 30, 2010, respectively. In July 2009, we established a new international sales team at our headquarters in Shanghai, China. In January 2010, we strengthened our international sales and marketing efforts by appointing Mr. Gary Cao, who has over 12 years of experience as a sales and marketing director for leading chemical companies in China and the Asia Pacific region, as our new international marketing director. In August 2010, we appointed Mr. Edward Wang, who has over 14 years of experience in international sales and marketing and sales management.  We believe international sales and marketing will make more contribution to our business going forward.

Our Products

Our key applications for our NPCC products and their respective end markets are as follows:

NPCC Applications	Primary Use
Rubber	Additive for tires
Plastic	Additive for PVC building materials and PE
Paint and ink	Additive for ink and water-based and oil-based paints
Latex	Additive for latex gloves
Adhesive	Additive for high-grade silicone adhesive and polysulfide sealant
Paper	Additive for coating paper

Our NPCC business focuses on the production of high-quality and low-cost NPCC products. Our NPCC business has strong positions in the tire and PVC building materials markets, and has expanded into the ink, paint, latex and adhesives markets. To further diversify our customer base, we plan to gain share in the paper and PE markets, which are currently relatively underserved by the NPCC industry.

We have established effective quality assurance systems for our NPCC products. Our Tai’an, Shandong facility has been ISO 9001-certified since 2003 and our NPCC products were awarded “Shandong Top Brand” at the end of 2006. Our Xianyang, Shaanxi facility has been ISO 9001-certificated since 2007.

Intellectual Property

We jointly own a patent with Tsinghua University for an advanced NPCC particle production technology based on membrane-dispersion techniques. This patent was granted by the State Intellectual Property Office of the PRC in November 2007 and will expire on September 9, 2025.

We also utilize a proprietary technique for NPCC chemical modification to tailor our NPCC particles to the end product.

We utilize a trademark for our NPCC products, which is licensed by our related party and registered with the Trademark Office of the State Administration for Industry and Commerce of China, relating to the Chinese words “盛科 (Shengke).” As agreed to by our related party, we have rights to use this trademark at no cost indefinitely.

Research and Development

As of September 30, 2010, we have 51 members in our research and development team. Among them, 21 hold Ph.D. degrees, 30 hold Masters degrees and most have worked in the NPCC research field for more than four years. Mr. Xiaochuan Zhu, our Director of Research and Development, with more than 10 years of experience, is leading our effort to develop and improve a proprietary technology for modifying NPCC products. This new technology can be used to modify the property of a specific NPCC product to fit a particular end product and, in addition, improve the quality of such end product. Recently, much progress has been made in the applications in paper, PE and asphalt products. With this new technology, tires, PVC building materials, paints, adhesives and paper of equal or better quality can be made at a lower cost. We are also developing NPCC products for other applications, including extensions of existed products and new products such as epoxy resin, cosmetics and asphalt.

Our research and development activities are a three-stage process. During the first stage, we apply surface coating agents to NPCC according to different pre-designed formulas for comparative studies. The modified NPCC is tested for mass, size, oil absorbance and other traits to determine if it displays the appropriate features. During the second stage, approximately two kilograms of NPCC product is produced with lab equipment using a formula selected at the first stage. The NPCC product produced is applied to an end product such as a tire, paint or ink. The end product is then tested for a set of properties and other parameters to determine if they meet expectations. If the formula is successful at the second stage, it will be further tested. During the third stage, several tons of the NPCC products are manufactured at a NPCC facility using the formula that passed the second test and is sent to potential customers for an industrial scale test. Our research and development staff is dispatched to such customers’ sites to assist with the test.

We focus on further developing and improving our core manufacturing technologies to expand our product lines and reduce overall costs. As of September 30, 2010, we completed sample testing of our NPCC products with approximately 39 companies in various industries, such as PVC, rubber, adhesive, latex, coating and asphalt. As of September 30, 2010, we had 49 potential customers at various stages of our sample testing process.

We had previously entered into joint development agreements with Tsinghua University and Qingdao University of Science and Technology to develop new NPCC technologies. Under the agreement with Qingdao University of Science and Technology, we have exclusive ownership to any technology developed. Under the agreement with Tsinghua University, we jointly own any technology developed and have an exclusive right to use such technology. Our joint development program with Tsinghua University has produced a membrane-dispersion patent which was granted by the Patent Office of the State Intellectual Property Office of China for a term of 20 years starting from September 2005.

In addition, we have adopted an advanced membrane-dispersion technology in the production process at our Xianyang, Shaanxi facility and our Zibo, Shandong facility with phase I capacity of 60,000 metric tons. This technology not only reduces production cost, but also enables us to have better control of the size and consistency of the nano-particles, which greatly improves our NPCC product quality. Our research and development center in Pudong, Shanghai, China is our base for training research and technical personnel and developing new technologies. We believe that this research and development center is sufficient to meet our current research and development needs and we are in a good position to attract qualified research personnel at a reasonable cost. Thus, we are currently conducting our research and development internally, and have terminated our research and development cooperation with Tsinghua University and Qingdao University of Science and Technology.

Sales and Marketing

Our sales team consists of 65 employees, 34 of which are devoted to domestic sales and 31 of which are devoted to international sales. To expand distribution channels and increase our market share, we will continue our efforts on building our international sales team. We have attended and plan to continue to attend industry fairs and exhibitions regularly to obtain the latest industry information.

Through our sales and marketing efforts, we have established our leadership in the NPCC industry in China, particularly for applications in the tire and PVC building materials markets. We have successfully entered the oil-based paint and paper industries. We are now actively marketing our NPCC products to major international companies in the adhesive industry and our products in the asphalt industry are under testing processes domestically. We plan to begin supplying our products to certain major international companies in the adhesive industry and to domestic asphalt manufacturers.

At present, our NPCC products are primarily sold and marketed directly by our sales and marketing staff. Our NPCC products are mainly sold in Shandong Province, Yangtze River Delta and other parts of China. We are actively expanding our NPCC marketing network into other parts of China and have resident sales representatives in multiple locations in China including Shanghai, Xi’an, and Dongying, Shandong Province. We have also successfully expanded into the international market for NPCC. We have sold our NPCC products to customers in a number of countries, including Singapore, Thailand, South Korea, Malaysia, India and Latvia. Additionally, our international sales department is actively testing our products with customers, placing product advertising and attending targeted industry trade shows in order to enter the North American and European markets.

Raw Materials

In the year 2009 and the nine months ended September 30, 2010, the cost of raw materials accounted for approximately 52.8% and 49.9% of our cost of goods sold, respectively. Anthracite, modification agents and limestone are the major raw materials for producing NPCC products.

We have multiple suppliers for all of our major raw materials, except for modification agents. Soft coal and anthracite are in abundant supply in China with a large number of suppliers. We are currently considering increasing the number of our supplier partners for modification agents or potentially producing them internally.

Given the importance of certain key raw materials such as limestone to our business, we are in the process of obtaining mining rights over limestone in Shaanxi and Anhui Provinces.  These limestone reserves, 11.6 million metric tons in Shaanxi Province and 13.2 million metric tons in Anhui Province, are proven reserves.  We are currently in negotiations with the government regarding the price and payment terms for our mining rights for our Zibo, Shandong facility. The Company plans to utilize third parties for mining and processing operations and does not plan to engage in any mining or processing operations. During the nine months ended September 30, 2010 and the years 2009, 2008 and 2007, almost all of our limestone was purchased from external sources and amounted to 352,985 metric tons, 376,707 metric tons, 311,253 metric tons and 223,803 metric tons, respectively.

For production of NPCC, high quality limestone has both strict requirements in its chemical content and certain requirements in its physical properties.  With regards to chemical composition, high calcium carbonate content in the limestone is required, and at the same time, identified detrimental impurity must be at a low enough level.  Although high calcium carbonate content in limestone is prevalent in nature, most of it cannot be used to produce NPCC due to the levels of certain detrimental impurities. We measure the required chemical content in percentages. Generally, we consider the content percentage of various chemicals when measuring the quality standard, such as the percentages of CaCO3, Fe2O3, Al2O3, MgO, and other chemicals in the limestone.

In terms of the physical properties, we utilize two measures: the whiteness of the limestone (with over 90% of calcium) and that the limestone does not disintegrate when it is calcinated under high temperatures.  Our whiteness test requirement is a measurement of the chemical purity of calcium carbonate.The Company’s policies limit the purchase of limestone to limestone that fulfills the Company’s criteria described above.

Supplier Management System

Although most of our key raw materials are widely available in China, the price for certain raw materials such as coal has been fluctuating greatly in the past few years, which has affected our profit margin. We have adopted measures to reduce risks in raw material supply costs, including establishing long-term relationships with suppliers and diversifying supply sources.

Purchasing Procedures with View to Quality and Stability of Suppliers

Purchasing activities are conducted in accordance with our standard purchasing procedures. Potential suppliers are provided with our quality standards for the raw material and are invited to make initial offers, which are compared objectively according to relevant quality guidelines. After validating various suppliers’ services and capabilities for quality and stable supply, we select the qualified supplier with the lowest price. Our finance department has also established an oversight process by appointing individuals to conduct independent market research of key raw material prices periodically. We have implemented a standard procedure to insure that all purchasing requirements are strictly adhered to.

We generally use either cash payment or on credit for payment to suppliers of our raw materials.  Credit payments have terms of 30 to 90 days. We enter into contracts with all long-term suppliers of raw materials.  Regardless of payment terms, payments are not made until our purchasing procedures are completed.

Major Suppliers

The tables below list our major suppliers for the year ended December 31, 2009 and for the nine months ended September 30, 2010.

	For the Year
	Ended December 31, 2009
	Amount
	Purchased	% of Total
	($ million)	Purchases
Xianyang Chuangfa Trading Co., Ltd.	8.63	16.3%
Qingdao Siwei Chemical Co., Ltd.	6.93	13.1%
Qianxian Electricity Company	6.26	11.8%
Qianxian Tianhe Mining Industry LLC	5.38	10.1%
Xintai Liantai Materials Co., Ltd.	4.46	8.4%
Total	31.66	59.7%

	For the Nine Months
	Ended September 30, 2010
	Amount
	Purchased	% of Total
	($ million)	Purchases
Xianyang Chuangfa Trading Co., Ltd.	7.31	14.3%
Qianxian Tianhe Mining Industry LLC	4.96	9.7%
Qianxian Electricity Company	4.92	9.7%
Xintai Liantai Materials Co., Ltd.	4.76	9.3%
Shandong Jinda Shuangpeng Group	4.11	8.1%
Total	26.06	51.1%

Our Major Customers

We sell our NPCC products to customers in the tire, PVC building materials, ink, paint, latex, adhesive, paper and PE industries. The table below lists our major product applications for the periods indicated.

	For the Years Ended December 31,		For the Nine Months Ended September 30,
	2009	2008	2010

Rubber	$35,019,991	$35,727,730	$25,737,905
Plastic	46,276,567	30,303,950	52,539,181
Adhesive	12,122,941	8,599,392	15,128,788
Latex	4,225,305	3,351,928	3,352,242
Paper	1,377,526	1,357,589	779,434
Paint and Ink	3,099,474	3,079,100	329,660
Total	$102,121,804	$82,419,689	$97,867,210

Our customers are mainly located in Shandong Province, the Yangtze River Delta and other parts of China. For the year ended December 31, 2009, approximately 7.0% of our NPCC sales were contributed by overseas markets. For the nine months ended September 30, 2010, approximately 2.0% of our NPCC sales were contributed by overseas markets.

Most of our top NPCC customers are large-scale manufacturers of tires and PVC building materials. For the year ended December 31, 2009, sales to our top five NPCC customers collectively accounted for 10.5% of total net sales. For the nine months ended September 30, 2010, sales to our top five NPCC customers collectively accounted for 8.4% of total net sales.  The tables below list our five largest customers for the year ended December 31, 2009 and the nine months ended September 30, 2010.

	For the Year
	Ended December 31, 2009
	Amount of
	Net Sales	% of
	($ million)	Net Sales
Zhaoyuan Liao Rubber Products Co., Ltd.	2.25	2.2%
Qingdao Doublestar Tire Industrial Co., Ltd.	2.18	2.1%
Dailian Jinyuan Building Materials & Plastics Co., Ltd.	2.17	2.1%
Triangle Tire Co., Ltd.	2.13	2.1%
Shandong Ruifeng Chemical Co., Ltd.	2.00	2.0%
Total	10.73	10.5%

	For the Nine Months
	Ended September 30, 2010
	Amount of
	Net Sales	% of
	($ million)	Net Sales
Zhengzhou Zhongyuan Technology Development Co., Ltd.	1.72	1.8%
Beijing Xiling Adhesive Seal Material Co., Ltd.	1.70	1.7%
Qingdao Yongwei Building Materials Co., Ltd.	1.66	1.7%
Zhaoyuan Liao Rubber Products Co., Ltd.	1.62	1.6%
Qingdao Double Star Tire Industrial Co., Ltd.	1.60	1.6%
Total	8.30	8.4%

Competition

We are subject to intense competition. Some of our competitors have greater financial resources, larger size, and better established market recognition in both domestic and international markets than us.

For our NPCC products, we compete based upon proprietary technologies, manufacturing capacity, product quality, production cost and ability to produce a diverse range of products. Our competitors include NPCC manufacturers both within China and around the world.

We also face competition from certain well-established foreign chemical companies, including Imperial Chemical Industries Limited (ICI), Solvay S.A., Minerals Technologies Inc., and Shiraishi Calcium Kaisha Ltd. For example, competition for our NPCC products in the paper and ink industries primarily comes from Japanese manufacturers such as Shiraishi Calcium Kaisha, which sells NPCC and products similar to NPCC to Chinese automobile paint makers and Japanese ink makers in China.

Regulation

In China, waste gas and water discharges in our manufacturing processes are regulated and must meet certain standards under China’s environmental laws and regulations. The local branch of the Ministry of Environmental Protection of the People’s Republic of China samples and tests our gas and water discharge regularly. The specifications of these discharges must be consistent with the regulations for industrial waste water and gas and relevant laws and standards, including the Water Pollution Discharge Standard for the Synthetic Ammonia Industry issued by the Ministry of Environmental Protection of the People’s Republic of China. Our NPCC facilities are not required to obtain Production Safety Licenses.

Pursuant to the Environment Impact Assessment Law, which came into effect on September 1, 2003, the construction or expansion of our NPCC facilities is subject to environment impact assessment procedures conducted by local environmental protection authorities in China, including the acceptance of environment impact assessment reports of each project by the environmental protection authorities. As of September 30, 2010, we have a total annual production capacity of 260,000 metric tons of NPCC, and we have passed environment impact assessment for 200,000 metric tons of NPCC production, including 60,000 metric tons for our Zibo, Shangdong facility, 120,000 metric tons for our Xianyang, Shaanxi facility, 10,000 metric tons for our Tai’an, Shandong facility and 10,000 metric tons for our Anhui facility. The remaining capacity of 40,000 metric tons of our Xianyang, Shaanxi facility has not yet passed the assessment and is expected to pass the assessment by the end of 2010. In addition, we have not passed the assessment for the remaining 20,000 metric tons for our Tai’an, Shandong facility. The local environmental regulatory departments where our Xianyang, Shaanxi and Tai’an, Shangdong facilities are located, have orally advised us that we may continue to produce NPCC during the process of passing the environmental impact assessment, and we therefore believe that the temporary non-compliance with the Environment Impact Assessment Law will not have and has not had in the past material effects on our capital expenditures, earnings, and competitive position. However, if the environmental regulatory department in Xianyang, Shaanxi or Tai’an, Shangdong or at a higher level determines that we are not compliant with the Environment Impact Assessment Law, we may be subject to fines or other legal sanctions.  Although we have not been punished by any environmental regulatory department as of September 30, 2010, we cannot assure you that the government will take the same position in future.

Properties

All land in China is owned by the State. Individuals and companies are permitted to acquire rights to use land or land use rights for specific purposes. In the case of land used for industrial purposes, the land use rights are granted for a period of 50 years. This period may be renewed at the expiration of the initial and any subsequent terms. Granted land use rights are transferable and may be used as security for borrowings and other obligations. We currently lease from our affiliate, Shandong Shengda Technology Co., Ltd., a total area of approximately 60,000 square meters of land with manufacturing facilities, employee quarters, warehouses and office buildings in Tai’an City, China. We also have obtained land use rights of a total area of approximately 315,783 square meters in Xianyang, Shaanxi Province, with manufacturing facilities, employee quarters, warehouses, kitchens and office buildings. These constitute the basis of our operations as a manufacturer of NPCC products. In addition, we have obtained land use rights of a total area of approximately 234,487 square meters of land in Zibo, Shandong Province, with manufacturing facilities, employee quarters, warehouses, kitchens and office buildings.  We are currently in negotiations with the government regarding the price and payment terms for our mining rights at our Zibo, Shandong facility.

In August 2006, Shandong Shengda Technology Co., Ltd. completed the construction of a NPCC manufacturing facility with approximately 251,285 square meters in Xianyang City, Shaanxi Province, China.

In August 2009, we, through our wholly-owned subsidiary Faith Bloom, entered into an Equity Transfer Agreement with Anhui Chaodong Cement Co., Ltd., a company incorporated under the laws of the People’s Republic of China, pursuant to which Faith Bloom acquired the entire equity of Anhui Yuanzhong. Anhui Yuanzhong has land use rights of approximately 70,918 square meters in Hanshan County, Anhui Province, with manufacturing facilities with a gross floor area of approximately 11,344 square meters. In connection with the acquisition of Anhui Yuanzhong, in August 2009, we, through Faith Bloom, entered into a Project Investment Agreement with the local government of Hanshan County, Anhui Province, People’s Republic of China. Pursuant to this agreement, we agreed to invest an aggregate amount of RMB 1,200 million (approximately $175.7 million) in three phases by January 2013, which includes the construction of NPCC production facilities with an annual capacity of 200,000 tons and the purchase of land use rights for a total area of 341,335 square meters (approximately 84.35 acres). We have subsequently orally agreed with the local government to adjust the investment schedule to complete the three phases of investments by April 2013. In addition to the investment per this agreement, the Company also agreed to purchase the land use rights for approximately 66,767 square meters (16.5 acres) from the local government for Anhui Yuanzhong. These agreements are investment plans and are not legally binding or enforceable under PRC law.

The main equipment and machinery of our NPCC business includes ultra gravity reactors, membrane dispersion micro-mix reactors, carbonators, limestone kilns, slaking equipment, and packaging machines.

We believe that all of our properties and equipment have been adequately maintained, are generally in good condition, and are suitable and adequate for our business. In addition, we believe that our current facilities and the expected additional land use rights will be sufficient for our expansion efforts.

Employees

As of September 30, 2010, we employed 1,203 full-time employees. Of our total employees, 11.3% are management personnel, 5.4% are sales staff members and 4.2% are R&D staff members. We believe that we maintain a satisfactory working relationship with our employees, and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

As required by applicable Chinese law, we have entered into employment contracts, which include confidentiality and non-compete provisions prohibiting employees from disclosing our trade secrets or using trade secrets for purposes other than benefiting us, with all employees.

Our employees in China participate in a state pension program organized by Chinese municipal and provincial governments. We are required to contribute to the program at the rate of 20% of the average monthly salary of our employees. In addition, we are required by Chinese law to cover employees in China with other types of social insurance. Our total contribution may amount to as much as 30% or more of the average employee monthly salary. We have purchased social insurance for all of our employees who voluntarily participate in the social insurance program. Social insurance expenses were approximately $396,066, $378,823 and $567,741 for the nine months ended September 30, 2010 and the years 2009 and 2008, respectively.

Pursuant to Chinese laws, our Chinese subsidiaries are required to establish housing accumulation funds for their employees and to contribute to the funds at a certain percentage of the monthly salary of each employee. Failure to comply with such obligation may subject our Chinese subsidiaries to fines not exceeding approximately $7,200 for each subsidiary. We have established housing accumulation funds for our qualified employees since December 2008.

MANAGEMENT

Directors, Executive Officers and Corporate Governance

We have provided below certain information about our executive officers and directors. Our directors serve for a term of one year or until their successors are duly elected and qualify. Our executive officers serve at the pleasure of our board of directors and have no fixed term of office.

Name	Age	Position
Xiangzhi Chen	48	President, Chief Executive Officer and Director
Anhui Guo	40	Director, Acting Chief Financial Officer and Chief Operating Officer
Dongquan Zhang	69	Director
A. Carl Mudd	66	Director
Sheldon B. Saidman	67	Director
Yong Zhao	37	General Manager of Shandong Haize Nanomaterials Co., Ltd
Zhen Chen	39	General Manager of Shaanxi Haize Nanomaterials Co., Ltd.
Gongbo Wang	32	General Manager of Zibo Jiaze Nanomaterials Co., Ltd.
Lei Du	31	General Manager of Anhui Yuanzhong Nanomaterials Co., Ltd.

Mr. Xiangzhi Chen has served as our chief executive officer, president and director since March 31, 2006. Mr. Chen is the founder of Faith Bloom and its subsidiaries and has served as their chairman and chief executive officer since the subsidiaries’ formation in 2001. He served as president of Shandong Shengda Technology Co., Ltd., one of our affiliates, from January 2003 to March 2009.  We believe Mr. Chen’s qualifications to serve on our board include his extensive knowledge of the Company as founder, chairman, CEO, and president and his understanding and in-depth experience in dealing in the markets served.  In addition, we believe that his vision and progressive leadership will continue to positively influence the Company’s profitable revenue growth and corresponding profitability, and his background positions him to grow the Company both organically and by acquisition.

Ms. Anhui Guo has served as our acting chief financial officer since October 2010 and had previously served as our chief financial officer from March 2006 to April 2009.  She has served as our chief operating officer since April 2009, as our vice president and treasurer since March 31, 2006 and as director since February 23, 2007. Ms. Guo has served as chief financial officer of Faith Bloom and its subsidiaries from 2001. Ms Guo was manager of finance of Shandong Shengda Construction Co., Ltd., one of our affiliates, from January 2001 to January 2003. She has served as manager of finance of Shandong Shengda Technology Co., Ltd., one of our affiliates, since January 2003. Ms. Guo was licensed as an accountant in 1996.  We believe Ms. Guo’s qualifications to serve on our board include her extensive knowledge of the Company as a long-term executive, which gives her detailed understanding of the complexities of the operation.  Her experience allows her to direct the operations of the Company and her financial experience provides valuable insights both in directing the business operations and in serving on the board of directors.

Mr. Dongquan Zhang has served as our director since February 23, 2007. Mr. Zhang has extensive experience in the chemical industry especially in research and development and regulatory areas. Currently he is a member of the board of directors of All China Association of Petro-Chemical Industry, vice president of Shandong Chemistry and Chemical Engineering Association, and vice president of Shandong Environmental Industry Association, and president of Shandong Chemical Industrial Pollution Prevention Association. From February 1994 to December 2000, he served as director general and senior engineer of the Petro-Chemical Industry of Shandong Province.  We believe Mr. Zhang’s qualifications to serve on our board include his extensive knowledge of the Company, his experience serving on boards of other companies, and his extensive knowledge and experience of the markets in which we conduct business.  Furthermore, Mr. Zhang is a professional in the chemical industry and provides technical support to the board, which support is particularly important when evaluating new ventures proposed to the board.

Mr. A. Carl Mudd has served as our director since February 23, 2007. Mr. Mudd has extensive management experience especially in the financial area. He has spent the past 14 years consulting with and mentoring CEOs and Boards of Directors of major companies on global strategy, business processes and international operations and 27 years as CFO, COO and president of international companies. From 2003 to 2006, he was an advisory director at CIMIC Holdings, Ltd. From 1993 to 1996, he served as director and chairman of the Audit Committee at AM International, Inc. Mr. Mudd also serves as an independent director and chairman of the Audit Committee and Member of the Compensation Committee and Nominating & Corporate Governance Committee of Sutor Technologies Group, LTD (SUTR) a NASDAQ listed company. He is also a Statutory Director of the National Association of Corporate Directors-North Texas Chapter. He is a Certified Public Accountant, holds a business degree from St. Edward's University and a Certification of Director Education – The National Association of Corporate Directors Institute.  We believe Mr. Mudd’s qualifications to serve on our board include his extensive knowledge of the Company, his international management experience of both public and privately held companies and his in-depth knowledge of finance, accounting, and general management.

Mr. Sheldon B. Saidman has served as our director since February 23, 2007. Mr. Saidman has extensive senior executive experience, especially in marketing and general management. He has held positions as president or chief operating officer in several companies, both pubic and private. From May 2001 to October 2005, he served as president of Liberty Wire & Cable, Inc. since September 2005, he has owned and served as president of Saidman & Associates, Inc., a business management consulting practice and serves as a Member of Board of Directors of Roscoe Medical, Inc., a privately held company owned by River Associates Investments, LLC, a private equity group. He holds a bachelor’s degree in journalism and public relations from The University of Maryland.  We believe Mr. Saidman’s qualifications to serve on our board include his extensive knowledge of the Company, his experience serving on boards of other companies and the unique perspective he brings to various issues considered by the board, particularly related to sales, marketing, and general management.

Mr. Yong Zhao has served as general manager of Shandong Haize Nano since September 2010. He served as general manger of Shaanxi Haize Nano from October 2006 to August 2010, during which he was responsible for the overall management of our nano-materials business in Shaanxi Haize Nano. From August 2002 to October 2006, he was the vice general manager of Shandong Haize Nano.

Mr. Zhen Chen has served as general manager of Shaanxi Haize Nano since September 2010. He served as general manager of Shandong Haize Nano from July 2010 to August 2010.  From October 2003 to June 2010, he served as general manager of Shandong Haiqing Chemical Co., Ltd., a subsidiary of Shandong Shengda Technology Co., Ltd., a related party of the Company.  From September 1999 to September 2003, Mr. Chen served as general manager of an alcohol production company that is another subsidiary of  Shandong Shengda Technology Co., Ltd.

Mr. Gongbo Wang has served as general manager of Zibo Nano since August 2009. From December 2008 to August 2009, Mr. Wang served as the director of the Project Department of Zibo Nano. From July 2007 to December 2008, he served as vice president of Shaanxi Haize Nano. From January 2007 to July 2007, he served as vice president of Shandong Haize Nano. From January 2005 and January 2007, he served as director of the Development Department of Shandong Shengda Technology Co., Ltd. a related party of ShengdaTech, Inc. From April 1998 to January 2005, he served as laboratory director and workshop manager of a subsidiary of Shandong Shengda Technology Co., Ltd. He graduated from Shandong University with a degree in law.

Mr. Lei Du has served as general manager of Anhui Yuanzhong since July 2010. Mr. Du served as general manager of Shandong Haize Nano from January 2007 to June 2010, and as the vice director of the R&D center of Shandong Haize Nano from July 2001 to January 2007. He holds a bachelor’s degree in engineering from Qingdao Science & Technology University.

Board Composition and Committees

Our Board has five (5) members, of which three (3) are independent directors. We have an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.  The charters of our Audit Committee, our Compensation Committee and our Nominating and Corporate Governance Committee can be found in the appendixes of our most recent Definitive Proxy Statement on Schedule 14A. The Audit Committee has been established as a separately-designated standing committee in accordance with section 3(a)(58)(A) of the Exchange Act. The Audit Committee has at least one member, Mr. A. Carl Mudd, who meets the definition of an “audit committee financial expert” under SEC rules and whom the Board has determined to be “independent”. Mr. Xiangzhi Chen serves as both our chief executive officer and the chairman of the Board. We believe that combining the role of chairman and CEO is appropriate for our operations because Mr. Chen is most familiar with our business strategy and our industry. We also believe that the combined role of chairman and CEO facilitates the flow of information between the board and management and helps promote effective corporate governance. We do not have a lead independent director, but have independent board members that bring experience, oversight and expertise from outside the Company and our industry.

Audit Committee. The Audit Committee currently comprises Mr. A. Carl Mudd, Mr. Dongquan Zhang and  Mr. Sheldon B. Saidman, with Mr. A. Carl Mudd as the chairman, each of whom are “independent” as that term is defined by SEC rules and under the NASDAQ listing standards. The Audit Committee is directly responsible for the appointment, retention, compensation and oversight of the work of any registered public accounting firm employed by the Company (including resolution of disagreements between management and the accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or related work or performing other audit, review or other services. Any such registered public accounting firm must report directly to the Audit Committee. The Audit Committee has the ultimate authority and responsibility to evaluate and, where appropriate, replace the independent registered public accounting firm.

The Audit Committee held seven (7) meetings for year 2009.

Compensation Committee. The Compensation Committee is responsible for the administration of all salary, bonus and incentive compensation plans for our officers and key employees. The members of the Compensation Committee are Mr. Dongquan Zhang, Mr. A. Carl Mudd and Mr. Sheldon B. Saidman as the chairman, all of whom are “independent” directors.

The Compensation Committee held one (1) meeting for year 2009 and the attendance rates for all committee members was 100%.

The Board or the Management has not used any service of any compensation consultants.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is responsible for preparing a list of candidates to fill the expiring terms of directors on our Board of Directors. The committee submits the list of candidates to the Board of Directors who determines which candidates will be nominated to serve on the Board of Directors. The nominees are then submitted for election at the annual meeting of stockholders. The committee also submits to the entire Board of Directors, a list of candidates to fill any interim vacancies on the Board of Directors resulting from the departure of a member of the Board of Directors for any reason prior to the expiration of his term. In recommending candidates for the Board of Directors, the committee keeps in mind the functions of this body.

The committee considers various criteria, including the ability of the individual to meet SEC and NASDAQ “independence” requirements, general business experience, general financial experience, knowledge of the company’s industry (including past industry experience), education, and demonstrated character and judgment. The committee will consider director candidates recommended by a stockholder if the stockholder mails timely notice to the secretary of the Company at its principal offices, which notice includes (i) the name, age and business address of such nominee, (ii) the principal occupation of such nominee, (iii) a brief statement as to such nominee’s qualifications, (iv) a statement that such nominee consents to his or her nomination and will serve as a director if elected, (v) whether such nominee meets the definition of an “independent” director under the SEC rules and under NASDAQ listing standards and (vi) the name, address, class and number of shares of company stock held by the nominating stockholder.

The Company has no definitive policy on diversity.  With the exception of two independent directors who are American citizens, the Company is managed by executives of Chinese citizenship and actively staffs the Company at all levels with employees that are citizens of China.  Currently, the board believes that there exists no need for a diversity policy for employees or directors because the Company is diversified when compared to American-based enterprises.  If the Company expands its markets to North America, or seek to expand or make changes to its Board members, we will develop a policy containing the elements of an acceptable practice that conforms to standard procedures that assure fair and equal treatment of prospective and current employees.

Any person nominated by a stockholder for election to the Board of Directors will be evaluated based on the same criteria as all other nominees. The committee also oversees our adherence to our corporate governance standards. The members of the committee are Sheldon B. Saidman, A. Carl Mudd, and Dongquan Zhang, with Dongquan Zhang as the chairman.

The Nominating and Corporate Governance Committee held one (1) meeting for year 2009 and the attendance rates for all committee members are 100%.

The Board’s Role in Risk Oversight. The Board has an active role in overseeing our risk management.  The Board’s role in the Company’s risk oversight process includes receiving regular reports from members of senior management on areas of material risk to the Company, including operational, financial, legal, regulatory, and strategic risks.  The Board has formed a Risk Management Committee to coordinate with management to identify, assess and oversee remediation of high-level risks.  The Risk Management Committee receives these reports from the appropriate senior manager within the organization to enable it to understand the Company’s risk identification, risk management and risk mitigation strategies. Upon receiving such reports, the Board, through the Risk Management Committee, provides such guidance as it deems necessary.

Executive Compensation

Compensation Discussion and Analysis

The Company’s executive compensation program is designed to pay key management personnel, including its “Named Executive Officers” (NEOs), competitive remuneration based on the authority, responsibility, and accountability of the position held by the individual. In addition, the Company also considers the competitive environment relative to compensation paid to senior management with comparable job scope by companies in related industries and of approximate size. The compensation program consists of two components, the base salary and a performance-based portion, which otherwise may be defined as a bonus. The performance-based portions of the compensation of our CEO, CFO and COO were implemented as of the 2009 fiscal year.  The base salary considers seniority, past salary, competitive environment, responsibilities and contributions to the Company; the performance-based portion is the amount that may be earned by an employee according to their individual performance against pre-defined corporate objectives.  The purpose is to effectively motivate the executives to achieve individual corporate goals, which ultimately contributes to the Company’s overall success.  The determination of the base salary and performance-based compensation is a calculation made on total compensation. The base salary is a fixed amount, accounting for 65% of the planned total compensation, while the performance-based compensation portion is designed to be variable based on performance and is targeted at 35% of the total compensation.  In addition, the general managers of the three subsidiaries also received a production-related subsidy in 2009, which is listed as “All Other Compensation” in the Compensation Table below.  The Company believes that its compensation program is both equitable and competitive, while providing a positive motivational element to the overall performance of the senior management of the Company.

Prior to the Company becoming public, the CEO/Chairman, as the controlling shareholder in a privately held corporation set his compensation.  After the public offering, the Compensation Committee reviewed the CEO/Chairman’s compensation.  Based on the collective determination and experience of Committee members, it was judged that Mr. Chen's compensation was “reasonable and acceptable” and no changes were necessary.

In 2007, the Compensation Committee engaged analyst Merriman Curhan Ford to review compensation paid to Chief Executive Officers at a number of public companies to determine the competitiveness of the Company’s compensation to its Chief Executive Officer.  The following are companies with which the analyst  compared ShengdaTech.  The companies were chosen as they were similarly situated to the Company in the chemical industry segment based on the analyst’s report dated May 8, 2008:

Name	Ticker symbol

Cabot Microelectronics Corporation	CCMP

Cabot Corporation	CBT

Martin Marietta Materials	MLM

Nanophase Technology Corp.	NANX

FEI Company	FEIC

Rockwood Holdings	ROC

Sinopec Shanghai Petrochemical Co.	SHI

Westlake Chemical Corp.	WLK

The compensation of the CEOs of the selected companies above was used solely for comparison purposes to provide the Compensation Committee with information regarding the Chairman/CEO’s relative compensation level.

In connection with the compensation survey, the Board of Directors’ Compensation Committee intended that it would adjust the CEO/Chairman’s  compensation if it was materially greater than the compensation of the CEOs at the comparison group.   Survey results showed that in 2007, the Company’s CEO/Chairman’s compensation was approximately 6% to 23% of the average compensation of the CEOs of the surveyed companies listed above.  In 2009, the Compensation Committee conducted a similar review against the same comparison companies and determined that the CEO/Chairman’s compensation remains lower than the CEOs/Chairmen of the surveyed companies.

In addition, as the revenue sizes of the surveyed companies listed above were larger than that of ShengdaTech, the Compensation Committee also compared the compensation with certain Chinese companies with less revenue, including:

Name	Ticker symbol

American Lorain	ALRC

Sutor Technology Group Limited	SUTR

China Ritar Power Corp.	CRPT

China BAK Battery, Inc.	CBAK

The CEOs of the Chinese companies generally hold stock in their respective companies, which is also the case with ShengdaTech’s CEO/Chairman.  This scenario made it difficult to determine the value of compensation packages of the CEOs of the Chinese companies surveyed since they included large equity holdings.  The compensation of the CEOs of the selected Chinese companies above was used  for comparison purposes after our CEO/Chairman’s compensation was determined.  The Compensation Committee’s position on the CEO/Chairman’s compensation is that it was equitable and competitive, particularly in consideration of his current stock holdings and interest in the Company.

The Committee limited its survey to the CEO/Chairman level and relied on management to effectively determine competitiveness of other NEOs listed.  Management determined the compensation of the COO of the Company and each of our subsidiary’s general managers based on our executive compensation program’s policies for competitive remuneration based on the authority, responsibility, and accountability of the position held by each individual and the consideration of the competitive environment relative to compensation paid to management in accordance with the local market practices of Chinese companies in Shandong Province, China, Shaanxi Province, China and Shanghai, China, where each position is located.  The compensation of our CFO was based on such executive compensation program’s policies and market prices determined during our executive search process, which we believe determined average levels of base salary, annual incentive bonuses and equity compensation for such a position.

The Company’s performance-based compensation plan promotes individual accomplishments as well as contributions to the overall operation. Judgment of performance and the consequential level of bonuses earned is based on achievements in executing job tasks and the general performance of the Company measured against the financial plan for the bonus year.  The percentage of the performance-based portion is to be determined by the employee’s immediate manager with the approval of the CEO, with the portions of total compensation that are designated as bonuses for each NEO based on portions previously designated in the CEO’s privately held company at the time prior to the Company becoming public. The actual portions of total compensation that were designated as bonus for our CEO, COO and general managers of our subsidiaries were approximately 35%.  The actual portion of total compensation that was designated as bonus for our CFO was approximately 18%. Ms. Anhui Guo, the Company’s chief operating officer, is the immediate manager for all employees except Mr. Andrew Weiwen Chen, the Company’s former chief financial officer, whose immediate manager was Mr. Xiangzhi Chen, the Company’s chief executive officer.  The Compensation Committee is presented with the recommended compensation for each NEO and, after discussion and any adjustments made to the compensation, the Committee would approve accordingly. Mr. Xiangzhi Chen’s bonus is determined by the Board of Directors on recommendation of the Compensation Committee.  Based on the Company exceeding  all financial objectives set in the budget year, including revenue, net earnings, and earnings per share, the board has awarded the full bonus payment to Mr. Xiangzhi Chen.  All other bonuses will be decided at the end of the year after appropriate evaluation and assessment of success against set objectives are measured. All bonus money earned will be paid following audited results of the Company’s financial statements.

Bonus payouts are based on year end achievement against budgeted goals, which are established during the budgeting process at the beginning of each year. The budget is approved by the Audit Committee and the compensation of NEOs is approved by the Compensation Committee. The payout for our CEO’s 2009 bonus was based on the Company's satisfactory achievement of its performance goals for revenue and net income. The payout for our CFO and COO was based on both the Company’s satisfactory achievement of its performance goals for revenue and net income and the result of evaluation of each against different criteria based on their position and responsibilities. The performance evaluation score for our CEO is calculated by adding scores based on the satisfactory achievement of performance goals for revenue and net income. The performance evaluation scores for our CFO and COO are based on the satisfactory achievement of performance goals for revenue and net income and separate individual performance evaluation scores earned when his or her various responsibilities are assessed.  The factors affecting the performance evaluation score for the general managers of our subsidiaries are described below. Depending on the importance and significance of various responsibilities, different scores are applied and the aggregate of the scores equals no more than 100%. Depending on the performance of an executive officer in fulfilling his or her responsibilities, he or she is assessed a score which may be equal to or less than the score assigned to each particular responsibility. As a result, an executive officer can receive 100% or less than 100% for his or her overall performance evaluation score. In no event can the performance evaluation score and the actual bonus payout exceed 100%. The Company’s performance goals for 2009 were $92 million to $95 million for revenue and $18 million to $19 million for net income. The actual results achieved by the Company in 2009 were $102.1 million in revenue and $23.1 million in net income. As the actual results exceeded the performance goals and the individual performance evaluations were at 100%, the actual payout of our CEO’s bonus was at 100%. Depending on individual performance evaluation results, bonus payout ratios for each executive may vary.  Individual performance evaluation scores for our CFO and COO constitute approximately 33.3% of the performance evaluation score in the formula in the illustrative example below.

After the establishment of the performance-based portion of the executive compensation program for the CEO, CFO and COO for the fiscal year 2009, a portion of our CEO’s total compensation was designated as bonus and such bonus payout of our CEO was based on the Company’s performance targets for 2009 of $92 million to $95 million in revenue and $18 million to $19 million in net income. In addition to the Company’s performance targets, the performance evaluation of our CFO was also based on the evaluation of the performance of his duties, which include corporate and operational accounting, financial and managerial reporting, investor relations and communications, budgeting, strategic planning, and general business support and development. In addition to the Company's performance targets, the performance evaluation of our COO was also based on the evaluation of the performance of her duties, which included marketing strategy development, participation and oversight of operations programs, coordination of various departments and general business support and development.

The bonus payout of each subsidiary’s general manager was determined by the factors used to determine their performance evaluation scores, which were net income targets, the collection of the accounts receivable and whether any safety or security violations had occurred, weighted at 80%, 10% and 10% of the performance evaluation score, respectively. In 2009, bonus payout of the general manager of Shaanxi Haize Nanomaterials Co., Ltd. was primarily based on a net income target by Shaanxi Haize Nanomaterials Co., Ltd. of RMB 150 million (approximately $22.4 million), a target of approximately RMB 260 million (approximately $38.8 million) in collection of accounts receivable of Shaanxi Haize Nanomaterials Co., Ltd., and a lack of any safety or security violations. The bonus payout of the general manager of Shandong Haize Nano was primarily based on a net income target by Shandong Haize Nano of RMB 20 million (approximately $3.0 million), a target of approximately RMB 78 million (approximately $11.6 million) in collection of accounts receivable of Shandong Haize Nano and a lack of any safety or security violations. Total aggregate bonus payout for executives for 2009 was $217,482.

As an illustrative example, the 2009 bonus of Yong Zhao, the general manager of Shaanxi Haize Nanomaterials Co., Ltd., was calculated as follows:

Bonus = (Total Compensation - All Other Compensation) * 35% * performance evaluation score1

= ($81,000 - $14,350) * 35% * 100%

= $23,327 (rounded to $23,350)

1The performance evaluation score for our CEO is determined by the achievement of performance goals for revenue (weighted at 50% of the performance evaluation score) and net income (weighted at 50% of the performance evaluation score).  The performance evaluation scores for our CFO and COO are determined by the achievement of performance goals for revenue (weighted at 33.3% of the performance evaluation score) and net income (weighted at 33.3% of the performance evaluation score) and an individual performance evaluation score based on his or her responsibilities listed above (weighted at 33.3% of the performance evaluation score).

Our Compensation Committee and each employee’s immediate manager with the approval of our CEO determined that such duties of our CFO and the general managers of our subsidiaries were successfully performed and earned performance evaluation scores of 100% in 2009.  Our COO earned a performance evaluation score of 95% in 2009 due to the determination that international sales did not reach certain targeted performance goals in 2009.

 Compensation Policies and Practices as Related to Risk Management

Although the company is organized into separate and independent operating units, the “risk profile” itself rests with the Named Executive Officer group.  Furthermore, the Company’s compensation structure does not promote or reward risk taking by any single executive, or group of executives because all material decisions, by organizational structure and decision making processes, policies, and practices, are made by the executive team and implemented only with Board approval. Such decisions are made after careful evaluation and assessment of inherent risks, which could result from the execution of any one decision.  As a result of the organizational structure, strict accountability, span of control, and the well-defined processes in place, it would be highly unlikely for decisions to be made that may possibly place the Company at risk.

Compensation Table

Name & Principal Position	Year	Salary	Bonus (4)	Non-Equity Incentive Plan Compensation	All other Compensation		Total
(a)	(b)	(c)	(d)	(g)	(i)		(j)
Xiangzhi Chen, CEO	2009	$195,000	105,000	$0	0		$300,000
	2008	$300,000		$0			$300,000	(1)
	2007	$300,000		$0			$300,000	(1)

Andrew Weiwen Chen, CFO (2)	2009	$99,600	25,750	$0	17,000	(5)	$142,350

Anhui Guo, COO	2009	$78,000	40,032	$0	0		$118,032
	2008	$120,000		$0			$120,000	(1)
	2007	$100,000		$0			$100,000	(1)

Lei Du, general manager of Shandong Haize Nano (3)	2009	$43,300	23,350	$0	14,350	(5)	$81,000
	2008	$27,083	14,583	$0			$41,666

Yong Zhao, general manager of Shaanxi Haize Nano	2009	$43,300	23,350	$0	14,350	(5)	$81,000
	2008	$65,000	35,000	$0			$100,000
	2007	$65,000	35,000	$0			$100,000

Xukui Chen, general manager of Shandong Bangsheng (3)	2009
	2008	$52,000	28,000	$0			$80,000
	2007	$52,000	28,000	$0			$80,000

Gongbo Wang, general manager of Zibo Nano (3)	2009	$17,160			4,270	(5)	$21,430

(1) The 2007 and 2008 compensation for Mr. Chen of $300,000 per year and for Ms. Guo of $100,000 and $120,000 per year, respectively, was paid directly by Shandong Shengda Technology Co., Ltd. for services provided to ShengdaTech, Inc.
(2) Mr. Andrew Chen served as our Chief Financial Officer from April 15, 2009 to September 30, 2010.
(3) Mr. Xukui Chen’s employment with the Company was terminated as of October 2008. Mr. Lei Du served as the general manager of Shangdong Haize Nano from January 2007 to June 2010. He now serves as the general manager of Anhui Yuanzhang. Mr Yong Zhao served as the general manager of Shaanxi Haize Nano from October 2006 to August 2010. He now serves as the general manager of Shangdong Haize Nano. Mr. Gongbo Wang was named general manager of Zibo Jiaze Nanomaterials Co., Ltd. in August 2009.
(4) The amount of bonuses earned for 2009 was $217,482, and such amount was determined and paid on March 30, 2010.
(5) All other compensation listed are non-performance based cost-of-living subsidies granted to the chief financial officer and the general managers of ShengdaTech, Inc.’s subsidiaries.

The Compensation Committee reviewed and approved the compensation paid, or to be paid, to the NEOs as listed in the Compensation Table above. Recommendations for annual increases in compensation to Named Executives are to be presented to the Compensation Committee and are subject to their approval. Pay increases for non-named employees will be at the discretion of the employee’s supervisor, subject to senior management approval.

The regulations regarding employee pension and retirement plans governed by the Peoples Republic of China is the only program administered by the Company. No other supplemental plan exists.

The Company continues to work with the Compensation Committee in the development of an Employee Stock Option Plan (ESOP).

Grants of Plan-Based Awards

The Company currently does not have any award plans. No options were granted to any named executive officer in 2009.

Outstanding Equity Awards at Fiscal Year End

The Company currently does not have an equity compensation plan. No options or other stock-based awards were granted to any named executive officer in 2009.

Option Exercises and Stock Vested

No options were exercised by and no shares of stock were vested in any named executive officer in 2009.

Pension Benefits

The Company does not have any pension plans for its officers.

Nonqualified Deferred Compensation

There was no nonqualified deferred compensation for the named executive officers in 2009.

Potential Payment Upon Termination or Change in Control

The Company currently does not have payment arrangements for its officers upon termination or change in control.

Directors Compensation

The following table sets forth information concerning all compensation paid to our independent directors for services rendered in all capacities for the year ended December 31, 2009.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)		Total ($)
A. Carl Mudd	126,772	20,173	**	146,945

Sheldon B. Saidman	61,418	-		61,418

Dongquan Zhang	10,000	-		10,000	*

* Mr. Zhang’s compensation was reported in error and was overstated in 2007 and 2008.

** The value of option awards equals the fair value at the date of grant. The value is calculated in accordance with FASB ASC 718. The assumption used in determining the grant date fair value of these awards are set forth in Note 13 to our consolidated financial statements included in this prospectus.

Independent directors receive compensation for their service on the board and board committees consisting of (i) an annual retainer of $35,000 for Messrs. Saidman and Mudd, and $10,000 for Mr. Zhang (ii) $1,000 for each telephone conference call meeting for Messrs. Saidman and Mudd and (iii) $5,000 for each in-person meeting for Messrs. Saidman and Mudd. We will also reimburse directors for travel and other out-of-pocket expenses incurred in connection with their board service. In addition, Mr. Mudd received $10,000 as compensation for the position of Chairman of the Audit Committee.  Mr. Mudd also received compensation and reimbursement of expenses for additional time incurred attending investor conferences to assist management with presentations prior to the arrival of Mr. Andrew Chen, our former CFO, and to review our financial reporting process and the adequacy of our internal control over financial reporting on behalf of the Board of Directors during 2009.  Effective April 1, 2008, Mr.  Mudd was selected by the board to serve as Lead Director and received quarterly $10,000 and 5,000 stock options for this service. Effective the fourth fiscal quarter of 2009, six quarters after Mr. Mudd was appointed as Lead Director, the board determined that the Lead Director position was no longer necessary as the requisite support was provided by the Company’s bilingual former CFO.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee are Messrs. Dongquan Zhang, A. Carl Mudd, and Sheldon B. Saidman. No member of our Compensation Committee was, or has been, an officer or employee of the Company. No member of our Compensation Committee has a relationship that would constitute an interlocking relationship with executive officers or directors of the Company or another entity.

Certain Relationships and Related Transactions

As of December 31, 2009, the Company owed Shandong Shengda Technology Co., Ltd. $849,138 comprising primarily of facilities rent due from Shandong Haize Nano, the Company’s subsidiary and related party loans between Faith Bloom and Shandong Shengda Technology Co. Ltd..  Mr. Xiangzhi Chen, Chairman and CEO of the Company, is the controlling shareholder and chairman of Shandong Shengda Technology Co., Ltd.  The largest aggregate amount of principal due to the related party outstanding during the fiscal year ended December 31, 2009 was $849,138.  The amount outstanding as of September 30, 2010, the amount of principal paid during the year ended December 31, 2009, and the amount of interest paid during the year ended December 31, 2009 were $809,427, $603,101 and $0, respectively.

All related party transactions require the prior approval of the Audit Committee.  Recurring transactions are approved during our budget approval process and non-recurring transactions require specific prior approval of the Audit Committee. In addition, in approving our quarterly financial statements the Audit Committee reviews all related party transactions and end balances of such transactions.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of November 17, 2010, regarding the beneficial ownership of our common stock by each person known by us to own 5% or more of the outstanding shares of common stock, each of our directors, each of our named executive officers, and our directors and executive officers as a group. The percentage of beneficial ownership is calculated based on 54,202,036 shares of common stock outstanding as of November 17, 2010.

	Beneficial Ownership Before the Offering			Beneficial Ownership After the Offering
Name and Address	Number of Shares		Percentage Owned	Number of Shares		Percentage Owned
Xiangzhi Chen	22,902,912		42.3%	22,902,912		35.7%
Goldman Sachs Asset Management +	3,160,867		5.8%	3,160,867		4.9%
Fanying Kong*	1,998,816		3.7%	1,998,816		3.1%
Anhui Guo	—		—	—		—
Dongquan Zhang	—		—	—		—
A. Carl Mudd	35,000	**	—	35,000	**	—
Sheldon B. Saidman	6,400		—	6,400		—
Lei Du	—		—	—		—
Gongbo Wang	—		—	—		—
Yong Zhao	—		—			—
Zhen Chen	896,055		1.7%	896,055		1.4%
Directors and executive officers as a group (9 persons)	25,839,183		47.7%	25,839,183		40.2%

The address for all officers and directors is Unit 2003, East Tower, Zhong Rong Heng Rui International Plaza, 620 Zhang Yang Road, Pudong District, Shanghai 200122, People's Republic of China.

* Ms. Fanying Kong is the wife of Mr. Xiangzhi Chen.
**Represents the number of shares of common stock plus options to purchase 30,000 shares of common stock that is exercisable within 60 days from November 17, 2010.
+ Based on a Schedule 13G filed with the Securities and Exchange Commission on February 12, 2010. Consists of 3,160,867 shares held by Goldman Sachs Asset Management (which consists of Goldman Sachs Asset Management, L.P. and GS Investment Strategies, LLC).  Goldman Sachs Asset Management has voting power over 3,154,427 shares of our common stock and dispositive power over 3,160,867 shares of our common stock shared by Goldman Sachs Asset Management, L.P. and GS Investment Strategies, LLC.  The address of Goldman Sachs Asset Management is 32 Old Slip, New York, NY 10005.

DESCRIPTION OF SECURITIES

We are a Nevada corporation and our affairs are governed by the Nevada Revised Statutes, as amended, (“NRS”), our articles of incorporation, as amended, (“Articles”), and our bylaws (“Bylaws”).  The following information describes our common stock, as well as options to purchase our common stock, and provisions of our amended and restated articles of incorporation and our bylaws. This description is only a summary and is qualified by reference to our articles of incorporation and bylaws. Our articles of incorporation and bylaws have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

Our authorized capital stock consists of 100,000,000 shares of common stock at a par value of $0.00001 per share. As of November 17, 2010, there were 54,202,036 shares of our common stock issued and outstanding.

Common Stock

Holders of our common stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. Holders of our common stock representing a majority of the voting power of our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of stockholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to the Company’s articles of incorporation.

Holders of our common stock are entitled to share, prorate on the basis of shares held, in all dividends that the board of directors, in its discretion, declares from legally available funds. In the event of liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. Our common stock has no pre-emptive rights, no conversion rights and there are no redemption or sinking funds provisions applicable to our common stock.

Indemnification of Directors and Officers

Our Articles of Incorporation provides that we may indemnify our directors and officers to the full extent permitted by Nevada law.  We have the power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director, officer, employee, or agent of the Company or is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.  In addition, we have power to indemnify any person, who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal.

Preferred Stock

Ten million (10,000,000) shares of preferred stock, $0.00001 par value are authorized but none are issued. Shares of our preferred stock may be issued from time to time in one or more series, each of which series shall have such distinctive designation or title and such number of shares as shall be fixed by the board of directors prior to the issuance of any shares thereof. Each such series of preferred stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issue of such series of preferred stock as may be adopted from time to time by the board of directors prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it. The board of directors is further authorized to increase or decrease (but not below the number of shares then outstanding) the number of shares of any series of preferred stock subsequent to the issuance of shares of that series. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status of which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

Dividends

We do not anticipate the payment of cash dividends on our common stock in the foreseeable future.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Corporate Stock Transfer, located at Securities Transfer Corporation, 2591 Dallas Parkway, Suite 102, Fresco, Texas 75034. Their telephone number is 469-633-0101.

SHARES ELIGIBLE FOR FUTURE SALE

Our common stock is currently quoted on The NASDAQ Global Select Market under the symbol “SDTH.” Future sales of substantial amounts of our common stock in the public market could adversely affect market prices. Upon completion of this offering, we will have an aggregate of  64,202,036 shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option.  The 10,000,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our “affiliates,” as that term is defined in Rule 144 of the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below.

All other outstanding shares not sold in this offering will be deemed “restricted securities” as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act, which rules are summarized below.  Subject to the lock-up agreements described below and the provisions of Rules 144, additional shares will be available for sale in the public market as follows.

Approximate Number of Shares Eligible for Future Sale	Date
10,000,000	After the date of this prospectus, freely tradable shares sold in this offering, assuming no exercise of the underwriters’ option to purchase additional 1,500,000 shares from us.

45,889,433
These shares may be sold under and subject to Rule 144. However, holders of 25,809,183 of these shares have agreed with the underwriters not to directly or indirectly sell, offer, contract or grant any option to sell, pledge, transfer (excluding intra-family transfers, transfers to a trust for estate planning purposes or to beneficiaries of officers, directors and shareholders upon their death), or otherwise dispose of or enter into any transaction which may result in the disposition of any shares of our common stock or securities convertible into, exchangeable or exercisable for any shares of our common stock, without the prior written consent of the underwriters, for a period of 90 days after the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours at the time of sale, or at any time during the preceding three months, and who has beneficially owned restricted shares for at least six months, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares or the average weekly trading volume of shares during the four calendar weeks preceding such sale.

Sales under Rule 144 are subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. A person who has not been our affiliate at any time during the three months preceding a sale, and who has beneficially owned his shares for at least six months, would be entitled under Rule 144 to sell such shares without regard to any manner of sale, notice provisions or volume limitations described above. Any such sales must comply with the public information provision of Rule 144 until our shares have been held for one year.

Lock-Up Agreements and Registration

Each of our executive officers and directors and certain of our existing shareholders have agreed with the Underwriters not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any securities of the Company, including the issuance of shares of our common stock upon the exercise of currently outstanding options approved by the Underwriters, if any, without the prior written consent of the Underwriters, for a period of 90 days after the date of this prospectus.

We have been advised by the Underwriters that they have no present intention and there are no agreements or understandings, explicit or tacit, relating to the early release of any locked-up shares. The Underwriters may, however, consent to an early release from the lock-up period if, in its opinion, the market for the common stock would not be adversely impacted by sales. The release of any lock-up would be considered on a case-by-case basis. Factors that the Underwriters may consider in deciding whether to release shares from the lock-up restriction include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of our securities, historical trading volumes of our securities and whether the person seeking the release is an officer, director or affiliate of us.

TAXATION

People’s Republic of China Taxation

Under the former Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, any dividends payable by foreign-invested enterprises to non-PRC investors were exempt from PRC withholding tax.  In addition, any dividends payable, or distributions made, by us to holders or beneficial owners of our shares would not have been subject to any PRC tax, provided that such holders or beneficial owners, including individuals and enterprises, were not deemed to be PRC residents under the PRC tax law and had not become subject to PRC tax.

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law named the EIT Law, which took effect as of January 1, 2008.  Under the EIT Law, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC are considered “resident enterprises” for PRC tax purposes.  Under the implementing rules of the EIT Law, “de facto management body” is defined as a body that has material and overall management and control over the business, personnel, accounts and properties of an enterprise.  Substantially all of our management is currently based in the PRC and may remain in the PRC in the future.  If we are treated as a “resident enterprise” for PRC tax purposes, we will be subject to PRC income tax on our worldwide income at a uniform tax rate of 25%, which will include the dividend income we receive from our subsidiaries.  In this case, the dividends distributed from PRC subsidiaries to us may be exempt income if we are treated as a qualified resident enterprise under the EIT Law and the implementing regulations.

Moreover, the EIT Law provides that an income tax rate of 10% is normally applicable to dividends payable to non-PRC investors who are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC.  We are a Nevada corporation and substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC.  Thus, dividends paid by us to our non-PRC investors may be subject to the 10% withholding tax if we are considered as a “resident enterprise” under the EIT Law.

Gains on the dispositions of the common stock should not be subject to PRC withholding tax, provided that they are not deemed to be derived from sources within the PRC under the EIT Law.  However, what will constitute income derived from sources within the PRC is currently unclear.  See “Risk Factors – We may be treated as a resident enterprise for PRC tax purposes, under the Enterprise Income Tax Law and its implementing rules which became effective on January 1, 2008, and may subject to PRC income tax on our worldwide income and we may have to withhold PRC withholding tax for any dividends we pay to our non-PRC corporate stockholders.”

U.S. Federal Income Tax Considerations

The following discussion summarizes the material U.S. federal income tax consequences of the purchase, beneficial ownership and disposition of the common stock.  For purposes of this summary, a “U.S. Holder” is a beneficial owner that is:

•	an individual who is a citizen or a resident of the United States, for U.S. federal income tax purposes;

•
a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any state thereof (including the District of Columbia);

•	an estate whose income is subject to federal income taxation regardless of its source; or

•
a trust if a court within the United States is able to exercise primary supervision over its administration, and one or more “United States persons” (as defined for U.S. federal income tax purposes) have the authority to control all of its substantial decisions or, to the extent provided in applicable Treasury regulations, a trust in existence on August 20, 1996 which is eligible to elect to be treated as a United States person.

For purposes of this summary, a “Non-U.S. Holder” is a beneficial owner that is:

•	a nonresident alien individual for U.S. federal income tax purposes

•	a foreign corporation for U.S. federal income tax purposes;

•	an estate whose income is not subject to U.S. federal income tax on a net income basis; or

•
a trust if no court within the United States is able to exercise primary jurisdiction over its administration or if United States persons (as defined for U.S. federal income tax purposes) do not have the authority to control all of its substantial decisions.

An individual may, subject to certain exceptions, be deemed to be a resident of the United States for U.S. federal income tax purposes by reason of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three year period ending in the current calendar year (counting for those purposes all of the days present in the current year, one third of the days present in the immediately preceding year, and one sixth of the days present in the second preceding year).

This summary is based on interpretations of the Internal Revenue Code of 1986, as amended (the “Code”) and applicable Treasury regulations issued thereunder, and rulings and decisions currently in effect (or in some cases proposed), all of which are subject to change.  Any of those changes may be applied retroactively and may adversely affect the U.S. federal income tax consequences described herein.  This summary addresses only common stock that are held as capital assets and not as part of a “straddle,” “hedge,” “synthetic security,” or “conversion transaction” for U.S. federal income tax purposes or as part of some other integrated investment.  This summary does not discuss all of the tax consequences that may be relevant to particular investors or to investors subject to special treatment under the U.S. federal income tax laws (such as banks, thrifts or other financial institutions; insurance companies; securities dealers or brokers, or traders in securities electing mark-to-market treatment; regulated investment companies or real estate investment trusts; small business investment companies; S corporations; investors that hold their common stock through a partnership or other entity treated as a partnership for U.S. federal income tax purposes; investors whose functional currency is not the U.S. dollar; certain former citizens or residents of the United States; persons subject to the alternative minimum tax; retirement plans or other tax-exempt entities, or persons holding the common stock in tax-deferred or tax-advantaged accounts; or “controlled foreign corporations” or “passive foreign investment companies” for U.S. federal income tax purposes).  This summary also does not address the tax consequences to stockholders, or other equity holders in, or beneficiaries of, a holder, or any state, local or foreign tax consequences of the purchase, ownership, or disposition of the common stock.

THE FOLLOWING SUMMARY WAS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL, STATE, OR LOCAL TAX PENALTIES.  THE FOLLOWING SUMMARY WAS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING BY US OF THE COMMON STOCK.  EACH HOLDER OF COMMON STOCK SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

PROSPECTIVE PURCHASERS OF COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF THE COMMON STOCK.

U.S. Federal Income Tax Consequences to U.S. Holders

Taxation of Distributions

A cash distribution paid on our common stock will be treated as a dividend to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in income by the U.S. Holder and taxable as ordinary income when received.  If a distribution exceeds our current and accumulated earnings and profits, the excess will be first treated as a tax-free return of the U.S. Holder’s investment, up to (and will reduce) the U.S. Holder’s tax basis in the common stock.  Any remaining excess will be treated as capital gain.  Dividends received by non-corporate U.S. Holders in taxable years beginning prior to 2011 will be eligible to be taxed at reduced rates if the U.S. Holders meet certain holding period and other applicable requirements.  Dividends received by corporate U.S. Holders will be eligible for the dividends-received deduction if the U.S. Holders meet certain holding period and other applicable requirements.

Sale, Exchange or Other Disposition of Common Stock

Upon the sale, exchange or other disposition of a share of common stock in a taxable transaction, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in the share of common stock.  Any such gain or loss generally will constitute capital gain or loss, and if held for more than a year at the time of sale, exchange or other disposition, generally should be long-term capital gain or loss.  Non-corporate U.S. Holders may be entitled to preferential treatment for net long-term capital gains; however, the ability of U.S. Holders to use capital losses to offset ordinary income is limited.

U.S. Federal Income Tax Consequences to Non-U.S. Holders

Sale, Exchange or Other Dispostion of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on gain recognized on a sale, exchange or other disposition of common stock unless:

•	the gain is effectively connected with the conduct of a trade or business of the Non-U.S. Holder in the United States, subject to an applicable income tax treaty providing otherwise; or

•
in the case of an individual Non-U.S. Holder, such Non-U.S. Holder is present in the United States for 183 days or more in the taxable year and certain other conditions are met, in which case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by U.S. source capital losses, would be subject to a flat 30% tax.

If a Non-U.S. Holder is engaged in a trade of business in the United States and gain recognized by the Non-U.S. Holder with respect to a sale, exchange or other disposition of common stock is effectively connected with the conduct of that trade or business, the Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder (see “—U.S. Federal Income Tax Consequences to U.S. Holders” above), subject to an applicable income tax treaty providing otherwise.  Non-U.S. Holders whose gain from dispositions of common stock may be effectively connected with the conduct of a trade of business in the United States are urged to consult their own tax advisors with respect to the U.S. federal income tax consequences of the ownership and disposition of common stock, including the possible imposition of a branch profits tax if they are corporations.

Payments on the Common Stock

Unless we qualify as an “80/20 company” (as described below), dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty.  In order to obtain a reduced rate of withholding, a Non-U.S. Holder will be required to provide a properly executed IRS Form W-8BEN certifying its entitlement to benefits under an income tax treaty.

A U.S. corporation generally is an 80/20 company if at least 80% of its gross income during an applicable testing period is, directly or through subsidiaries, “active foreign business income” and certain other requirements are satisfied.  However, the 80% test for active foreign business income is applied on a periodic basis, and our operations and business plans may change in subsequent taxable years.  Therefore, if we are an 80/20 company for U.S. federal income tax purposes, a Non-U.S. Holder generally will not be subject to U.S. withholding tax on the percentage of any dividend paid by us which is properly attributable to our group’s active foreign business.  However, no assurance can be given that we currently are, or that we will be in the future, an 80/20 company.

The withholding tax does not apply to dividends paid to a Non-U.S. Holder who provides a properly executed IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.  Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. Holder were a U.S. resident.  A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower income tax treaty rate).

Information Reporting and Backup Withholding

The Code requires “information reporting” annually to the IRS and each holder, and “backup withholding” with respect to certain payments made on or with respect to the common stock.  Dividends paid on our common stock to U.S. Holders and proceeds from the sale, exchange or disposition of our common stock by a U.S. Holder may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder establishes that it is a corporation or other exempt holder, or provides an accurate taxpayer identification number on a properly completed IRS Form W-9 and certifies that no loss of exemption from backup withholding has occurred.  The amount of any backup withholding from a payment to a holder does not constitute a tax separate from the U.S. federal income tax and will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that certain required information is furnished to the IRS in a timely manner.

Unless a Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person, information returns may be filed with the IRS in connection with the proceeds from a sale, exchange or other disposition of the common stock and the Non-U.S. Holder may be subject to U.S. backup withholding on payments on the common stock or on the proceeds from a sale, exchange or other disposition of the common stock.  Compliance with the certification procedures required to claim the reduced rate of withholding tax on dividends described above will satisfy the certification requirements necessary to avoid the backup withholding tax as well.  The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated is acting as the representative, have severally agreed to purchase, and we have agreed to sell to them the number of shares of common stock indicated below:

Number of Shares
Name	of Common Stock
Morgan Stanley & Co. Incorporated
William Blair & Company, L.L.C.
Oppenheimer & Co. Inc.

Total

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus is subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all the shares of common stock offered by this prospectus if any are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price set forth on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $      per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $      per share. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional      shares of common stock from us at the offering price set forth on the cover page of this prospectus, less the underwriting discounts and commissions set forth on the same. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table sets forth the underwriting discounts and commissions:

	Per Share		Total
	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions	$	$	$	$

The maximum compensation to be received by any participating FINRA members will not be greater than 8% for the sale of any securities being registered pursuant to Rule 415 under the Securities Act.

Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC.

We, our directors and executive officers and certain of our existing shareholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 90 days after the date of this prospectus:

•
offer, pledge, announce the intention to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant or exercise any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of common stock,

whether any such transaction described above is to be settled by delivery of shares or such other securities, in cash or otherwise, or file or cause to be filed any registration statement relating to the offering of, or, in the case of each shareholder, make any demand for or exercise any registration right in respect of, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock.

The restrictions described in the preceding paragraph do not apply to:

•	the sale of shares of common stock to the underwriters; or

•	the issuance by us of shares of common stock upon the exercise of options or warrants or the conversion of securities outstanding on the date of this prospectus.

In addition, in the case of each provider of a lock-up agreement other than our company, the restrictions described above do not apply to:

•	transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering; or

•
transfers of shares of common stock as a bona fide gift or distributions by such person of shares of common stock to limited partners or shareholders of such person, provided that such donee or distributee agrees to be bound by the restrictions described above.

The 90-day lock-up period is subject to adjustment under certain circumstances. If (1) during the last 17 days of the 90-day lock-up period, we issue an earnings release or announce material news or a material event occurs; or (2) prior to the expiration of the 90-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day lock-up, the lock-up will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurance of the material news or material event, as applicable; provided that in the case of clause (2) above, if no earnings results are released during the 16-day period, the lock-up will terminate on the last day of the 16-day period.

A prospectus in electronic format may be made available on the websites maintained by the underwriters or securities dealers. The underwriters may allocate a number of shares of common stock for sale to their online brokerage account holders. Shares to be sold pursuant to an Internet distribution will be allocated by the underwriters on the same basis as other allocations. In addition, the shares of common stock may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

The underwriters reserve the right to withdraw, cancel or modify the offering and to completely or partially reject any orders.

In order to facilitate the offering of shares of common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares in the open market to stabilize the price of the shares. These activities may raise or maintain the market price of the shares above independent market levels or prevent or retard a decline in the market price of the shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

From time to time, the underwriters and certain of their affiliates have provided, and continue to provide, commercial and investment banking services to us for which they have received, and may in the future receive, customary compensation.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make in respect thereof.

Morgan Stanley & Co. Incorporated’s address is 1585 Broadway, New York, New York 10036.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the shares of common stock or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the shares of common stock may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the shares of common stock may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

Australia

This prospectus:

•	does not constitute a prospectus or a product disclosure statement under the Corporations Act 2001 of the Commonwealth of Australia (“Corporations Act”);

•	does not purport to include the information required of a prospectus under Part 6D.2 of the Corporations Act or a product disclosure statement under Part 7.9 of the Corporations Act;

•
has not been, nor will it be, lodged as disclosure documents with the Australian Securities and Investments Commission (“ASIC”), the Australian Securities Exchange operated by ASX Limited or any other regulatory body or agency in Australia; and

•
may not be provided in Australia other than to select investors (“Exempt Investors”) who are able to demonstrate that they (i) fall within one or more of the categories of investors under section 708 of the Corporations Act to whom an offer may be made without disclosure under Part 6D.2 of the Corporations Act and (ii) are “wholesale clients” for the purpose of section 761G of the Corporations Act.

The shares of common stock may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for, or buy, the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed, received or published in Australia, except where disclosure to investors is not required under Chapters 6D and 7 of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares of common stock, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares of common stock under this prospectus will be made without disclosure in Australia under Parts 6D.2 and 7.9 of the Corporations Act, the offer of those shares for resale in Australia within 12 months may, under the Corporations Act, require disclosure to investors if none of the exemptions in the Corporations Act applies to that resale. By applying for the shares of common stock you undertake to us that you will not, for a period of 12 months from the date of issue of the shares of common stock, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

The Cayman Islands

This prospectus does not constitute a public offer of shares of common stock, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of common stock to any member of the public in the Cayman Islands.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) the shares of common stock may not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of shares of common stock to the public may be made in that Relevant Member State at any time: (a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; (c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of representatives of the underwriters; or (d) in any other circumstances falling within Article 3(2) of the Prospectus Directive. For the purposes of this provision, the expression “an offer of shares of common stock to the public” in relation to any shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong

The shares of common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares of common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Kingdom of Saudi Arabia

No action has been or will be taken in the Kingdom of Saudi Arabia that would permit a public offering or private placement of the shares of common stock in the Kingdom of Saudi Arabia, or possession or distribution of any offering materials in relation thereto. The shares of common stock may only be offered and sold in the Kingdom of Saudi Arabia in accordance with Part 5 (Exempt Offers) of the Offers of Securities Regulations dated 20/8/1425 AH corresponding to 4/10/2004) (the “Regulations”) and, in accordance with Part 5 (Exempt Offers) Article 17(a)(3) of the Regulations, the shares of common stock will be offered to no more than 60 offerees in the Kingdom of Saudi Arabia with each such offeree paying an amount not less than Saudi Riyals one million or its equivalent. Investors are informed that Article 20 of the Regulations places restrictions on secondary market activity with respect to the shares of common stock. Any resale or other transfer, or attempted resale or other transfer, made other than in compliance with the above-stated restrictions shall not be recognized by us.

People’s Republic of China

This prospectus has not been and will not be circulated or distributed in the PRC, and shares of common stock may not be offered or sold, and will not be offered or sold, to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Singapore

Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any shares of common stock or caused the shares of common stock to be made the subject of an invitation for subscription or purchase and will not offer or sell the shares of common stock or cause the shares of common stock to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus, or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Note: Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of common stock pursuant to an offer made under Section 275 except:

(1)
to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(2)	where no consideration is or will be given for the transfer; or

(3)	where the transfer is by operation of law.

Taiwan

The shares of common stock have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the shares of common stock in Taiwan.

Japan

The underwriters will not offer or sell any of our shares of common stock directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except, in each case, pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

State of Kuwait

The shares of common stock have not been authorized or licensed for offering, marketing or sale in the State of Kuwait. The distribution of this prospectus and the offering and sale of the shares of common stock in the State of Kuwait is restricted by law unless a license is obtained from the Kuwaiti Ministry of Commerce and Industry in accordance with Law 31 of 1990. Persons into whose possession this prospectus comes are required by us and the underwriters to inform themselves about and to observe such restrictions. Investors in Kuwait who approach us or any of the underwriters to obtain copies of this prospectus are required by us and the underwriters to keep such prospectus confidential and not to make copies thereof or distribute the same to any other person and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the shares of common stock.

Switzerland

This prospectus does not constitute a prospectus within the meaning of Art. 625a of the Swiss Code of Obligations. The shares of common stock may not be sold directly or indirectly in or into Switzerland except in a manner which will not result in a public offering within the meaning of the Swiss Code of Obligations. Neither this prospectus nor any other offering materials relating to the shares of common stock may be distributed, published or otherwise made available in Switzerland except in a manner which will not constitute a public offer of the shares of common stock in Switzerland.

United Arab Emirates

This prospectus is not intended to constitute an offer, sale or delivery of shares of common stock or other securities under the laws of the United Arab Emirates (UAE). The shares of common stock have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange. This Offering, the shares of common stock and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise. In relation to its use in the UAE, this prospectus is strictly private and confidential and are being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The shares of common stock may not be offered or sold directly or indirectly to the public in the UAE.

United Kingdom

Each underwriter has represented, warranted and agreed that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of any shares of common stock in circumstances in which section 21(1) of the FSMA does not apply to us and (ii) it has complied, and will comply with, all applicable provisions of the FSMA and Markets Act 2000 with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom. The foregoing shall apply in addition to the restrictions set out under the heading “European Economic Area” above.

Canada

The shares of common stock may not be offered or sold, directly or indirectly, in any province or territory of Canada or to or for the benefit of any resident of any province or territory of Canada except pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which the offer or sale is made and only by a dealer duly registered under applicable laws in circumstances where an exemption from applicable registered dealer registration requirements is not available.

LEGAL MATTERS

Cadwalader, Wickersham & Taft, LLP has advised us with respect to legal matters related to the registration of the securities offered in this prospectus and certain other matters. Certain legal matters governed by the laws of the State of Nevada with respect to the validity of certain offered securities will be passed upon for us by Lionel Sawyer & Collins, Las Vegas, Nevada. Shearman & Sterling LLP is acting as counsel for the underwriters in this offering. In addition, certain legal matters relating to the PRC in connection with this offering will be passed upon for us by C&I Partners, Beijing, PRC.  Certain legal matters relating to the PRC in connection with this offering will be passed upon for the underwriters by King & Wood, Beijing, PRC.

EXPERTS

The consolidated financial statements of ShengdaTech, Inc. as of December 31, 2009 and 2008, and for the years then ended, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2009 have been included herein and in the registration statement in reliance upon the reports of KPMG, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. KPMG's audit report dated March 15, 2010 covering the December 31, 2009 consolidated financial statements refers to a retrospective change in the method of accounting for convertible notes. KPMG’s report dated March 15, 2010 on the effectiveness of internal control over financial reporting as of December 31, 2009 contains an explanatory paragraph that states management and KPMG has not evaluated the effectiveness of internal control over financial reporting at Chaodong, which was acquired in 2009, and KPMG’s audit of internal control over financial reporting of ShengdaTech, Inc. as of December 31, 2009 also excluded an evaluation of the internal control over financial reporting of Chaodong.

The consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows of ShengdaTech, Inc. and subsidiaries for the year ended December 31, 2007 have been included herein and in the registration statement in reliance upon the report of Hansen, Barnett & Maxwell, P.C., an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including exhibits, schedules and amendments) under the Securities Act of 1933 with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to us and the shares of common stock to be sold in this offering, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. Whenever a reference is made in this prospectus to any contract or other document of ours, the reference may not be complete, and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document. We are also required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You may read and copy our SEC filings, including the registration statement at the SEC's public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement, are also available to you on the SEC's web site (http://www.sec.gov).

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all of the reports or documents referred to above that have been incorporated by reference into this prospectus excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You can request those documents by contacting us at Unit 2003, East Tower, Zhong Rong Heng Rui International Plaza, 620 Zhang Yang Road, Pudong District, Shanghai 200122, People's Republic of China or at 86-21-58359979.  Except for the documents specifically incorporated by reference into this prospectus, information contained on our website or that can be accessed through our website does not constitute a part of this prospectus.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Consolidated Financial Statements of ShengdaTech, Inc. for the Fiscal Years Ended December 31, 2009, 2008 and 2007	F-1

Unaudited Condensed Consolidated Financial Statements of ShengdaTech, Inc. for the Three and Nine Months Ended September 30, 2010 and 2009	F-31

SHENGDATECH, INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009, 2008 AND 2007

CONTENTS

Reports of Independent Registered Public Accounting Firms	F-2 - F-4

Consolidated Balance Sheets as of December 31, 2009 and 2008	F-5

Consolidated Statements of Income for the Years Ended December 31, 2009, 2008 and 2007	F-6

Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the Years Ended December 31, 2009, 2008, and 2007	F-7

Consolidated Statements of Cash Flows for the Years Ended December 31, 2009, 2008, and 2007	F-8

Notes to Consolidated Financial Statements	F-9 - F-30

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
ShengdaTech, Inc.:

We have audited the accompanying consolidated balance sheets of ShengdaTech, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ShengdaTech, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 3 and 11 to the consolidated financial statements, the Company retrospectively changed its method of accounting for convertible notes due to the adoption of a new accounting standard issued by the Financial Accounting Standards Board Accounting Standards Codification Subtopic 470-20, Debt with Conversion and Other Options, as of January 1, 2009.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ShengdaTech Inc.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2010 expressed an unqualified opinion on the effectiveness of the Company's  internal control over financial reporting.

KPMG
Hong Kong, China
March 15, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
ShengdaTech, Inc.:

We have audited ShengdaTech, Inc.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). ShengdaTech, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, ShengdaTech, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by COSO.

The Company acquired Anhui Chaodong Nanomaterials Science and Technology Co., Ltd. (Chaodong) during 2009, and management excluded from its assessment of the effectiveness of ShengdaTech, Inc.’s internal control over financial reporting as of December 31, 2009, Chaodong’s internal control over financial reporting associated with total assets of $4,593,970 and nil revenue, included in the consolidated financial statements of the ShengdaTech, Inc. and subsidiaries  as of and for the year ended December 31, 2009. Our audit of internal control over financial reporting of ShengdaTech, Inc. also excluded an evaluation of the internal control over financial reporting of Chaodong.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ShengdaTech, Inc. and subsidiaries of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for the years then ended, and our report dated March 15, 2010 expressed an unqualified opinion on those consolidated financial statements.

KPMG
Hong Kong, China
March 15, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders
ShengdaTech, Inc.

We have audited the accompanying consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows of ShengdaTech, Inc. and subsidiaries (the Company) for the year ended December 31, 2007. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations of ShengdaTech, Inc. and subsidiaries and their cash flows for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

HANSEN, BARNETT & MAXWELL, P.C.

Salt Lake City, Utah
March 14, 2008, except for Note 17, Discontinued Operations for the year ended December 31, 2007,  as to which the date is March 13, 2010

SHENGDATECH, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

		December 31,
	Note	2009	2008
			As adjusted
			(Note 3)
ASSETS
Current assets:
Cash		$115,978,763	$114,287,073
Accounts receivable		4,600,722	6,806,066
Inventories	(5)	2,018,283	2,310,995
Prepaid expenses and other receivables		3,947,086	510,825
Income tax refund receivable	(8)	1,455,906	-
Current assets of discontinued operations	(17)	801,983	962,942
Assets held for sale	(17)	1,718,475	-
Total current assets		130,521,218	124,877,901

Property, plant and equipment, net	(6)	123,099,860	98,344,722
Land use rights		15,432,743	15,710,333
Intangible assets		280,329	-
Debt issuance costs	(11)	1,720,209	3,096,073
Non-current assets of discontinued operations	(17)	-	1,777,800
Total assets		$271,054,359	$243,806,829

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable		$3,998,532	$4,493,551
Accrued expenses and other payables	(7)	4,737,356	4,342,006
Payable for acquisition	(4)	3,803,060	-
Income taxes payable	(8)	60,573	1,588,895
Due to related parties	(10)	1,572,427	1,737,404
Current liabilities of discontinued operations	(17)	42,068	14,912
Total current liabilities		14,214,016	12,176,768

Long-term convertible notes	(11)	79,298,539	77,926,310
Non-current income taxes payable	(8)	1,598,237	974,131
Note payable to related party	(10)	601,631	-
Deferred income tax liabilities	(8)	4,443,810	5,387,262
Non-current liabilities of discontinued operations	(17)	294,708	293,977
Total liabilities		100,450,941	96,758,448

Shareholders' equity:	(12)
Preferred Stock, par value $0.00001 per share authorized:10,000,000 shares outstanding: Nil		-	-
Common Stock, par value $0.00001 per share authorized:100,000,000 shares issued and outstanding: 54,202,036 shares		542	542
Additional paid-in capital		37,132,442	37,112,269
Statutory reserves		8,455,328	8,130,601
Retained earnings		111,197,045	88,417,165
Accumulated other comprehensive income		13,818,061	13,387,804
Total shareholders' equity		170,603,418	147,048,381

Commitments and contingencies	(9)

Total liabilities and shareholders' equity		$271,054,359	$243,806,829

See accompanying notes to the consolidated financial statements

SHENGDATECH, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

		For the Years Ended December 31,
	Note	2009	2008	2007
			As adjusted
			(Note 3)
Net sales		$102,121,804	$82,419,689	$46,721,673
Cost of goods sold		60,218,310	48,316,242	26,812,587
Gross profit		41,903,494	34,103,447	19,909,086

Operating expenses:
Selling		2,103,822	2,438,908	1,680,259
General and administrative		5,669,923	3,074,051	2,658,806
Total operating expenses		7,773,745	5,512,959	4,339,065
Operating income		34,129,749	28,590,488	15,570,021

Other income (expense):
Interest income		685,858	132,423	94,643
Interest expense		(10,662,252)	(7,456,418)	-
Gain on extinguishment of long-term convertible notes	(11)	1,624,844	5,511,487	-
Gain on bargain purchase	(4)	619,466	-	-
Other expense, net		(121,976)	(51,604)	(12,094)
Other (expense) income , net		(7,854,060)	(1,864,112)	82,549

Income from continuing operations before income taxes		26,275,689	26,726,376	15,652,570

Income tax expense	(8)	2,721,532	3,705,669	450,347
Income from continuing operations		23,554,157	23,020,707	15,202,223

Discontinued operations	(17)
(Loss) income from discontinued operations before income taxes		(449,550)	15,758,189	14,165,415
Income tax expense		-	2,750,594	2,337,293
(Loss) income from discontinued operations		(449,550)	13,007,595	11,828,122

Net income		$23,104,607	$36,028,302	$27,030,345

Basic earnings per share:	(14)
Income from continuing operations		$0.43	$0.42	$0.28
(Loss) income from discontinued operations		$(0.00)	$0.24	$0.22
Net income per share		$0.43	$0.66	$0.50
Diluted earnings per share:	(14)
Income from continuing operations		$0.43	$0.39	$0.28
(Loss) income from discontinued operations		$(0.00)	$0.21	$0.22
Net income per share		$0.43	$0.60	$0.50
Weighted-average shares outstanding:
Basic		54,202,036	54,202,036	54,107,408
Diluted		54,204,923	62,205,660	54,188,410

See accompanying notes to the consolidated financial statements

SHENGDATECH, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

						Accumulated
			Additional			Other	Total
	Common Stock		Paid-in	Statutory	Retained	Comprehensive	Shareholders'	Comprehensive
	Shares	Amount	Capital	Reserves	Earnings	Income	Equity	Income
Balance as of December 31, 2006	54,095,103	$541	$21,824,120	$3,301,379	$30,187,740	$1,815,484	$57,129,264
Net income	-	-	-	-	27,030,345	-	27,030,345	$27,030,345
Foreign currency translation adjustment, net of nil tax	-	-	-	-	-	5,051,227	5,051,227	5,051,227
								$32,081,572
Appropriation to statutory reserves	-	-	-	2,341,040	(2,341,040)	-	-
Exercise of warrants	106,933	1	(1)	-	-	-	-
Distribution to shareholders	-	-	(207,651)	-	-	-	(207,651)
Balance as of December 31, 2007	54,202,036	542	21,616,468	5,642,419	54,877,045	6,866,711	89,003,185
Net income	-	-	-	-	36,028,302	-	36,028,302	$36,028,302
Foreign currency translation adjustment, net of nil tax	-	-	-	-	-	6,521,093	6,521,093	6,521,093
								$42,549,395
Appropriation to statutory reserves	-	-	-	2,488,182	(2,488,182)	-	-
Issuance of convertible notes, as adjusted (See Note 3)	-	-	15,214,953	-	-	-	15,214,953
Share-based compensation	-	-	58,945	-	-	-	58,945
Excess tax benefit from exercise of warrants	-	-	221,903	-	-	-	221,903
Balance as of December 31, 2008	54,202,036	542	37,112,269	8,130,601	88,417,165	13,387,804	147,048,381
Net income	-	-	-	-	23,104,607	-	23,104,607	$23,104,607
Foreign currency translation adjustment, net of nil tax	-	-	-	-	-	430,257	430,257	430,257
								$23,534,864
Appropriation to statutory reserves	-	-	-	324,727	(324,727)	-	-
Share-based compensation	-	-	20,173	-	-	-	20,173
Balance as of December 31, 2009	54,202,036	$542	$37,132,442	$8,455,328	$111,197,045	$13,818,061	$170,603,418

See accompanying notes to the consolidated financial statements

SHENGDATECH, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2009	2008	2007
		As adjusted
		(Note 3)
Cash flows from operating activities:
Net income	$23,104,607	$36,028,302	$27,030,345
(Loss) income from discontinued operations	(449,550)	13,007,595	11,828,122
Income from continuing operations	23,554,157	23,020,707	15,202,223
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4,519,020	3,406,738	1,775,691
Land use rights expense	319,771	108,539	990
Amortization of debt issuance costs	1,217,755	861,877	-
Amortization of debt discount	5,690,927	3,282,469	-
Gain on extinguishment of long-term convertible notes	(1,624,844)	(5,511,487)	-
Gain on bargain purchase	(619,466)	-	-
Loss on disposal of property, plant and equipment	-	-	1,845
Deferred income tax assets	(1,150,052)	(2,450,744)	-
Share-based compensation expense	20,173	58,945	-
Changes in operating assets and liabilities:
Accounts receivable	2,221,071	(318,040)	(1,609,863)
Prepaid expenses and other receivables	(3,605,909)	(497,161)	144,247
Inventories	298,298	(1,145,991)	(98,643)
Income tax refund receivable	(1,455,906)	-	-
Due from related parties	-	1,798	-
Accounts payable	(324,615)	535,432	670,497
Accrued expenses and other payables	385,558	1,302,674	86,202
Income taxes payable	(907,599)	2,537,010	725,340
Due to related parties	(559,905)	312,439	(11,863)
Net cash provided by operating activities	27,978,434	25,505,205	16,886,666
Cash flows from investing activities:
Purchase of property, plant and equipment, including interest capitalized	(24,290,530)	(36,898,310)	(37,737,972)
Purchase of land use rights	-	(15,446,573)	(120,083)
Distribution to shareholders	-	-	(207,651)
Net cash used in investing activities	(24,290,530)	(52,344,883)	(38,065,706)
Cash flows from financing activities:
Proceeds from issuance of long-term convertible notes	-	115,000,000	-
Payment of debt issuance costs	-	(5,859,663)	-
Payment to extinguish long-term convertible notes	(2,535,745)	(9,890,000)	-
Proceeds from (Repayment of) note payable to related party	601,631	-	(1,995,105)
Excess tax benefit from exercise of warrant	-	221,903	-
Net cash (used in) provided by financing activities	(1,934,114)	99,472,240	(1,995,105)
Cash flows from discontinued operations:
Net cash (used in) provided by operating activities	(195,468)	13,721,299	13,356,453
Net cash used in investing activities	-	-	(461,907)
Net cash provided by (used in) financing activities	-	-	-
Effects of exchange rate changes on cash in discontinued operations	54,036	1,037,021	1,190,667
Net cash (used in) provided by discontinued operations	(141,432)	14,758,320	14,085,213
Effect of exchange rate changes on cash	79,332	529,623	771,358
Net increase (decrease) in cash	1,691,690	87,920,505	(8,317,574)
Cash at beginning of year	114,287,073	26,366,568	34,684,142
Cash at end of year	$115,978,763	$114,287,073	$26,366,568

Non-cash investing activities:
Accounts payable for purchase of property, plant and equipment	$(181,621)	$740,951	$1,218,497
Due to related parties for purchase of property, plant and equipment	$391,819	$741,263	$(354,316)
Payable for acquisition	$3,803,060	-	-
Supplemental disclosures of cash flow information:
Cash paid for income taxes	$6,536,138	$7,109,351	$2,088,364
Cash paid for interest, net of capitalized interest	$3,752,933	$2,835,822	-

See accompanying notes to the consolidated financial statements

SHENGDATECH, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – Nature of business

Principal activities

ShengdaTech, Inc. (“ShengdaTech”) and its subsidiaries (collectively, the “Company”) are engaged primarily in developing, manufacturing and marketing nano precipitated calcium carbonate (“NPCC”) products. The Company sells its products mainly through a direct sales force.  The geographic markets cover several provinces, primarily Shandong and Shaanxi of the People’s Republic of China (“PRC”).  The NPCC sold by the Company is ultra fine precipitated calcium carbonate with an average particle diameter of under 100 nano-meters for application as an additive in various products, including paper, paints, rubber and plastic industries. The Company currently supplies NPCC products primarily to the tire and polyvinyl chloride (“PVC”) building materials industries.

Prior to November 1, 2008, the Company’s chemical segment manufactured and sold chemical products used in the chemical, pharmaceutical, lighting and textile industries. On June 20, 2008 the Company received a notice from the Tai'an City Government requiring Shandong Bangsheng Chemical Co., Ltd. (“Bangsheng Chemical”), which represented the Company’s entire operations for its chemical segment, to cease production by October 31, 2008 due to the close proximity of the chemical facility to residential and non-manufacturing business properties. The Company considered alternatives in order to continue the Company’s chemical operations and on August 11, 2008, the Company entered into an agreement with Shandong Shengda Technology Co. Ltd. (“Shandong Shengda”), a related party of which the Chief Executive Officer (“CEO”) Mr. Xiang Zhi Chen (“Mr. Chen”) of the Company is the major shareholder, to acquire a state-owned company, Jinan Fertilizer Co. Ltd. (“Jinan Fertilizer”), located in Jinan, Shandong Province. Jinan Fertilizer manufactures chemical products similar to those produced by Bangsheng Chemical and therefore the Company intended to consolidate the Bangsheng Chemical operations with Jinan Fertilizer. However, in March 2009, the Board of Directors decided that the Company would no longer pursue the acquisition of Jinan Fertilizer. The Company did not incur any liability or costs as a result of not consummating the acquisition of Jinan Fertilizer.

In December 2009, the Company committed to a plan to sell substantially all of the Bangsheng Chemical operating assets, primarily plant equipment, as well as satisfied all of the other criteria in order for a long-lived asset (disposal group) to be classified as held for sale in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Section 360-10-45, Impairment or Disposal of Long-Lived Assets, or ASC 360-10-45, and the criteria for reporting discontinued operations in accordance with FASB ASC Subtopic 205-20,  Discontinued Operations, or ASC 205-20, as of December 31, 2009. As a result, the Company has presented the assets, liabilities, operating results and cash flows of Bangsheng Chemical as discontinued operations for all periods presented in the accompanying consolidated financial statements. In addition, Bangsheng Chemical plant equipment and inventory to be disposed of are classified as assets held for sale. As of December 31, 2009, the Company had ceased all operations at Bangsheng Chemical. Additional information on discontinued operations is disclosed in Note 17.

On December 11, 2009, Faith Bloom, a wholly-owned subsidiary of ShengdaTech, acquired 100% of the equity interest of Anhui Chaodong Nanomaterials Science and Technology, Co., Ltd (“Chaodong”).  Chaodong was an inactive manufacturer of NPCC products.

Organization

ShengdaTech is incorporated in Nevada in the United States of America (“U.S.”).  ShengdaTech’s wholly-owned subsidiaries, Chaodong, Shandong Haize Nano Co., Ltd. (“Shandong Haize Nano”), Bangsheng Chemical, Shaanxi Haize Nano Co., Ltd. (“Shaanxi Haize Nano”), and Zibo Jiaze Nano Material Ltd. (“Zibo Nano”) and collectively the “PRC operating subsidiaries” are established under the laws of the PRC.

Mr. Chen, the Company’s major shareholder and CEO, together with his wife, own 45.94% of the Company.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NOTE 2 – Significant accounting policies

Principles of consolidation – The consolidated financial statements include the financial statements of ShengdaTech and its subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

Use of estimates – The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the allocation of the purchase price in business combinations, valuation of accounts receivable, realizable value of inventories, the useful lives and recoverability of the carrying value of long-lived assets, valuation of convertible notes, income tax uncertainties and other contingencies. These estimates are often based on complex judgments and assumptions that management believes to be reasonable but are inherently uncertain and unpredictable. Actual results could differ from those estimates. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions.

Foreign currency transactions and translation –The functional currency of ShengdaTech and Faith Bloom is the U.S. dollar. The functional currency of the PRC operating subsidiaries is the Renminbi (“RMB”). Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at each balance sheet date. The resulting exchange differences are recorded in other expense, net in the consolidated statements of income.

The Company’s reporting currency is the U.S. dollar. Assets and liabilities of the PRC operating subsidiaries are translated into the U.S. dollar using the exchange rates at each balance sheet date. Revenues and expenses of the PRC operating subsidiaries are translated at average rates prevailing during the reporting period. Adjustments resulting from translating the financial statements of the PRC operating subsidiaries into the U.S. dollar are recorded as a separate component of accumulated other comprehensive income in the consolidated statements of shareholders’ equity and comprehensive income.

Cash – Cash consists of cash on hand and cash at bank. As of December 31, 2009 and 2008, cash deposits of RMB 559,255,721 and RMB 315,092,101 (equivalent to $81,796,016 and $45,970,661), respectively, and U.S. dollar deposits of $33,741,126 and $67,589,228, respectively, were held at major financial institutions located in the PRC. The remaining balance is held primarily at major financial institutions located in the Hong Kong Special Administrative Region (the “HK SAR”) and in the U.S. Management believes that these major financial institutions are of high credit quality.

Accounts receivable – Accounts receivable are recorded at the invoiced amount. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows.  Management reviews accounts receivable on a periodic basis and records allowances when there is a doubt as to the collectibility of the balance.  In evaluating the collectibility of accounts receivable balances, management considers various factors, including historical losses, current market conditions and customers’ financial condition, the amount of accounts receivable in dispute, and the accounts receivable aging and payment patterns.  The Company historically has not had any write-offs and all accounts receivable are current and due within 90 days as of each balance sheet date.  As a result, no allowances for doubtful accounts has been recorded for any of the periods presented herein because management believes all accounts receivable are fully collectible. The Company does not have any off-balance-sheet credit exposure related to its customers.

Inventories– Inventories are stated at the lower of cost or market. Cost is determined using the weighted-average method. Cost of work-in-progress and finished goods comprise direct materials, direct production costs and an allocation of production overheads based on normal operating capacity.

Property, plant and equipment – Property, plant and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, taking into consideration the assets’ estimated residual value. Depreciation is recorded in cost of goods sold or general and administrative expense based on the nature of the asset. Depreciation included in cost of goods sold for 2009, 2008 and 2007 were $4,201,480, $3,176,244, and $1,681,309, respectively. Depreciation included in general and administrative expenses for 2009, 2008 and 2007 were $317,540, $230,494, and $94,382, respectively.

The estimated useful lives of property, plant and equipment are as follows:

Asset	Life
Building	15 - 25
Stainless steel manufacturing equipment and containers	30
Other plant, machinery and equipment	10-15
Motor vehicle	5 - 10
Office equipment	3 - 5

Construction in progress is stated at cost. Cost comprises nonrefundable prepayments and direct costs of construction as well as interest costs capitalized during the period of construction of the plant or installation of equipment. Costs included in construction in progress are transferred into their respective asset categories when the assets are ready for their intended use, at which time depreciation commences.

When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value and the proceeds received thereon. Ordinary maintenance and repairs are charged to expense as incurred, and replacements and betterments are capitalized.

Land use rights – Land use rights represent payments made to obtain the right to use land in the PRC, which are charged to general and administrative expense on a straight-line basis over the life of the rights of 50 years.

Impairment of long-lived assets – Long-lived assets, such as property, plant and equipment and land use rights, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of the asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized to the extent the carrying amount of the asset exceeds its fair value. Assets held for sale of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

The Bangsheng Chemical long-lived assets, primarily production equipment of approximately $1,718,475 met the criteria for classification as held for sale at December 31, 2009, therefore, in accordance with ASC 360-10-45, the amount is included in assets held for sale in the accompanying consolidated balance sheet.

Debt issuance costs – Costs incurred by the Company that are directly attributable to the issuance of the long-term convertible notes, are deferred and are charged to the consolidated statements of income on a straight-line basis, which approximate the effective interest rate method from the date the long-term convertible notes were issued to the earliest date the holders of the long-term convertible notes can demand payment, which is three years.

Income taxes – Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position.  Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of income.

Revenue recognition – The Company recognizes revenues, when the customer takes ownership and assumes risk of loss, collection of relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Written sales agreements or customer purchase orders, which specify price, product, and quantity, are used as evidence of an arrangement. For domestic sales, customer acceptance is evidenced by a carrier or customer signed shipment notification form.  For export sales, products are considered delivered when the goods have reached the port of arrival. In the PRC, value added tax (“VAT”) of approximately 6 - 17% on invoiced amount is collected on behalf of tax authorities. Revenue is recorded net of VAT. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability and included in “accrued expenses and other payables” in the consolidated balance sheets.

Sales incentives –Provisions for sales incentives such as sales rebates are recorded in the same period as the related revenues and are included in “accrued expenses and other payables” in the consolidated balance sheets until paid. The Company records sales rebates as a reduction of sales, which amounted to $693,658, $1,719,986 and $1,286,954 for the years ended December 31, 2009, 2008 and 2007, respectively.

Cost of goods sold – Cost of goods sold consists primarily of  raw materials, packaging, utility and supply costs consumed in the manufacturing process, manufacturing labor, depreciation expense and direct overhead expenses necessary to manufacture finished goods as well as warehousing and distribution costs such as inbound freight charges, shipping and handling costs, purchasing and receiving costs, and inspection costs.

Selling, general and administrative expenses – Selling, general and administrative expenses consists primarily of personnel costs, including salaries, bonuses, commissions and employee benefits, office facility and equipment costs, amortization of land use rights,  research and development costs, and other support costs including utilities, insurance, and professional fees.

Share-based compensation –The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the cost over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period. The Company estimates grant-date fair value using the Black-Scholes option-pricing model.

Research and product development costs – Research and development costs are expensed as incurred and are included in general and administrative expenses in the consolidated statements of income. For the years ended December 31, 2009, 2008 and 2007, such expenses amounted to $576,737, $455,104 and $153,057, respectively.

Operating leases – The Company leases land, buildings and equipment under non-cancelable operating leases. Minimum lease payments are expensed on a straight-line basis over the term of the lease. The lease agreements do not contain free rent or escalating payment terms. Under the terms of the lease agreements, the Company has no legal or contractual asset retirement obligations at the end of the leases.

Commitments and contingencies – Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Legal and other fees incurred in connection with loss contingencies are expensed as incurred and are included in general and administrative expenses in the consolidated statements of income.

Retirement benefit plans – As stipulated by the regulations of the PRC, the Company participates in various defined contribution plans organized by municipal and provincial governments for its employees. The Company is required to make annual contributions at rates prescribed by the related municipal and provincial governments. Under these plans, certain pension, medical and other welfare benefits are provided to the employees.  Contributions to employee benefits associated with these plans are expensed as incurred. The Company has no other obligation for the payment of employee benefits associated with these plans beyond the contributions described above. For the years ended December 31, 2009, 2008 and 2007, contributions to the defined contribution plans were $348,952, $345,436 and $178,213, respectively.

Basic and diluted earnings per share – Basic earnings per share (“EPS”) is computed by dividing net income by the weighted-average shares of common stock outstanding during the period. Diluted EPS is calculated by dividing net income as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of convertible notes, using the if-converted method, and common stock issuable upon the exercise of outstanding share options and warrants (using the treasury stock method). Potential dilutive securities are not included in the calculation of diluted earnings per share if the effect is anti-dilutive.

Segment reporting – The Company’s chief operating decision maker (“CODM”) has been identified as its Chief Executive Officer. Prior to December 2009, the Company presented two segments, nano-materials and chemical segments. In connection with the reporting discontinued operations for Bangsheng Chemical, the operating results of the Bangsheng Chemical, which represented the Company’s entire operations for its chemical segment are classified as discontinued operations. As a result, the Company is managed and operated as one segment as of December 31, 2009.

Recently issued and adopted accounting pronouncements

In August 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-05, Measuring Liabilities at Fair Value, or ASU 2009-05, which amends FASB ASC Topic 820, Fair Value Measurements and Disclosures, or ASC 820 to provide clarification of circumstances in which a quoted price in an active market for an identical liability is not available. A reporting entity is required to measure fair value using one or more of the following methods: 1) a valuation technique that uses a) the quoted price of the identical liability when traded as an asset or b) quoted prices for similar liabilities (or similar liabilities when traded as assets) and/or 2) a valuation technique that is consistent with the principles of ASC 820. ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include inputs relating to the existence of transfer restrictions on that liability. The adoption of this ASU did not have an impact on the Company’s consolidated financial statements.

On January 1, 2009, the Company adopted FASB ASC Topic 805, Business Combinations, or ASC 805. ASC 805 requires an acquirer to recognize the assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. ASC 805 also requires the capitalization of research and development assets acquired in a business combination at their acquisition date fair values, separately from goodwill. In addition, ASC 805 requires that any post-acquisition adjustments to deferred tax asset valuation allowances and liabilities related to uncertain tax positions be  recognized in current period income tax expense. ASC 805 was effective for the Company beginning January 1, 2009. The Company accounted for the acquisition of Chaodong on December 11, 2009 in accordance with ASC 805 (See Note 4) and will account for future business combinations in accordance with its provisions.

On January 1, 2009, the Company adopted FASB ASC Subtopic 820-10, Fair Value Measurements and Disclosures, for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The initial adoption of the provisions of this standard related to nonfinancial assets and nonfinancial liabilities did not have any impact on the Company’s consolidated financial statements.

NOTE 3 – Accounting changes – adoption of FASB ASC Subtopic 470-20

On January 1, 2009, the Company adopted FASB ASC Subtopic 470-20, Debt with Conversion and Other Options, or ASC 470-20, which specifies the accounting for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement). ASC 470-20 requires separate accounting for the debt and equity components of convertible debt issuances that have a cash settlement feature permitting settlement partially or fully in cash upon conversion. A component of such debt issuances representative of the approximate fair value of the conversion feature at inception should be bifurcated and recorded to shareholders’ equity, with the resulting debt discount amortized to interest expense in a manner that reflects the issuer’s nonconvertible, unsecured debt borrowing rate. This standard also requires retrospective application to such convertible notes for all periods presented. This standard impacts the accounting for the Company’s convertible notes issued in May 2008 which, upon conversion of the convertible notes by holders at any time before June 1, 2011, may result in the Company settling the make-whole interest payment in cash. As such, the convertible notes are deemed to have a partial cash settlement feature upon conversion.

As a result of the adoption of ASC 470-20, the accompanying financial statements reflects the retroactive adjustments to account for the debt and equity components of the 6% long-term convertible notes separately as of the date of issuance. The equity component (conversion option) of the long-term convertible notes was determined to be $24,290,655 at the issuance date and, accordingly, the initial carrying amount of the convertible notes was reduced to $90,709,345. The resulting debt discount of $24,290,655 is amortized and interest expense is recognized using an effective interest rate of 13.5%. Upon adoption, the Company also recognized a deferred tax liability of $8,258,823 at issuance due to a temporary difference between the retroactively adjusted financial statement carrying amount and tax basis of the convertible notes.

During November and December 2008, the Company repurchased, in privately negotiated transactions, part of the convertible notes with a principal amount of $19,750,000 from certain investors for cash of $9,890,000 plus accrued interest of $581,792.  As such, the adjusted carrying amount of the convertible notes as of December 31, 2008, includes the effects of adopting ASC 470-20 and the repurchases in November and December 2008.

The adoption of ASC 470-20 has resulted in a reduction in the carrying value of the Company’s convertible debt, debt issuance costs and an increase in deferred income taxes and capitalized interest. The adoption had no impact to the 2007 consolidated financial statements. The following table sets forth the effect of the retroactive application of ASC 470-20 on certain previously reported financial statement captions. In addition, certain prior year balance sheet amounts have been reclassified to conform to the current year presentation:

	December 31, 2008
				As retroactively
	As previously reported	Adjustments	Reclassification	adjusted
Assets:
Total current assets	$124,251,388	$-	$(336,429)	$123,914,959
Total current assets of discontinued operations	-	-	962,942	962,942
Property, plant and equipment, net	99,878,791	243,731	(1,777,800)	98,344,722
Land use rights	15,593,548	116,785	-	15,710,333
Debt issuance costs	3,925,157	(829,084)	-	3,096,073
Deferred income tax assets	260,056	-	(260,056)	-
Non-current assets of discontinued operations	-	-	1,777,800	1,777,800
Total assets	$243,908,940	$(468,568)	$366,457	$243,806,829
Liabilities and shareholders' equity:
Total current liabilities	$11,550,255	$-	$611,601	$12,161,856
Total current liabilities of discontinued operations	-	-	14,912	14,912
Long-term convertible notes	95,250,000	(17,323,690)	-	77,926,310
Non-current income taxes payable	1,268,108	-	(293,977)	974,131
Deferred income tax liabilities	-	5,647,318	(260,056)	5,387,262
Non-current liabilities of discontinued operations	-	-	293,977	293,977
Total liabilities	108,068,363	(11,676,372)	366,457	96,758,448
Common stock	542	-	-	542
Additional paid-in capital	21,897,316	15,214,953	-	37,112,269
Retained earnings and statutory reserves	100,554,915	(4,007,149)	-	96,547,766
Accumulated other comprehensive income	13,387,804	-	-	13,387,804
Total shareholders' equity	135,840,577	11,207,804	-	147,048,381
Total liabilities and shareholders' equity	$243,908,940	$(468,568)	$366,457	$243,806,829

	For the Year Ended December 31, 2008
				As retroactively
	As previously reported	Adjustments	Reclassification	adjusted
Operating income	$44,248,528	$(1,418)	$(15,656,622)	$28,590,488
Other income (expense):
Interest income	235,219	-	(102,796)	132,423
Interest expense	(4,766,681)	(2,689,737)	-	(7,456,418)
Gain on extinguishment of convertible notes	9,018,169	(3,506,682)	-	5,511,487
Other expense, net	(52,833)	-	1,229	(51,604)
Income before income taxes	48,682,402	(6,197,837)	(15,758,189)	26,726,376
Income tax expense	(8,646,951)	2,190,688	2,750,594	(3,705,669)
Net income as previously reported	40,035,451	(4,007,149)	(13,007,595)	23,020,707
Income from discontinued operations	-	-	13,007,595	13,007,595
Net income	$40,035,451	$(4,007,149)	$-	$36,028,302
Earnings per share from continuing operations:
Basic	$0.74			$0.42
Diluted	$0.60			$0.39
Earnings per share from discontinued operations:
Basic				$0.24
Diluted				$0.21

NOTE 4 - Acquisition

On December 11, 2009, the Company acquired 100% of the equity interest of Chaodong, a manufacturer of nano precipitated calcium carbonate, including mining rights to certain limestone reserves (with a remaining period of approximately two years for the mining rights) and existing buildings and equipment for cash consideration of RMB 26,000,000 (approximately $3.8 million). The Company did not assume any liabilities as of the date of the acquisition. In accordance with the acquisition agreement, the Company obtained control of Chaodong on December 11, 2009. The operating results of Chaodong are included in the Company’s consolidated financial statements from the date of the acquisition.

The purchase price of $3.8 million was recorded as a liability to payable for acquisition on the date of acquisition and included in the accompanying consolidated balance sheet as of December 31, 2009. It was paid in full on January 20, 2010. The purchase price allocation resulted in the following amounts being allocated to the net assets acquired at the acquisition date based upon their respective fair values:

Mining rights	$111,774
Buildings	1,696,750
Plant, machinery and equipment	2,779,689
Motor vehicles	10,137
Office equipment	30,776
Deferred tax liability	(206,600)
Fair value of net assets acquired	4,422,526
Gain on bargain purchase	(619,466)
Purchase price	$3,803,060

The estimated fair value of the acquired net assets of the Chaodong dormant manufacturing facility exceeded the purchase price and accordingly, the Company recognized a gain of $619,466 on bargain purchase in the accompanying consolidated statement of income for the year ended December 31, 2009. The company was able to acquire Chaodong with a bargain purchase price due to the fact that  the seller planned to focus on its core business of manufacturing cement and that the seller has experienced difficulty in selling the business in the market as all equipment used by the business was specifically built to fit ultra gravity technology system needs. The Company is one of the very few potential buyers that have the technology, human resources, research and development expertise, and sales and marketing capabilities to operate the business. Prior to recording a gain, the Company reassessed whether all acquired assets and all liabilities assumed have been identified and performed re-measurements to verify that the consideration paid and assets acquired have been properly valued and recorded based on information available to the Company. The Company incurred a total of $111,135 in expenses related to the acquisition, which has been included in general and administrative expenses in the accompanying consolidated statement of income for the year ended December 31, 2009. Chaodong did not generate any revenues and incurred a loss from continuing operations of $125,005 before taxes, comprised primarily of general and administrative expenses since the date of acquisition through December 31, 2009.

The allocation of the purchase price is subject to finalization of management’s analysis of certain local tax matters as of the acquisition date. The final allocation of the purchase price may result in additional adjustments to the recorded amounts of assets and may also result in adjustments to depreciation expenses. The final allocation is expected to be completed as soon as practicable but no later than 12 months after the acquisition date.

The following unaudited pro forma information summarizes the results of operations for the fiscal years ended December 31, 2009 and 2008, as if the Chaodong acquisition had occurred as of the beginning of each year presented. Adjustments for depreciation expense based on the fair value of the newly acquired property and equipment using the Company’s depreciation policy and amortization of mining rights based on the Company’s amortization policy have been applied retroactively. The unaudited pro forma results do not reflect any operating efficiencies or potential cost savings that may result from the combined operations of the Company and Chaodong. Accordingly, these unaudited pro forma results are presented for illustrative purposes and are not intended to represent or be indicative of the actual results of operations of the combined companies that would have been achieved had the acquisition occurred at the beginning of each year presented, nor are they intended to represent or be indicative of future results of operations.

	Pro Forma (Unaudited)
	For the Years Ended December 31,
	2009	2008
Net sales	$102,121,804	$82,419,689
Operating income	33,490,684	27,909,131
Income from continuing operations	22,921,086	22,339,385
(Loss) income from discontinued operations	(449,550)	13,007,595
Net income	$22,471,536	$35,346,980

NOTE 5 – Inventories

Inventories consist of the following:
	December 31,
	2009	2008
Raw materials	$1,003,929	$821,413
Work-in-process	383,960	300,780
Finished goods	630,394	1,188,802
Total inventories	$2,018,283	$2,310,995

Raw materials consist primarily of limestone supplies used in the Company’s production of NPCC products.

NOTE 6 – Property, plant and equipment, net

Property, plant and equipment consist of the following:

	December 31,
	2009	2008
Buildings	$30,224,605	$14,815,418
Plant, machinery and equipment	104,836,652	74,687,129
Motor vehicles	150,843	140,358
Office equipment	592,456	499,973
Construction in progress	138,163	16,564,016
Total property, plant and equipment	135,942,719	106,706,894
Less: accumulated depreciation	(12,842,859)	(8,362,172)
Total property, plant and equipment, net	$123,099,860	$98,344,722

Depreciation expense for the years ended December 31, 2009, 2008 and 2007 was $4,519,020, $3,406,738 and $1,775,691, respectively.

A reconciliation of total interest cost incurred to “interest expense” as reported in the consolidated statements of income for the year ended December 31, 2009, 2008 and 2007 is as follows:

	For the Years Ended December 31,
	2009	2008	2007

Total interest cost incurred	$12,383,083	$8,107,513	$-
Interest cost capitalized	(1,720,831)	(651,095)	-
Interest expense	$10,662,252	$7,456,418	$-

NOTE 7 – Accrued expenses and other payables

Accrued expenses and other payables consist of the following:

	December 31,
	2009	2008
Accrued utilities	$1,240,719	$752,114
Accrued interest	527,832	476,250
Sales rebate payable	-	455,260
Professional service fee payable	594,823	629,409
Salaries and welfare payable	1,367,566	952,933
Other taxes payable	897,570	917,122
Other payables	108,846	158,918
Total accrued expenses and other payables	$4,737,356	$4,342,006

NOTE 8 – Income taxes

ShengdaTech and each of its subsidiaries file separate income tax returns.

The United States of America

ShengdaTech, is incorporated in Nevada in the U.S., and is subject to a gradual U.S. federal corporate income tax of 15% to 39%. The state of Nevada does not impose any corporate income tax.

British Virgin Islands

Under the current laws of the British Virgins Island, Faith Bloom is not subject to tax on income or capital gains.  In addition, upon payment of dividends by Faith Bloom, no British Virgin Islands withholding tax will be imposed.

People’s Republic of China

Prior to January 1, 2008, the PRC’s statutory income tax rate was 33%.  Shandong Haize Nano, Bangsheng Chemical and Shaanxi Haize Nano, which were considered production-oriented foreign investment enterprises, were each entitled to a tax holiday of a two-year 100% exemption followed by a three-year 50% exemption from the first profit making year after offsetting accumulated tax losses.  Shandong Haize Nano, Bangsheng Chemical and Shaanxi Haize Nano’s tax holidays were started in 2005, 2005 and 2006, respectively.

On March 16, 2007, the National People’s Congress passed the new Corporate Income Tax law (the “new CIT law”) which unify the income tax rate to 25% for all enterprises.  The new CIT law was effective as of January 1, 2008.  The new CIT law provides a grandfathering on tax holidays which were granted under the then effective tax laws and regulations.

Based on the above, the PRC subsidiaries are subject to the following tax rates:

•
Shandong Haize Nano and Bangsheng Chemical are under tax holidays in 2006 and are subject to tax rates of 16.5%, 12.5% and 12.5% for 2007, 2008 and 2009, respectively. Commencing January 1, 2010, Shandong Haize Nano and Bangsheng Chemical are subject to a tax rate of 25%.

•	Shaanxi Haize Nano is under tax holidays in 2006 and 2007, and is subject to a tax rate of 12.5% in 2008 through 2010. Commencing January 1, 2011, Shaanxi Haize Nano is subject to a tax rate of 25%.

•	Zibo Nano and Chaodong are subject to a tax rate of 25%.

Income (losses) from continuing operations before income taxes of the Company consists of the following:

	For the Years Ended December 31,
	2009	2008	2007

PRC	$36,171,751	$29,387,577	$16,051,837
Non-PRC	(9,896,062)	(2,661,201)	(399,267)
Total income from continuing operations before income taxes	$26,275,689	$26,726,376	$15,652,570

Income tax expense (benefit) attributable to income from continuing operations, consists of:

	For the Years Ended December 31,
	2009	2008	2007
United States:
Current taxes
Federal	$(1,283,951)	$1,505,854	$-
Deferred income taxes	(1,150,052)	(2,450,744)	-
Total U.S. tax benefit	(2,434,003)	(944,890)	-

PRC
Current taxes	5,155,535	4,650,559	450,347
Total PRC tax expense	5,155,535	4,650,559	450,347

Total income tax expense	$2,721,532	$3,705,669	$450,347

Total income taxes are allocated as follows:

	For the Years Ended December 31,
	2009	2008	2007
Continuing operations	$2,721,532	$3,705,669	$450,347
Discontinued operations	-	2,750,594	2,337,293
	$2,721,532	$6,456,263	$2,787,640

Reconciliation of the actual income tax expense compared to the amounts computed by applying the PRC statutory tax rates to income from continuing operations before income taxes is as follows:

	For the Years Ended December 31,
	2009		2008		2007
Computed income tax expense	$6,568,922	25.0%	$6,681,948	25.0%	$5,165,348	33.0%
Change in valuation allowance	-	0.0%	(504,529)	-1.9%	380,396	2.4%
Effect of unrecognized tax benefit	621,349	2.4%	959,013	3.6%	-	0.0%
Entity not subject to income tax	321,587	1.2%	438,512	1.6%	-	0.0%
Effect of non-taxable income	(154,867)	-0.6%	-	0.0%	-	0.0%
Tax rate differential on United States income	(774,874)	-2.9%	(81,644)	-0.3%	(3,993)	0.0%
Tax holiday	(4,385,137)	-16.9%	(3,673,625)	-13.7%	(4,846,759)	-30.9%
Underprovision in respect of prior year	171,955	0.7%	-	0.0%	-	0.0%
Interest rate change due to the adoption of ASC 470-20	123,057	0.5%	-	0.0%	-	0.0%
Other	229,540	0.9%	(114,006)	-0.4%	(244,645)	-1.6%
Actual income tax expense	$2,721,532	10.3%	$3,705,669	13.9%	$450,347	2.9%

The PRC tax rates have been used because the majority of the Company’s earnings before income taxes and taxable income arise in the PRC. The effect of the tax holiday amounted to $4,385,137, $3,673,625, and $4,846,759 for the years ended December 31, 2009, 2008 and 2007, equivalent to basic earnings per share from continuing operations, amount of $0.08, $0.07 and $0.09, respectively and diluted earnings per share amount of $0.08, $0.06 and $0.09, for the years ended December 31, 2009, 2008 and 2007, respectively.

The tax effects of the Company’s temporary differences that give rise to significant portions of deferred tax assets and liabilities are as follows:

	For the Years Ended December 31,
	2009	2008

Deferred income tax assets:
Net operating loss carry forward	$419,611	$-
Debt issuance costs	729,327	502,793
Impairment of property, plant and equipment	982,813	982,813
Total gross deferred income tax assets	2,131,751	1,485,606
Less: valuation allowance	(1,095,201)	(982,813)
Deferred income tax assets	$1,036,550	$502,793
Deferred income tax liabilities:
Gain on repurchase	$829,882	$-
Debt discount	3,647,677	5,890,055
Capitalized interest	796,201	-
Acquisition basis difference, non-U.S. entity	206,600	-
Deferred income tax liabilities	$5,480,360	$5,890,055
Net deferred income tax liabilities	$(4,443,810)	$(5,387,262)

As of December 31, 2009, the Company has net operating loss from discontinued operations for the PRC income tax purposes of $449,550 which are available to offset future taxable income, if any, through 2014.

As of December 31, 2009, the Company has net operating loss from continuing operations for United States federal income tax purposes of $5,185,673 which are available to carry back five years or offset future taxable income, if any, through 2029. The carry back amounted to $4,282,076, which creates a refund of $1,455,906 which was included in income tax refund receivable as of December 31, 2009.

At December 31, 2009 and 2008, deferred tax assets and liabilities were classified on the Company’s balance sheet as follows:

	For the Years Ended December 31,
	2009	2008

Non-current deferred income tax assets (liabilities):
Non-current deferred income tax assets	$1,036,550	$502,793
Non-current deferred income tax liabilities	(5,480,360)	(5,890,055)
Net non-current deferred income tax liabilities	$(4,443,810)	$(5,387,262)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those differences become deductible or tax loss carry forwards are utilized.  Management considers projected future taxable income and tax planning strategies in making this assessment.  Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods on which the deferred tax assets are deductible or can be utilized, management believes it is more likely than not that the Company will realize a portion of the benefits of the deferred tax assets as of December 31, 2009.  The amount of the deferred tax assets considered realizable; however, could be reduced in the near term if estimates of future taxable income are reduced.

The new CIT law and its implementation rules impose a withholding tax of 10% unless reduced by a tax treaty, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings accumulated beginning on January 1, 2008 and undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax.  The Company has not provided for income taxes on accumulated earnings amounting $35,401,200 and $66,125,300 that are subject to the PRC withholding tax as of December 31, 2008 and 2009, respectively, since these earnings are intended to be permanently reinvested.  The amounts of unrecognized deferred tax liabilities are approximately $3,540,120 and $6,612,530 as of December 31, 2008 and 2009, respectively.

Unrecognized tax benefits, generally represented by liabilities on the balance sheet, arise when the estimated benefit recorded in the financial statements differs from the amounts taken or expected to be taken in a tax return because of the uncertain tax positions that the Company currently does not believe meet the more likely than not recognition threshold to be sustained upon examination. Reconciliation of unrecognized tax benefits for the years ended December 31, 2009, 2008 and 2007 are as follows:

	2009	2008	2007

Balance as at January 1	$1,268,108	$-	$-
Increases related to prior year tax positions	-	492,759	-
Decreases related to prior year tax positions	-	-	-
Increases related to current year tax positions	621,349	755,668	-
Settlements	-	-	-
Lapse of statute	-	-	-
Foreign currency translation adjustment	3,488	19,681	-
Balance as at December 31	$1,892,945	$1,268,108	$-

As of January 1, 2007 and for the year ended December 31, 2007, the Company did not have any unrecognized tax benefits relating to uncertain tax positions.

Included in the balance of unrecognized tax benefits for continuing operations at December 31, 2009 and December 31, 2008 are potential benefits of $1,598,237 and $974,131 respectively that if recognized, would affect the Company’s effective tax rate. Unrecognized tax benefits for discontinued operations at December 31, 2009 and December 31, 2008 are $294,708 and $293,977 respectively. No material interest and penalty have been recorded for the year ended December 31, 2009.  The Company does not expect that the nature of unrecognized tax benefits will change significantly within the next 12 months.

ShengdaTech and its subsidiaries file income tax returns in the U.S. federal jurisdiction and the PRC.  ShengdaTech could be subject to U.S. federal income tax examinations by tax authorities for years starting March 31, 2006.  According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent.  The statute of limitations extends to five year under special circumstances where the underpayment of taxes is more than RMB 100,000 ($15,000).  In the case of transfer pricing issues, the statute of limitation is ten years.  There is no statute of limitation in the case of tax evasion.  Accordingly, the income tax returns of the Company’s PRC operating subsidiaries for the years ended December 31, 2004 through 2009 are open to examination by the PRC state and local tax authorities.

NOTE 9 – Commitments and contingencies

Project Investment Agreement – On August 28, 2009, Faith Bloom entered into a Project Investment Agreement (the “Investment Agreement”) with the local government of Hanshan County, Anhui Province, PRC (the “local government”).  Pursuant to the Investment Agreement, the Company will invest RMB 1,200,000,000 (approximately $175.70 million) in several phases by 2013, which includes an investment in a new NPCC project with capacity to manufacture 200,000 tons of NPCC per year and the purchase of approximately 341,335 square meters (approximately 84.35 acres) of land-use rights. The local government has also agreed to grant the Company mining rights to certain limestone reserves. In addition, land-use rights and mining rights grants are also subject to further local government administrative processes.

In addition, on August 28, 2009, the Company entered into an agreement with the local government to purchase the land-use rights for approximately 66,767 square meters (16.50 acres) of land (the “Land Use Right Agreement”) for use in the operations of Chaodong.  The Land Use Right Agreement is subject to the local government approval after the completion of certain local administrative processes.

Leases – The Company leases land, buildings and certain equipment from Shandong Shengda, a related party. The lease was entered into by the Company’s subsidiary, Shandong Haize Nano for a 20-year term up to 2024. These leases are classified as operating leases.

Total rent expense under these leases for the years ended December 31, 2009, 2008 and 2007 was $190,677, $187,353 and $366,403, respectively.

Future minimum lease payments under the Company's lease agreement as of December 31, 2009 are as follows:

Operating
Leases
2010	$190,677
2011	190,677
2012	190,677
2013	190,677
2014	190,677
Thereafter	1,898,827
Minimum lease payments	$2,852,212

Capital commitments – The Company has contractual obligations related to the purchase of property and equipment amounting to $386,792 as of December 31, 2009.

NOTE 10 – Related party transactions

Due to related parties –  As of December 31, 2009, the amount due to Shandong Shengda of $212,034 comprised primarily rent expense for land and buildings. During 2009, the Company issued an unsecured  note payable to Shandong Shengda bearing interest at a rate of 3.0% in exchange for certain Company expenses paid by Shandong Shengda.  Principal and accrued interest were $574,878 and $26,753, respectively, as of December 31, 2009.

In 2009, the Company’s total rent expense to related party for land and building amounted to $190,677. In addition, general and administrative expenses of $323,980 were paid by Shandong Shengda on behalf of the Company.

As of December 31, 2008, the amount due to Shandong Shengda of $771,442, comprised primarily of  rent expense for land and buildings and other general and administrative expenses paid by Shandong Shengda on behalf of the Company.

In 2008, the Company’s total rent expense to related party amounted to $669,159 for land, building and equipment. In addition, general and administrative expenses of $201,852 were paid by Shandong Shengda on behalf of the Company.

In 2008 the Company purchased $17,662,846 equipment from Shandong Haiqing Chemical Co., Ltd. (“Shandong Haiqing”). Mr. Chen, the President and CEO of the Company, was also the CEO of Shandong Haiqing during 2008.  Mr. Chen’s contract with Shandong Haiqing expired as of January 1, 2009.  Shandong Haiqing has appointed a new CEO and as a result, effective January 1, 2009, Shandong Haiqing is no longer considered a related party to the Company. As of December 31, 2008, the Company had $8,003,223 advance payment to Shandong Haiqing for equipment purchases, included in the property, plant and equipment, net. Amount due to Shandong Haiqing related to these purchases for contracts entered into prior to January 1, 2009 amounted to $1,360,393 and $965,962 as of December 31, 2009 and December 31, 2008, respectively.

NOTE 11 – Long-term convertible notes

On May 28, 2008, the Company issued $100,000,000 of 6% long-term convertible notes due June 1, 2018 (the “Notes”) in a private placement. On June 25, 2008, the Company issued an additional $15,000,000 of the Notes to cover over allotments.  Proceeds from the issuance of the Notes were $115,000,000. The Notes bear interest at 6.0 % per annum, payable semiannually on June 1 and December 1, and have a maturity date of June 1, 2018.  At maturity, subject to certain exceptions, the Company will be required to repay the principal amount of the Notes.

The Notes are convertible at the option of the holders, at any time prior to maturity, into common shares at an initial conversion rate of 100.6036 shares per $ 1,000 principal amount of the Notes (at approximately $9.94 per common share) subject to adjustment.  Holders who convert their Notes at any time prior to June 1, 2011 are entitled to additional interest in cash or, at the Company’s option, in shares of the Company’s common shares. The additional interest shall be equal to the interest due and payable from the date of issuance until and including June 1, 2011, less any interest actually paid or provided for prior to the date of such conversion (such additional interest is referred to as the “make-whole interest payment”). Upon conversion of a convertible note, if the Company chooses to pay the make-whole interest payment in shares, the aggregate make-whole interest to such noteholder shall not exceed $68.21 per each $1,000 original principal amount of Notes.

The Company adopted ASC 470-20 as of January 1, 2009 and retrospectively applied this change in accounting to all prior periods presented for which the convertible notes that may be settled in cash upon conversion (including partial conversion) were outstanding, as required by the new standard. Under this new method of accounting, the debt and equity components of the 6% long-term convertible notes were bifurcated and accounted for separately and interest expense is computed using an effective interest rate of 13.5% as the convertible notes are accreted to the face value.

The long-term convertible notes as of December 31, 2009 and 2008 are summarized in the following table:

	December 31,	December 31,
	2009	2008
Principal amount of long-term convertible notes	$90,027,000	$95,250,000

Conversion option subject to cash settlement	(10,728,461)	(17,323,690)
Net carrying amount	$79,298,539	$77,926,310

Carrying amount of additional paid-in capital	$15,214,953	$15,214,953

Conversion option subject to cash settlement or debt discount is amortized as interest expense through June 1, 2011, the earliest date the holders of the long-term convertible notes can demand payment.  In addition, prior to such date, holders of the Notes can convert their Notes and receive an additional interest in cash or, at the Company’s option, in common shares of the Company.  Debt issuance costs of $4,621,967 as of May 28, 2008, have been capitalized and are being amortized on a straight-line basis, which approximate the effective interest rate method from the date the convertible notes were issued to June 1, 2011.

Interest relating to the convertible notes was recognized as follows:

	For the Years Ended December 31,
	2009	2008	2007
Contractual coupon interest on convertible notes	$5,447,649	$3,963,167	$-
Amortization of debt discount	5,690,927	3,282,469	-
Amortization of debt issuance costs	1,217,755	861,877	-
Interest cost capitalized	(1,720,831)	(651,095)	-
Interest expense	$10,635,500	$7,456,418	$-

The Company cannot redeem the Notes prior to June 1, 2011. Beginning on or after June 1, 2011 and up to May 31, 2013, the Company may redeem the Notes for cash, in whole or part, at a price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest to, but excluding, the redemption date, if the last trading price of the Company’s shares of common stock, subject to certain qualifications, is at least 150% of the conversion price then in effect on the trading date. On or after June 1, 2013, the Company may redeem the Notes for cash in whole or in part, at a price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest to, but excluding, the redemption date.

On June 1, 2011 and June 1, 2013, holders of the Notes may require the Company to purchase all or a portion of the Notes at a purchase price in cash equal to 100% of the principal amount of the Notes being repurchased plus accrued and unpaid interest to, but excluding, the repurchase date, subject to certain notification requirements.

The Company evaluated the accounting for embedded call and put and determined that such call and put options are clearly and closely related to the Notes because the amount paid upon settlement is fixed at a price equal to the principal amount plus accrued and unpaid interest, and as such would not be accounted for separately.

At maturity, subject to certain exceptions, the Company will be required to repay the principal amount of the Notes.

The Notes require the Company not incur any secured indebtedness and it will not permit any of its subsidiaries to directly or indirectly incur any indebtedness. The Company will be permitted to incur additional indebtedness which ranks equal in right of payment to the Notes in an amount not to exceed $15,000,000; provided that such indebtedness does not require any repayment prior to the next purchase date as set forth in the Notes. The Company will be permitted to issue equity securities, including common stock and preferred stock (in the case of preferred stock, which shall not be redeemable or otherwise repayable prior to the stated maturity date of the Notes so long as 25% or more of the initial aggregate principal amount of Notes issued, including any Notes issued pursuant to the over-allotment option, is outstanding), and any securities which rank junior in right of payment to the Notes.

The Company was required to use reasonable efforts to have a shelf registration statement declared effective no later than December 27, 2008, the 185th day after the latest date of original issuance of the Notes of June 25, 2008. However, the Company was not obligated to file, have declared effective or maintain an effective registration statement to the extent and during the period that the Notes and any shares of common stock issuable upon conversion of the Notes are eligible to be sold by a person who is not an affiliate of the Company pursuant to Rule 144 (or any other similar provision then in force (other than Rule 144A)) under the Securities Act.

If there had been a Registration Default pursuant to the registration rights agreement, the Company was obligated to pay a penalty to the holders of the Notes for each day of default additional interest at a rate per annum equal to 0.25% of the aggregate principal amount of the Notes for the first 90 days of such default period and a rate per annum equal to 0.50% of the aggregate principal amount of the Notes thereafter.

The Company did not file a registration statement because the Notes met the requirements of Rule 144 and have satisfied the six-month holding period requirement prior to the filing date under the registration rights agreement.  The Company evaluated the registration obligation separately from the Notes to determine the need to accrue for any probable or estimable payments to be made under the registration rights agreement and concluded that any payments were considered remote and therefore no accrual has been made for potential penalties for not filing the registration statement at December 31, 2009 and 2008.”

According to the terms of the Notes, the Company can repurchase the Notes in the open market any time. During February 2009, the Company repurchased, in privately negotiated transactions, part of the Notes with a principal amount of $5,223,000 from certain investors for cash of $2,535,745 plus accrued interest of $72,144. In conjunction with the repurchases, the Company recognized a pre-tax gain of $1,624,844, net of unamortized debt issuance costs and discount of $158,109 and $904,302, respectively, for the year ended December 31, 2009.  During November and December 2008, the Company repurchased, in privately negotiated transactions, part of the Notes with a principal amount of $19,750,000 from certain investors for cash of $9,890,000 plus accrued interest of $581,792.  In conjunction with the repurchases, the Company recognized a pre-tax gain of $5,511,487, net of unamortized debt issuance costs and discount of $664,017 and $3,684,496, respectively, for the year ended December 31, 2008.

No portion of the consideration paid by the Company is deemed to represent reacquisition of the equity component at the time of the settlement based on the Company’s fair value considerations of the liability component of the convertible notes immediately prior to the extinguishment.

NOTE 12 - Shareholders’ equity

Common and preferred shares – In January 2007, the shareholders of the Company amended and restated the Company’s articles of incorporation and thereby: 1) changed the name of the Company from Zeolite Exploration Company to ShengdaTech, Inc.; 2) increased the authorized number of shares of common stock to 100,000,000, $0.00001 par value; and 3) increased the authorized number of shares of preferred stock to 10,000,000, $0.00001 par value. The shares of preferred stock may be issued in one or more series and may be granted voting rights, at the discretion of the Company’s Board of Directors.

Statutory reserves – Under the Law of the PRC on Enterprises with Wholly Owned Foreign Investment, the Company’s subsidiaries in the PRC are required to allocate at least 10% of their after tax profits, after making good of accumulated losses as reported in their PRC statutory financial statements, to the general reserve fund and have the right to discontinue appropriations to the general reserve fund if the balance of such reserve has reached 50% of their registered capital. A transfer of $324,727, $2,488,182, and $2,341,040 from retained earnings to statutory reserves was recorded for the years ended December 31, 2009, 2008 and 2007, respectively.

NOTE 13 – Share-based compensation

Options–  On January 1, April 1 and July 1, 2009, respectively, the Company issued options to a director to purchase 5,000 shares of common stock under each grant at an exercise price of $3.52, $3.10 and $3.75 per share with a contractual term of three years and vesting immediately. The fair value of each option grant was estimated at $1.35, $1.20 and $1.48, respectively.

On April 1, July 1, and October 1, 2008, respectively, the Company issued a three-year option to a director to purchase 5,000 shares of common stock under each grant at an exercise price of $8.50, $9.93, and $7.00 per share with a contractual term of three years and vesting immediately. The fair value of each option grant was estimated at $4.22, $4.55, and $3.02, respectively.

The related share-based payments were recognized as compensation expense on the date of the grant and included in general and administrative expenses in an amount of $20,173 and $58,945 for the year ended December 31, 2009 and 2008, respectively. The Company estimated the fair value of options granted using a Black-Scholes option-pricing model with the following assumptions:

	2009	2008
Expected life	1.50 years	1.50 years
Expected volatility	80.81%-81.99%	72.07%-74.23%
Risk-free interest rate	1.14% - 1.57%	1.94% - 2.90%
Dividend yield	0%	0%

The risk-free interest rate is based on the U.S. Treasury zero-coupon rate. Expected volatility of stock option awards is estimated based on the Company’s historical stock price using the expected life of the grant. Expected life is based upon the short-cut method.

Stock option transactions for the years ended December 31, 2009 and 2008 are as follows.  No options were granted prior to January 1, 2008.

			Weighted Average
			Remaining
		Weighted Average	Contractual Term	Aggregate Intrinsic
	Number	Exercise Price	(Years)	Value
Outstanding at January 1, 2008	-	-	-	-
Granted	15,000	$8.48
Exercised	-	-
Outstanding at December 31, 2008	15,000	$8.48	2.50	-
Granted	15,000	3.46
Exercised	-	-
Outstanding at December 31, 2009	30,000	$5.97	1.87	$40,100

Vested at December 31, 2009	30,000	$5.97	1.87	$40,100

Warrants – On April 1, 2006, the Company issued a warrant to purchase 162,285 shares of common stock to a vendor for services provided. The warrant was exercisable at $2.57 per share through March 31, 2008.  The value of the services of $153,619 was recognized as an expense on the date the warrant was issued and was based upon the fair value of the warrant using the Black-Scholes option-pricing model.  Under the terms of the warrant, the vendor was permitted to pay the exercise price by having the Company repurchase a portion of the shares from the vendor at the 30-day average closing price of the Company’s common shares ending three days prior to the exercise date. The vendor exercised the warrant on November 19, 2007 when the 30-day average closing price was $7.54 per share which resulted in the issuance of 106,933 shares of common shares to the vendor.  No tax benefit was realized from the exercise of the warrant in 2007.  In 2008, the Company recognized an excess tax benefit in the amount of $221,903 as a component of additional paid-in capital.

NOTE 14 - Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

	For the Years Ended December 31,
	2009	2008	2007
Income from continuing operations	$23,554,157	$23,020,707	$15,202,223
Interest expense on long-term convertible notes, net of tax of $ 2,535,182	-	4,921,236	-
Gain on extinguishment of long-term convertible notes, net of tax of $ 1,873,906	-	(3,637,581)	-
Adjusted income from continuing operations	$23,554,157	$24,304,362	$15,202,223
(Loss) income from discontinued operations	$(449,550)	$13,007,595	$11,828,122
Adjusted net income	$23,104,607	$37,311,957	$27,030,345
Weighted average shares:
Basic	54,202,036	54,202,036	54,107,408
Effect of dilutive securities:
Long-term convertible notes	-	8,003,624	-
Warrants and options	2,887	-	81,002
Diluted	54,204,923	62,205,660	54,188,410
Basic earnings per share:
Income from continuing operations	$0.43	$0.42	$0.28
(Loss) income from discontinued operations	$(0.00)	$0.24	$0.22
Net income per share	$0.43	$0.66	$0.50
Diluted earnings per share:
Income from continuing operations	$0.43	$0.39	$0.28
(Loss) income from discontinued operations	$(0.00)	$0.21	$0.22
Net income per share	$0.43	$0.60	$0.50

The potential common shares of  12,390,730 related to the convertible notes were anti-dilutive and were excluded from the diluted earnings per share computation for 2009.

The total number of potential common shares excluded from the diluted earnings per share computation because the exercise price of the stock options exceeded the average price of the Company’s common stock was 15,000 shares  and 15,000 shares in 2009 and 2008, respectively. There were no options issued in 2007.

NOTE 15 – Significant Concentrations, Risks and Uncertainties

Financial instruments that potentially subject the Company to significant concentrations of credit risk primarily consist of cash and accounts receivable included in the consolidated balance sheets. The Company deposits its cash in banks primarily in the PRC. Historically, deposits in the PRC banks have been secure due to the state policy on protecting depositors’ interests.

The Company sells its products primarily in the PRC.  The Company continuously monitors the creditworthiness of its customers and has internal policies regarding customer credit limits. The Company has no customer that individually comprised of 10% or more of the Company’s consolidated sales or accounts receivable.

The Company is dependent on certain suppliers for major materials used in manufacturing of its products. If the supply of certain materials were interrupted, the Company’s own manufacturing process could be delayed and could cause a possible loss of sales, which would adversely affect operating results. Purchases (net of VAT) made from two (2) local suppliers for soft coal, limestone, and modification agents for the years ended December 31, 2009, 2008 and 2007 were $15,560,635, $14,507,099 and $10,527,490, respectively.

NOTE 16 – Fair Value Measurements

Effective January 1, 2008, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, or ASC 820, with the exception for nonrecurring, nonfinancial assets and liabilities where adoption has been deferred and will be effective on the first day of fiscal year 2010. The adoption of ASC 820 did not impact the Company’s financial position, results of operations or cash flows. ASC 820 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

As of December 31, 2009, the estimated fair value of the outstanding convertible notes was approximately  $86,425,920 based on the level 3 valuation which compared to a carrying value of $79,298,539. As of December 31, 2008, the estimated fair value of the outstanding convertible notes was $86,152,840 which compared to a carrying value of $77,926,310. The estimated fair value of the convertible notes is based on a mark-to-model valuation model. Due to the fact that there is no active market for this instrument, the fair value of the convertible notes was estimated using a discounted cash flow analysis based on current borrowing rates for instruments with similar terms. In addition, the Company utilized other sources of information for the relevant market parameters in order to develop its fair value.

The Company’s other financial instruments, including cash, accounts receivable, accounts payable, accrued expenses and other receivable/payable have net carrying values that approximate their fair values due to the short-term nature of these instruments.

NOTE 17 – Discontinued Operations

The Bangsheng Chemical had ceased all operations since October 31, 2008. In December 2009, the Company committed to a plan to sell the Bangsheng Chemical’s assets, excluding certain tax receivables, accrued expenses, and non-current income taxes payable. As such the Bangsheng Chemical plant equipment and inventory were classified as assets held for sale. The remaining assets and liabilities associated with the Bangsheng Chemical segment have been classified as assets and liabilities of discontinued operations as of December 31, 2009 and have been reclassified as of December 31, 2008 for comparative purpose.

Assets and liabilities of the Bangsheng Chemical are comprised of the following:

	December 31,
	2009	2008

Inventory	$-	$336,429
Income taxes receivable	801,983	496,779
Other taxes receivable	-	129,734
Current assets of discontinued operations	$801,983	$962,942
Assets held for sale	$1,718,475	$-
Non-current assets of discontinued operations	$-	$1,777,800
Accrued expenses	$42,068	$14,912
Non-current income taxes payable	$294,708	$293,977

The non-current assets of discontinued operations represent assets plant equipment held for use as of December 31, 2008.

The operating results of the Bangsheng Chemical for the years ended December 31, 2009, 2008 and 2007 are as follows:

	For the Years Ended December 31,
	2009	2008	2007

Net sales	$295,899	$67,007,450	$53,933,120
Cost of goods sold	295,899	45,986,499	39,282,251
Gross profit	-	21,020,951	14,650,869
Operating expenses:
Selling	-	110,813	90,909
General and administrative	367,937	1,322,263	574,105
Impairment of property, plant and equipment	-	3,931,253	-
Total operating expenses	367,937	5,364,329	665,014
Operating (loss) income	(367,937)	15,656,622	13,985,855
Other income (expense):
Interest income	78,442	102,796	179,560
Other expense, net	(160,055)	(1,229)	-
Other (expense) income, net	(81,613)	101,567	179,560
(Loss) income from discontinued operations before income taxes	(449,550)	15,758,189	14,165,415
Income tax expense	-	2,750,594	2,337,293
(Loss) income from discontinued operations	$(449,550)	$13,007,595	$11,828,122

NOTE 18 – Geographic information

The following summarizes the Company’s revenue, based on the geographic location of the customers:

	For the Years Ended December 31,
	2009		2008		2007
	2009	% of sales	2008	% of sales	2007	% of sales
PRC	$94,893,019	93%	$74,479,275	90%	$46,520,075	100%
Others	7,228,785	7%	7,940,414	10%	201,598	0%
Total net sales	$102,121,804	100%	$82,419,689	100%	$46,721,673	100%

All tangible long-lived assets for continuing operations are located in three provinces in the PRC, which amounted to $123,099,860 and $98,344,722, respectively, as of December 31, 2009 and December 31, 2008.

The following summarizes the Company's revenue, based on the product applications:

	For the Years Ended December 31,
	2009	2008	2007

Rubber	$35,019,991	$35,727,730	$21,337,188
Plastic	46,276,567	30,303,950	17,333,224
Adhesive	12,122,941	8,599,392	3,642,528
Paper	1,377,526	1,357,589	2,356
Paint and Ink	3,099,474	3,079,100	2,054,040
Latex	4,225,305	3,351,928	2,352,337
	$102,121,804	$82,419,689	$46,721,673

NOTE 19 – ShengdaTech, Inc. (Parent Company)

Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s subsidiaries in the PRC only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations. Under the Law of the PRC on Enterprises with Wholly Owned Foreign Investment, the Company’s subsidiaries in the PRC are required to allocate at least 10% of their after tax profits, after making good of accumulated losses as reported in their PRC statutory financial statements, to the general reserve fund and have the right to discontinue allocations to the general reserve fund if the balance of such reserve has reached 50% of their registered capital. These statutory reserves are not available for distribution to the shareholders (except in liquidation) and may not be transferred in the form of loans, advances or cash dividends.

For the years ended December 31, 2009 and 2008, $324,727 and $2,488,182 were appropriated from retained earnings and set aside for the statutory reserve by the Company’s subsidiaries in the PRC.

As a result of these PRC laws and regulations, the Company’s subsidiaries in the PRC are restricted in its ability to transfer a portion of their net assets to either in the form of dividends, loans or advances, which consisted of paid-up capital and statutory reserves amounting to $89,523,152 and $69,870,366, respectively, as of December 31, 2009 and December 31, 2008.

The following represents condensed unconsolidated financial information of the Parent Company only:

Condensed Balance Sheets

	December 31,	December 31,
	2009	2008
		As adjusted
Cash	$11,262	$-
Prepaid expenses	19,983	-
Inter-company loan receivable	27,557,001	55,882,911
Income tax refund receivable	1,455,906	-
Due from inter-company	2,371,927	651,095
Investment in unconsolidated subsidiaries	221,530,711	172,492,075
Debt issuance costs	1,720,209	3,096,073
Total assets	$254,666,999	$232,122,154

Accrued expenses	$527,832	$476,250
Income taxes payable	-	1,283,951
Long-term convertible notes	79,298,539	77,926,310
Deferred income tax liabilities	4,237,210	5,387,262
Total shareholders' equity	170,603,418	147,048,381
Total liabilities and shareholders' equity	$254,666,999	$232,122,154

	For the Years Ended December 31,
	2009	2008	2007
		As adjusted
Equity in earnings of unconsolidated subsidiaries	$29,280,321	$35,990,567	$27,429,612
Operating expenses	(1,096,257)	(715,024)	(399,267)
Interest expense	(10,635,500)	(7,456,418)	-
Interest income	1,497,196	1,752,800	-
Gain on extinguishment of long-term convertible notes	1,624,844	5,511,487	-
Earnings before income taxes	20,670,604	35,083,412	27,030,345
Income taxes	(2,434,003)	(944,890)	-
Net income	$23,104,607	$36,028,302	$27,030,345

Condensed Statements of Cash Flows

	For the Years Ended December 31,
	2009	2008	2007

Net cash used in operating activities	$(711,882)	$(2,867,631)	$(143,735)
Net cash (used in) provided by investing activities	-	(40,724,800)	136,257
Net cash provided by financing activities	723,144	43,589,329	-
Net increase (decrease) in cash	11,262	(3,102)	(7,478)
Cash at beginning of year	-	3,102	10,580
Cash at end of year	$11,262	$-	$3,102

The adoption of ASC 470-20 as discussed in Note 3 has resulted in a reduction in the carrying value of the Company’s convertible notes and debt issuance costs, an increase in deferred taxes and due from intercompany related to capitalized interest. The adoption had no impact on the 2007 condensed parent company’s financial statements.  The following table sets forth the effect of the retroactive application of ASC 470-20 on certain previously reported financial statement captions for the condensed balance sheets and condensed statements of income:

	December 31, 2008
	As previously			As retroactively
	reported	Adjustments	Reclassification	adjusted

Intercompany loan receivable	$55,882,911	$-	$-	$55,882,911
Due from inter-company	289,161	361,934	-	651,095
Investment in unconsolidated subsidiaries	172,493,493	(1,418)	-	172,492,075
Debt issuance cost, net	3,925,157	(829,084)	-	3,096,073
Deferred income tax assets	260,056		(260,056)	-
Total assets	$232,850,778	$(468,568)	$(260,056)	$232,122,154

Accrued expenses	$476,250	$-	$-	$476,250
Income taxes payable	1,283,951	-	-	1,283,951
Long-term convertible notes, net	95,250,000	(17,323,690)	-	77,926,310
Deferred income tax liabilities	-	5,647,318	(260,056)	5,387,262
Total shareholder's equity	135,840,577	11,207,804	-	147,048,381
Total liabilities and shareholder's equity	$232,850,778	$(468,568)	$(260,056)	$232,122,154

	For the Year Ended December 31, 2008
	As previously		As retroactively
	reported	Adjustments	adjusted

Equity in earnings of unconsolidated subsidiaries	$35,991,985	$(1,418)	$35,990,567
Operating expenses	(715,024)	-	(715,024)
Interest expense	(4,766,681)	(2,689,737)	(7,456,418)
Interest income	1,752,800	-	1,752,800
Gain on repurchase of long-term convertible notes	9,018,169	(3,506,682)	5,511,487
Earnings before income taxes	41,281,249	(6,197,837)	35,083,412
Income taxes	1,245,798	(2,190,688)	(944,890)
Net income	$40,035,451	$(4,007,149)	$36,028,302

There was no effect on the condensed statement of cash flows for the year ended December 31, 2008.

SHENGDATECH, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010 AND 2009

CONTENTS

Unaudited Condensed Consolidated Balance Sheets – September 30, 2010 and December 31, 2009	F-32

Unaudited Condensed Consolidated Statements of Income – Three and Nine months ended September 30, 2010 and 2009	F-33

Unaudited Condensed Consolidated Statements of Cash Flows – Nine months ended September 30, 2010 and 2009	F-34

Notes to Unaudited Condensed Consolidated Financial Statements	F-35

SHENGDATECH, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

		September 30,	December 31,
	Note	2010	2009
ASSETS
Current assets:
Cash		$120,649,206	$115,978,763
Accounts receivable		6,146,848	4,600,722
Inventories	(3)	2,113,346	2,018,283
Prepaid expenses and other receivables		3,777,795	3,947,086
Income tax refund receivable		1,455,906	1,455,906
Debt issuance costs		815,639	-
Current assets of discontinued operations	(14)	818,637	801,983
Assets held for sale	(14)	1,754,163	1,718,475
Total current assets		137,531,540	130,521,218

Property, plant and equipment, net	(4)	127,237,848	123,099,860
Land use rights		30,153,106	15,432,743
Intangible assets		234,790	280,329
Deposit for mining rights	(6)	268,734	-
Debt issuance costs		-	1,720,209
Total assets		$295,426,018	$271,054,359

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable		$1,719,051	$3,998,532
Accrued expenses and other payables		6,586,326	4,737,356
Long-term convertible notes, current portion	(8)	84,536,567	-
Payable for acquisition	(2)	-	3,803,060
Income taxes payable		2,099,079	60,573
Due to related parties	(7)	773,081	1,572,427
Current liabilities of discontinued operations	(14)	43,038	42,068
Total current liabilities		95,757,142	14,214,016

Long-term convertible notes	(8)	-	79,298,539
Non-current income taxes payable	(5)	2,137,379	1,598,237
Note payable to related party	(7)	-	601,631
Deferred income tax liabilities		853,928	4,443,810
Non-current liabilities of discontinued operations	(14)	300,828	294,708
Total liabilities		99,049,277	100,450,941

Shareholders' equity:
Preferred Stock, par value: $0.00001 per share, authorized: 10,000,000 shares, outstanding, nil		-	-
Common Stock, par value: $0.00001 per share, authorized: 100,000,000 shares issued and outstanding: 54,202,036 shares		542	542
Additional paid-in capital		37,132,442	37,132,442
Statutory reserves		8,455,328	8,455,328
Retained earnings		131,845,642	111,197,045
Accumulated other comprehensive income		18,942,787	13,818,061
Total shareholders' equity		196,376,741	170,603,418

Commitments and contingencies	(6)

Total liabilities and shareholders' equity		$295,426,018	$271,054,359

See accompanying notes to unaudited condensed consolidated financial statements.

SHENGDATECH, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

		For the Three Months Ended September 30,		For the Nine Months Ended September 30,

	Note	2010	2009	2010	2009
					As restated (Note 1)

Net sales		$34,417,385	$25,376,060	$97,881,755	$72,066,915
Cost of goods sold		20,405,837	15,295,481	57,539,986	42,113,090
Gross profit		14,011,548	10,080,579	40,341,769	29,953,825

Operating expenses:
Selling		662,112	549,177	1,798,490	1,397,013
General and administrative		1,830,204	1,341,298	4,853,287	3,987,820
Total operating expenses		2,492,316	1,890,475	6,651,777	5,384,833
Operating income		11,519,232	8,190,104	33,689,992	24,568,992

Other income (expense):
Interest income		78,520	42,967	249,677	570,197
Interest expense )	(4)	(3,541,839)	(2,822,212)	(10,207,261)	(7,626,124)
Gain on extinguishment of long-term convertible notes		-	-	-	1,624,844
Other expense, net		(36,804)	(1,861)	(50,622)	(61,688)
Other expense, net		(3,500,123)	(2,781,106)	(10,008,206)	(5,492,771)

Income from continuing operations before income taxes		8,019,109	5,408,998	23,681,786	19,076,221

Income tax expense		973,374	560,608	2,853,863	2,243,148
Income from continuing operations		7,045,735	4,848,390	20,827,923	16,833,073

Discontinued operations	(14)
Loss from discontinued operations before income taxes		(57,157)	(217,979)	(179,326)	(391,857)
Income tax expense		-	-	-	-
Loss from discontinued operations		(57,157)	(217,979)	(179,326)	(391,857)

Net income		$6,988,578	$4,630,411	$20,648,597	$16,441,216

Basic earnings per share:	(11)
Income from continuing operations		$0.13	$0.09	$0.38	$0.31
Loss from discontinued operations		$(0.00)	$(0.00)	$(0.00)	$(0.01)
Net income per share		$0.13	$0.09	$0.38	$0.30
Diluted earnings per share:	(11)
Income from continuing operations		$0.13	$0.09	$0.38	$0.31
Loss from discontinued operations		$(0.00)	$(0.00)	$(0.00)	$(0.01)
Net income per share		$0.13	$0.09	$0.38	$0.30
Weighted-average shares outstanding:	(11)
Basic		54,202,036	54,202,036	54,202,036	54,202,036
Diluted		54,205,865	54,207,742	54,207,133	54,204,109

See accompanying notes to unaudited condensed consolidated financial statements.

SHENGDATECH, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Nine Months Ended September 30,
	2010	2009
		As restated (Note 1)
Cash flows from operating activities:
Net income	$20,648,597	$16,441,216
Loss from discontinued operations	(179,326)	(391,857)
Income from continuing operations	20,827,923	16,833,073
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4,572,120	3,124,661
Land use rights expense	352,316	237,306
Amortization of debt issuance costs	904,569	916,232
Amortization of debt discount	5,238,028	4,115,580
Gain on extinguishment of long-term convertible notes	-	(1,624,844)
Deferred income tax	(3,592,429)	(1,630,414)
Share-based compensation expense	-	20,172
Changes in operating assets and liabilities:
Accounts receivable	(1,425,408)	(238,270)
Inventories	(52,227)	597,689
Prepaid expenses and other receivables	250,567	(4,060,110)
Accounts payable	90,299	(225,606)
Accrued expenses and other payables	1,754,723	993,862
Income taxes payable/refund receivable	2,504,705	(1,310,362)
Due to related parties	(43,973)	(31,675)
Net cash provided by operating activities	31,381,213	17,717,294
Cash flows from investing activities:
Cash paid for acquisition of Chaodong	(3,808,240)	-
Purchase of property, plant and equipment, including interest capitalized	(9,902,595)	(23,856,337)
Purchase of land use rights and mining rights	(14,722,475)	-
Net cash used in investing activities	(28,433,310)	(23,856,337)
Cash flows from financing activities:
Payment to extinguish long-term convertible notes	-	(2,535,745)
Net cash used in financing activities	-	(2,535,745)
Cash flows from discontinued operations:
Net cash used in operating activities	(179,232)	(158,003)
Net cash used in investing activities	-	-
Net cash used in financing activities	-	-
Effects of exchange rate changes on cash in discontinued operations	2,220	52,753
Net cash used in discontinued operations	(177,012)	(105,250)
Effect of exchange rate changes on cash	1,899,552	(47,453)
Net increase (decrease) in cash	4,670,443	(8,827,491)
Cash at beginning of period	115,978,763	114,287,073
Cash at end of period	$120,649,206	$105,459,582

Non-cash investing activities:
Accounts payable for purchase of property, plant and equipment	$-	$1,614,378
Due to related parties for purchases of property, plant and equipment	$-	$1,360,314
Supplemental disclosures of cash flow information:
Cash paid for income taxes	$3,939,622	$5,484,883
Cash paid for interest, net of capitalized interest	$2,700,810	$1,175,628

See accompanying notes to unaudited condensed consolidated financial statements.

NOTE 1 – Nature of Business

Principal activities

ShengdaTech, Inc. (“ShengdaTech”) and its subsidiaries (collectively, the “Company”) are engaged primarily in developing, manufacturing and marketing nano precipitated calcium carbonate (“NPCC”) products. The Company sells its products mainly through a direct sales force.  The geographic markets cover several provinces, primarily Shandong and Shaanxi of the People’s Republic of China (“PRC”).  The NPCC sold by the Company is ultra fine precipitated calcium carbonate with an average particle diameter of under 100 nano-meters for application as an additive in various products, including paper, paints, rubber and plastic industries. The Company currently supplies NPCC products primarily to the tire and polyvinyl chloride (“PVC”) building materials industries.

Prior to November 1, 2008, the Company’s chemical segment manufactured and sold chemical products used in the chemical, pharmaceutical, lighting and textile industries. On June 20, 2008 the Company received a notice from the Tai'an City Government requiring Shandong Bangsheng Chemical Co., Ltd. (“Bangsheng Chemical”), which represented the Company’s entire operations for its chemical segment, to cease production by October 31, 2008 due to the close proximity of the chemical facility to residential and non-manufacturing business properties. The Company considered alternatives in order to continue the Company’s chemical operations and on August 11, 2008, the Company entered into an agreement with Shandong Shengda Technology Co. Ltd. (“Shandong Shengda”), a related party of which the Chief Executive Officer (“CEO”) Mr. Xiang Zhi Chen (“Mr. Chen”) of the Company is the major shareholder, to acquire a state-owned company, Jinan Fertilizer Co. Ltd. (“Jinan Fertilizer”), located in Jinan, Shandong Province. Jinan Fertilizer manufactures chemical products similar to those produced by Bangsheng Chemical and therefore the Company intended to consolidate the Bangsheng Chemical operations with Jinan Fertilizer. However, in March 2009, the Board of Directors decided that the Company would no longer pursue the acquisition of Jinan Fertilizer. The Company did not incur any liability or costs as a result of not consummating the acquisition of Jinan Fertilizer.

In December 2009, the Company committed to a plan to sell substantially all of the Bangsheng Chemical operating assets, primarily plant equipment, as well as satisfied all of the other criteria in order for a long-lived asset (disposal group) to be classified as held for sale in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Section 360-10-45, Impairment or Disposal of Long-Lived Assets, or ASC 360-10-45, and the criteria for reporting discontinued operations in accordance with FASB ASC Subtopic 205-20,  Discontinued Operations, or ASC 205-20, as of December 31, 2009. As a result, the Company has presented the assets, liabilities, operating results and cash flows of Bangsheng Chemical as discontinued operations for all periods presented in the accompanying interim condensed consolidated financial statements. In addition, Bangsheng Chemical plant equipment and inventory to be disposed of are classified as assets held for sale. As of December 31, 2009, the Company had ceased all operations at Bangsheng Chemical. Additional information on discontinued operations is disclosed in Note 14.

On December 11, 2009, Faith Bloom, a wholly-owned subsidiary of ShengdaTech, acquired 100% of the equity interest of Anhui Chaodong Nanomaterials Science and Technology, Co., Ltd (“Chaodong”).  Chaodong changed its name to Anhui Yuanzhong Nanomaterials Co., Ltd. (“Anhui Yuanzhong”) in April 2010. See Note 2.

Basis of presentation

The accompanying interim condensed consolidated financial statements of the Company include ShengdaTech and its wholly-owned subsidiaries.  The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) for interim financial information and the instructions to Form 10-Q and Article 10 of Regulation S-X of the Securities and Exchange Commission. In the opinion of the Company’s management, the interim condensed consolidated financial information provided herein reflects all adjustments (consisting of normal and recurring adjustments) necessary for a fair presentation of the Company's consolidated financial position as of September 30, 2010, the results of its operations for the three and nine months ended September 30, 2010 and 2009, and its cash flows for the nine months ended September 30, 2010 and 2009. The results of operations for the three and nine months ended September 30, 2010 and cash flows for the nine months ended September 30, 2010 are not necessarily indicative of the results to be expected for the full year. The December 31, 2009 condensed consolidated balance sheet was derived from audited consolidated financial statements of the Company. These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 2009, which are included in the Company's  2009 Annual Report on Form 10-K, Amendment No 2, filed on September 15, 2010.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and costs and expenses during the reporting periods. Changes in estimates are reflected in the periods during which they become known. Actual amounts may differ from these estimates and could differ materially.

Correction of errors

The Company’s interim condensed consolidated statements of income and cash flows for the nine months ended September 30, 2009 have been restated from previously issued interim condensed consolidated financial statements to correct an immaterial overstatement of income tax expense of $293,068 and an understatement of basic earnings per share from continuing operations of $0.01 per share, resulting from extinguishment of long-term convertible notes in February 2009.  There was no effect on the interim condensed consolidated statement of income for the three months ended September 30, 2009.

	For the Nine Months Ended September 30, 2009
	As previously
	reported	Adjustments	Reclassifications	As restated
Income from continuing operations before income taxes	$18,684,364	$-	$391,857	$19,076,221
Income tax expense	2,536,216	(293,068)	-	2,243,148
Income from continuing operations	16,148,148	293,068	391,857	16,833,073
Loss from discontinued operations	-	-	(391,857)	(391,857)
Net income	$16,148,148	$293,068	$-	$16,441,216
Earnings per share from continuing operations:
Basic	$0.30	$0.01	$-	$0.31
Diluted	$0.30	$0.01	$-	$0.31

	For the Nine Months Ended September 30, 2009
	As previously
	reported	Adjustments	Reclassifications	As restated
Net income	$16,148,148	$293,068	$-	$16,441,216
Loss from discontinued operations	-	-	(391,857)	(391,857)
Income from continuing operations	16,148,148	293,068	391,857	16,833,073
Net cash provided by operating activities	17,559,291	-	158,003	17,717,294
Net cash used in investing activities	(23,856,337)	-	-	(23,856,337)
Net cash used in financing activities	(2,535,745)	-	-	(2,535,745)
Net cash used in discontinued operations	-	-	(158,003)	(158,003)
Effects of exchange rate changes on cash in discontinued operations	-		52,753	52,753
Effect of exchange rate changes on cash	5,300	-	(52,753)	(47,453)
Net decrease in cash	$(8,827,491)	$-	$-	$(8,827,491)

Recently adopted accounting pronouncements

In August 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-05, Measuring Liabilities at Fair Value, or ASU 2009-05, which amends FASB ASC Topic 820, Fair Value Measurements and Disclosures, or ASC 820 to provide clarification of circumstances in which a quoted price in an active market for an identical liability is not available. A reporting entity is required to measure fair value using one or more of the following methods: 1) a valuation technique that uses a) the quoted price of the identical liability when traded as an asset or b) quoted prices for similar liabilities (or similar liabilities when traded as assets) and/or 2) a valuation technique that is consistent with the principles of ASC 820. ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include inputs relating to the existence of transfer restrictions on that liability. The adoption of this ASU did not have an impact on the Company’s consolidated financial statements.

On January 1, 2009, the Company adopted FASB ASC Topic 805, Business Combinations, or ASC 805. ASC 805 requires an acquirer to recognize the assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. ASC 805 also requires the capitalization of research and development assets acquired in a business combination at their acquisition date fair values, separately from goodwill. In addition, ASC 805 requires that any post-acquisition adjustments to deferred tax asset valuation allowances and liabilities related to uncertain tax positions be recognized in current period income tax expense. ASC 805 was effective for the Company beginning January 1, 2009. The Company accounted for the acquisition of Chaodong on December 11, 2009 in accordance with ASC 805 (See Note 2) and will account for future business combinations in accordance with its provisions.

On January 1, 2009, the Company adopted FASB ASC Subtopic 820-10, Fair Value Measurements and Disclosures, for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The initial adoption of the provisions of this standard related to nonfinancial assets and nonfinancial liabilities did not have any impact on the Company’s consolidated financial statements.

NOTE 2 - Acquisition

On December 11, 2009, the Company acquired 100% of the equity interest of Chaodong, a manufacturer of NPCC, including mining rights to certain limestone reserves (with a remaining period of approximately two years for the mining rights) and existing buildings and equipment for cash consideration of RMB 26,000,000 (approximately $3.8 million). The Company did not assume any liabilities as of the date of the acquisition. The operating results of Chaodong are included in the Company’s condensed consolidated financial statements from the date of the acquisition.

The purchase price of $3.8 million was paid in full on January 20, 2010. The allocation of the purchase price has been finalized as of June 30, 2010. The final allocation of the purchase price did not result in any additional adjustments to the recorded amounts of assets as of December 31, 2009.

The following pro forma information summarizes the result of operations for the three and nine months ended September 30, 2009, as if the Chaodong acquisition had occurred as of the beginning of the periods presented. Adjustments for depreciation expense based on the fair value of the newly acquired property and equipment using the Company’s depreciation policy and amortization of mining rights based on the Company’s amortization policy have been applied retroactively. The pro forma result does not reflect any operating efficiencies or potential cost savings that may result from the combined operations of the Company and Chaodong. Accordingly, the pro forma result is presented for illustrative purposes and is not intended to represent or be indicative of the actual result of operations of the combined companies that would have been achieved had the acquisition occurred at the beginning of the period presented, nor is it intended to represent or be indicative of future result of operations.

	Pro Forma	Pro Forma
	For the Three Months	For the Nine Months
	Ended September 30, 2009	Ended September 30, 2009
Net sales	$25,376,060	$72,066,915
Operating income	8,030,452	24,089,808
Income from continuing operations	4,690,236	16,358,383
Loss from discontinued operations	(217,979)	(391,857)
Net income	$4,472,257	$15,966,526

NOTE 3 – Inventories

Inventories consist of the following:

	September 30,	December 31,
	2010	2009
Raw materials	$1,126,526	$1,003,929
Work-in-process	418,924	383,960
Finished goods	567,896	630,394
Total inventories	$2,113,346	$2,018,283

Raw materials consist primarily of anthracite and limestone supplies used in the Company’s production of NPCC products.

NOTE 4 – Property, plant and equipment

Property, plant and equipment consist of the following:

	September 30,	December 31,
	2010	2009
Buildings	$30,914,467	$30,224,605
Plant, machinery and equipment	107,333,622	104,836,652
Motor vehicles	153,976	150,843
Office equipment	631,967	592,456
Construction in progress	5,966,254	138,163
Total property, plant and equipment	145,000,286	135,942,719
Less: accumulated depreciation	(17,762,438)	(12,842,859)
Total property, plant and equipment, net	$127,237,848	$123,099,860

Depreciation expense was $1,536,612 and $1,125,677 for the three months ended September 30, 2010 and 2009, respectively and $4,572,120 and $3,124,661 for the nine months ended September 30, 2010 and 2009, respectively.

A reconciliation of total interest cost incurred to interest expense as reported in the condensed consolidated statements of income for the three and nine months ended September 30, 2010 and 2009 is as follows:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2010	2009	2010	2009
Total interest cost incurred	$3,541,839	$3,134,257	$10,207,261	$9,151,306
Interest cost capitalized	-	(312,045)	-	(1,525,182)
Interest expense	$3,541,839	$2,822,212	$10,207,261	$7,626,124

NOTE 5 – Income taxes

The Company’s effective income tax rates are 12.1% and 10.4% for the three months ended September 30, 2010 and 2009, respectively and 12.1% and 11.8% for the nine months ended September 30, 2010 and 2009, respectively.  Income tax expense mainly includes foreign income tax expense and domestic deferred income tax benefit.

Management periodically evaluates the likelihood of the realization of deferred income tax assets, and reduces the carrying amount of those deferred income tax assets by a valuation allowance to the extent it believes that such portion will not be realized. The Company considers many factors when assessing the likelihood of future realization of its deferred income tax assets, including cumulative earnings position by taxing jurisdiction, expectations of future taxable income, the carryforward periods available for tax reporting purposes and other relevant factors. Significant judgment is required in making this assessment.

The Company is also subject to audits by foreign taxing authorities, primarily tax authorities of the PRC, where the Company conducts a majority of its business.

Management evaluates the Company’s tax positions quarterly and the associated interest and penalties, if applicable. As of September 30, 2010 the Company’s unrecognized tax benefits, included in non-current income tax payable on the Company’s unaudited condensed consolidated balance sheet, amounted to $2,137,379.

NOTE 6 – Commitments and contingencies

Project Investment Agreement – On August 28, 2009, Faith Bloom entered into a Project Investment Agreement (the “Investment Agreement”) with the local government of Hanshan County, Anhui Province, PRC (the “local government”).  Pursuant to the Investment Agreement, the Company will invest RMB 1,200,000,000 (approximately $175.7 million) in several phases by January 2013, which includes an investment in a new NPCC project with capacity to manufacture 200,000 tons of NPCC per year and the purchase of approximately 341,335 square meters (approximately 84.35 acres) of land use rights. The local government has also agreed to grant the Company mining rights to certain limestone reserves. The mining rights grants are subject to local government administrative processes. In addition, on August 28, 2009, the Company entered into an agreement with the local government to purchase the land use rights for approximately 66,767 square meters (16.50 acres) of land (the “Land Use Right Agreement”) for use in the operations of Chaodong.  The land use rights have been purchased as described below.

During the third quarter of 2010, pursuant to the Investment Agreement and the Land Use Right Agreement, the Company completed its purchase of 406,807 square meters (approximately 100.5 acres) land use rights with a beneficial period of 50 years for a purchase price of total RMB 98,554,280 (approximately $14,713,767), including title taxes and fees for the land certificate. The newly acquired land use rights are included in land use rights in the accompanying condensed consolidated balance sheet as of September 30, 2010.

Mining Rights – On May 25, 2010, the Company entered into an agreement to purchase three-year mining rights for approximately 11.61 million metric tons of limestone reserves with the Shaanxi provincial government for its Shaanxi facility for RMB 1,800,000 (approximately $268,734). The Company paid RMB 720,000 (approximately $107,494) for such mining rights on June 22, 2010 and on July 28, 2010 the Company paid the remaining balance of RMB 1,080,000 (approximately $161,240) due under the agreement. The total amount of payment for mining rights of $268,734 has been recorded as a deposit for mining rights on the accompanying condensed consolidated balance sheet as of September 30, 2010. The Company plans to utilize third parties for mining and processing operations and does not plan to engage in any mining or processing operations.

Leases – The Company leases land and buildings from Shandong Shengda, a related party. The lease was entered into by the Company’s subsidiary, Shandong Haize Nano for a 20-year term up to 2024. These leases are classified as operating leases.

Total rent expense under these leases for the three months ended September 30, 2010 and 2009 was $48,095 and $47,668, respectively and $143,522 and $142,974 for the nine months ended September 30, 2010 and 2009, respectively.

Future minimum lease payments under the Company's lease agreement as of September 30, 2010 are as follows:

Lease
Payments
2010	$47,841
2011	191,362
2012	191,362
2013	191,362
2014	191,362
Thereafter	1,904,052
$2,717,341

Capital commitments – The Company has contractual obligations related to the purchase of property and equipment amounting to $6,270,903 as of September 30, 2010.

NOTE 7 – Related party transactions

Due to related parties – As of September 30, 2010 and December 31, 2009, the amount due to Shandong Shengda was $158,000 and $212,034, respectively, comprised primarily of rent for land and buildings. Mr. Chen, the President and CEO of the Company, is the majority shareholder of Shandong Shengda. In addition, the Company has a 3% unsecured note payable to Shandong Shengda. Total principal and accrued interest outstanding was $615,081 and 601,631 as of September 30, 2010 and December 31, 2009, respectively. The note payable plus accrued interest is expected to be paid before December 31, 2010 and is included in the due to related parties on accompanying unaudited condensed consolidated balance sheet as of September 30, 2010 and as a note payable to related party as of December 31, 2009.

In 2008 the Company purchased $17,662,846 of equipment from Shandong Haiqing Chemical Co., Ltd. (“Shandong Haiqing”). Mr. Chen, the President and CEO of the Company, was also the CEO of Shandong Haiqing during 2008.  Mr. Chen’s contract with Shandong Haiqing expired as of January 1, 2009. Shandong Haiqing has appointed a new CEO and as a result effective January 1, 2009, Shandong Haiqing is no longer considered a related party of the Company. Amounts due to Shandong Haiqing related to these purchases for contracts entered into prior to January 1, 2009 amounted to $1,360,393 as of December 31, 2009. This amount, which was related to equipment quality retention withheld for one year from the time of the Zibo facility starting its operations, was paid to Shandong Haiging during the second quarter of 2010.

NOTE 8 – Long-term convertible notes

On May 28, 2008 the Company issued $100,000,000 of 6% long-term convertible notes due June 1, 2018 (the “Notes”) in a private placement. On June 25, 2008, the Company issued an additional $15,000,000 of the Notes .  Proceeds from the issuance of the Notes were $115,000,000. The Notes bear interest at 6% per annum, payable semiannually on June 1 and December 1, and have a maturity date of June 1, 2018. At maturity, subject to certain exceptions, the Company will be required to repay the principal amount of the Notes.

The Notes are convertible, at the option of the holders, at any time prior to maturity, into common shares at an initial conversion rate of 100.6036 shares per $1,000 principal amount of the Notes (at approximately $9.94 per common share) subject to adjustment.  Holders who convert their Notes at any time prior to June 1, 2011 are entitled to additional interest in cash or, at the Company’s option, in common shares of the Company. The additional interest shall be equal to the interest due and payable from the date of issuance until and including June 1, 2011, less any interest actually paid prior to the date of such conversion (such additional interest is referred to as the “make-whole interest payment”). Upon conversion of a convertible note, if the Company chooses to pay the make-whole interest payment in shares, the aggregate make-whole interest to such noteholder shall not exceed $68.21 per each $1,000 original principal amount of Notes.

The Company adopted ASC 470-20 as of January 1, 2009. Under the new method of accounting, the debt and equity components of the Notes were bifurcated and accounted for separately and interest expense is computed using an effective interest rate of 13.5% as the Notes are accreted to the face value.

The Notes as of September 30, 2010 and December 31, 2009 are summarized as follows:

	September 30,	December 31,
	2010	2009
Principal amount of long-term convertible notes	$90,027,000	$90,027,000
Conversion option subject to cash settlement	(5,490,433)	(10,728,461)
Net carrying amount	$84,536,567	$79,298,539

Carrying amount of additional paid in capital	$15,214,953	$15,214,953

Conversion option subject to cash settlement or debt discount is amortized as interest expense through June 1, 2011, the earliest date the holders of the Notes can demand payment.  In addition, prior to such date, holders of the Notes can convert their Notes and receive an additional interest in cash or, at the Company’s option, in common shares of the Company.  Debt issuance costs of $4,621,967 as of May 28, 2008, have been capitalized and are being amortized on a straight-line basis, which approximate the effective interest rate method from the date the Notes were issued to June 1, 2011.

Interest relating to the Notes was recognized as follows:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2010	2009	2010	2009
Contractual coupon interest on convertible notes	$1,350,405	$1,350,405	$4,051,215	$4,097,243
Amortization of debt discount	1,884,711	1,477,909	5,238,028	4,115,580
Amortization of debt issuance costs	301,523	301,523	904,569	916,232
Interest cost capitalized	-	(312,045)	-	(1,525,182)
Interest expense	$3,536,639	$2,817,792	$10,193,812	$7,603,873

The Company cannot redeem the Notes prior to June 1, 2011. Beginning on or after June 1, 2011 and up to May 31, 2013, the Company may redeem the Notes for cash, in whole or part, at a price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest to, but excluding, the redemption date, if the last trading price of the Company’s shares of common stock, subject to certain qualifications, is at least 150% of the conversion price then in effect on the trading date. On or after June 1, 2013, the Company may redeem the Notes for cash in whole or in part, at a price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest to, but excluding, the redemption date.

On June 1, 2011 and June 1, 2013, holders of the Notes may require the Company to purchase all or a portion of the Notes at a purchase price in cash equal to 100% of the principal amount of the Notes being repurchased plus accrued and unpaid interest to, but excluding, the repurchase date, subject to certain notification requirements.  As a result, the Notes have been classified as a current liability as of September 30, 2010.

The Company evaluated the accounting for embedded call and put and determined that such call and put options are clearly and closely related to the Notes because the amount paid upon settlement is fixed at a price equal to the principal amount plus accrued and unpaid interest, and as such would not be accounted for separately.

The Notes require the Company not incur any secured indebtedness and it will not permit any of its subsidiaries to directly or indirectly incur any indebtedness. The Company will be permitted to incur additional indebtedness which ranks equal in right of payment to the Notes in an amount not to exceed $15,000,000; provided that such indebtedness does not require any repayment prior to the next purchase date as set forth in the Notes. The Company will be permitted to issue equity securities, including common stock and preferred stock (in the case of preferred stock, which shall not be redeemable or otherwise repayable prior to the stated maturity date of the Notes so long as 25% or more of the initial aggregate principal amount of Notes issued, including any Notes issued pursuant to the over-allotment option, is outstanding), and any securities which rank junior in right of payment to the Notes.

According to the terms of the Notes, the Company can repurchase the Notes in the open market any time. During February 2009, the Company repurchased, in privately negotiated transactions, part of the Notes with a principal amount of $5,223,000 from certain investors for cash of $2,535,745 plus accrued interest of $72,144. In conjunction with the repurchases, the Company recognized a pre-tax gain of $1,624,844, net of unamortized debt issuance costs and discount of $158,109 and $904,302, respectively, for the nine months ended September 30, 2009.

No portion of the consideration paid by the Company was deemed to represent reacquisition of the equity component at the time of the settlement based on the Company’s fair value considerations of the liability component of the Notes immediately prior to the extinguishment.

NOTE 9 – Share-based compensation

On March 11, 2010 the Company’s Board of Directors approved the 2010 Omnibus Long-Term Incentive Plan (the “Plan”).  A maximum number of 9,756,366 shares are available for issuance under the Plan, with a maximum number available to any one grantee during any calendar year limited to 300,000 shares.  The Plan provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, unrestricted stock and cash awards to employees and service providers of the Company as defined in the Plan. The Plan was approved by the Company’s stockholders on April 21, 2010.  There were no awards made under the Plan since its inception.

Options – There were no options granted for the nine months ended September 30, 2010. On January 1, April 1 and September 1, 2009, respectively, the Company issued options to a director to purchase 5,000 shares of common stock under each grant date (15,000 in the aggregate) at an exercise price of $3.52 $3.10 and $3.75 per share with a contractual term of three years and immediately vesting. The fair value of each option grant was estimated at $1.35, $1.20 and $1.48, respectively.

Share-based payments recognized as compensation expense on the date of the grant and included in general and administrative expenses were $7,382 and $20,172 for the three and nine months ended September 30, 2009, respectively. The Company estimated the fair value of options granted in 2009 using a Black-Scholes option-pricing model with the following assumptions:

2009
Expected life	1.50 years
Expected volatility	80.81% - 81.99%
Risk free interest rate	1.14% - 1.57%
Dividend yield	0%

The risk-free interest rate is based on the U.S. Treasury zero-coupon rate. Expected volatility of stock option awards is estimated based on the Company’s historical stock price using the expected life of the grant. Expected life is based upon the short-cut method.

Stock option transactions for the nine months ended September 30, 2010 are as follows:

			Weighted Average
			Remaining	Aggregate
		Weighted Average	Contractual Term	Intrinsic
	Number	Exercise Price	(Years)	Value
Outstanding at January 1, 2010	30,000	$5.97	1.87	$40,100
Granted	-	-
Exercised	-	-
Outstanding at September 30, 2010	30,000	$5.97	1.13	$27,350

Vested at September 30, 2010	30,000	$5.97	1.13	$27,350

NOTE 10 – Comprehensive income

The following table presents the components of comprehensive income for the three and nine months ended September 30, 2010 and 2009:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2010	2009	2010	2009
Net income	$6,988,578	$4,630,411	$20,648,597	$16,441,216
Other comprehensive income:
Foreign currency translation adjustments	4,120,150	201,837	5,124,726	418,430
Comprehensive income	$11,108,728	$4,832,248	$25,773,323	$16,859,646

NOTE 11 - Earnings per share

Basic earnings per share (“EPS”) is computed by dividing net income by the weighted-average shares of common stock outstanding during the period. Diluted EPS is calculated by dividing net income as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of convertible notes, using the if-converted method, and common stock issuable upon the exercise of outstanding share options and warrants (using the treasury stock method). Potential dilutive securities are not included in the calculation of diluted earnings per share if the effect is anti-dilutive.

The following table sets forth the computation of basic and diluted earnings per share:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2010	2009	2010	2009
Income from continuing operations	$7,045,735	$4,848,390	$20,827,923	$16,833,073
Loss from discontinued operations	$(57,157)	$(217,979)	$(179,326)	$(391,857)
Net income	$6,988,578	$4,630,411	$20,648,597	$16,441,216

Weighted average shares:
Basic	54,202,036	54,202,036	54,202,036	54,202,036
Effect of dilutive securities:
Options	3,829	5,706	5,097	2,073
Diluted	54,205,865	54,207,742	54,207,133	54,204,109

Basic earnings per share:
Income from continuing operations	$0.13	$0.09	$0.38	$0.31
Loss from discontinued operations	$(0.00)	$(0.00)	$(0.00)	$(0.01)
Net income per share	$0.13	$0.09	$0.38	$0.30
Diluted earnings per share:
Income from continuing operations	$0.13	$0.09	$0.38	$0.31
Loss from discontinued operations	$(0.00)	$(0.00)	$(0.00)	$(0.01)
Net income per share	$0.13	$0.09	$0.38	$0.30

The potential common shares of 10,364,475 and 10,255,814 related to the convertible notes were anti-dilutive and were excluded from the diluted earnings per share computation for the three and nine months ended September 30, 2010, respectively.  The potential common shares of 11,766,196 and 12,595,210 related to the convertible notes were anti-dilutive and were excluded from the diluted earnings per share computation for the three and nine months ended September 30, 2009, respectively.

The total number of potential common shares excluded from the diluted earnings per share computation because the exercise price of the stock options exceeded the average price of the Company’s common stock was 15,000 for the three and nine months ended September 30, 2010 and 2009, respectively.

NOTE 12 – Significant Concentrations, Risks and Uncertainties

Financial instruments that potentially subject the Company to significant concentrations of credit risk primarily consist of cash and accounts receivable included in the condensed consolidated balance sheets. The Company deposits its cash in banks primarily in the PRC. Historically, deposits in the PRC banks have been secure due to the state policy on protecting depositors’ interests.

The Company sells its products primarily in the PRC.  The Company continuously monitors the creditworthiness of its customers and has internal policies regarding customer credit limits. The Company has no customer that individually comprised 10% or more of the Company’s consolidated sales or accounts receivable.

The Company is dependent on certain suppliers for major materials used in manufacturing of its products. If the supply of certain materials were interrupted, the Company’s own manufacturing process could be delayed and could cause a possible loss of sales, which would adversely affect operating results. Purchases (net of VAT) made from four (4) local suppliers for soft coal, limestone, and modification agents for the nine months ended September 30, 2010 were $20,249,370.  Purchases (net of VAT) made from four (4) local suppliers for soft coal, limestone, and modification agents for the nine months ended September 30, 2009 were $19,713,526.

NOTE 13 – Fair Value Measurements

Effective January 1, 2008, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, or ASC 820, with the exception for nonrecurring, nonfinancial assets and liabilities where adoption had been deferred and would be effective on the first day of fiscal year 2010. The adoption of ASC 820 did not impact the Company’s financial position, results of operations or cash flows. ASC 820 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

As of September 30, 2010, the estimated fair value of the outstanding convertible notes was $89,126,730 based on the level 3 valuation which compared to a carrying value of $84,536,567. As of December 31, 2009, the estimated fair value of the outstanding convertible notes was approximately $86,425,920 based on the level 3 valuation which compared to a carrying value of $79,298,539. Due to the fact that there is no active market for this instrument, the fair value of the convertible notes was estimated using a discounted cash flow analysis based on current borrowing rates for instruments with similar terms. In addition, the Company utilized other sources of information for the relevant market parameters in order to develop its fair value.

The Company’s other financial instruments including cash, accounts receivable, accounts payable, accrued expenses and other receivable/payable have net carrying values that approximate their fair values due to the short-term nature of these instruments.

NOTE 14 – Discontinued Operations

The Bangsheng Chemical had ceased all operations since October 31, 2008. In December 2009, the Company committed to a plan to sell the Bangsheng Chemical’s assets, excluding certain tax receivables, accrued expenses, and non-current income taxes payable. As such the Bangsheng Chemical plant equipment and inventory were classified as assets held for sale. Assets held for sale, excluding $16,847 amount of inventory are recognized at the lesser of carrying value or fair value less costs to sell. The remaining assets and liabilities associated with the Bangsheng Chemical segment have been classified as assets and liabilities of discontinued operations as of September 30, 2010 and December 31, 2009.

Assets and liabilities of the Bangsheng Chemical are comprised of the following:

	September 30,	December 31,
	2010	2009
Income taxes receivable	818,637	801,983
Current assets of discontinued operations	$818,637	$801,983
Assets held for sale	$1,754,163	$1,718,475
Accrued expenses	$43,038	$42,068
Non-current income taxes payable	$300,828	$294,708

The operating results of the Bangsheng Chemical are as follows:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2010	2009	2010	2009
Net sales	$-	$-	$-	$295,828
Cost of goods sold	-	-	-	295,828
Gross profit	-	-	-	-
Operating expenses:
General and administrative	57,157	77,717	179,326	290,587
Total operating expenses	57,157	77,717	179,326	290,587
Operating loss	(57,157)	(77,717)	(179,326)	(290,587)
Other income (expense):
Other expense	-	(160,011)	-	(160,014)
Interest income	-	19,749	-	58,744
Other expenses, net	-	(140,262)	-	(101,270)
Loss from discontinued operations before income taxes	(57,157)	(217,979)	(179,326)	(391,857)
Income tax expense	-	-	-	-
Loss from discontinued operations	$(57,157)	$(217,979)	$(179,326)	$(391,857)

NOTE 15 – Geographic information

The following summarizes the Company’s net sales, based on the geographic location of the customers:

	For the Three Months Ended September 30,
	2010		2009
	Amount	% of sales	Amount	% of sales
PRC	$33,928,180	99%	$24,049,572	95%
Others	489,205	1%	1,326,488	5%
Total net sales	$34,417,385	100%	$25,376,060	100%

	For the Nine Months Ended September 30,
	2010		2009
	Amount	% of sales	Amount	% of sales
PRC	$96,409,707	98%	$65,959,529	92%
Others	1,472,048	2%	6,107,386	8%
Total net sales	$97,881,755	100%	$72,066,915	100%

Controls And Procedures

(a) Disclosure Controls and Procedures.

Disclosure controls and procedures (as defined in Rules 13a – 15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act”)) are designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. This information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2009.

(b)          Management Report on Internal Control over Financial Reporting.

Management is responsible of establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting (as defined in Rules 13a – 15(f) and 15d-15(f) under the Exchange Act) is a process that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company,

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the board of directors of the Company, and

•
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Based on our evaluation of internal control over financial reporting as of December 31, 2009, management has determined that our internal control over financial reporting was effective.  We acquired Anhui Yuanzhong in December 2009, and management excluded from its assessment of the effectiveness of our internal control over financial reporting as of December 31, 2009. Anhui Yuanzhong’s internal control over financial reporting associated with total assets of $4,593,970 and nil revenue, which was included in the consolidated financial statements of the Company.  Management’s evaluation of the effectiveness of our internal control over financial reporting is based on the criteria established in COSO's Internal Control — Integrated Framework.

Our independent registered public accounting firm, KPMG has audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2009, as stated in their report.

(c) Changes in internal control over financial reporting.

As previously reported under “Item 4 — Controls and Procedures” in our quarterly report on Form 10-Q for the quarter ended September 30, 2009, management concluded that our internal control over financial reporting was not effective based on the material weaknesses identified in the Company’s internal control over financial reporting described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008.  Management has continued to work on remediation efforts since the filing of that report.

During the quarter ended December 31, 2009, changes in our internal control over financial reporting occurred related to the two previously reported material weaknesses as follows:

•
Management had concluded that for non-routine transactions and related disclosures, we did not maintain adequate policies and procedures and lacked personnel possessing adequate technical accounting expertise to ensure that those transactions are properly accounted for and disclosed in our consolidated financial statements as of December 31, 2008. As of December 31, 2009, management has concluded that the severity of this previously reported material weakness has been sufficiently reduced and remediated such that the previously reported material weakness is no longer a material weakness. We have designed adequate policies and procedures and hired and trained enough technically-qualified personnel to properly account for and disclose non-routine transactions. In addition, as part of the 2009 period-end financial closing procedures, management utilized a monthly monitoring process. Based on these reviews, which are part of the control process, non-routine transactions and related disclosure controls are deemed to be operating effectively.

•
Management had concluded that we did not design and maintain effective policies and procedures to ensure adequate maintenance of tax records, timely reconciliation of income tax accounts and adequate analysis and review of deferred tax calculations. As a result, we did not maintain effective internal control over accounting for income taxes and related financial statement disclosures as of December 31, 2008. As of December 31, 2009, management has concluded that the severity of this previously reported material weakness has been sufficiently reduced and remediated such that the previously reported material weakness is no longer a material weakness. We have designed policies and procedures to ensure the maintenance of tax records, timely reconciliation of income tax accounts and adequate analysis and review of deferred tax calculations and hired qualified third party specialists to perform these procedures. In addition, as part of the 2009 period-end financial closing procedures, management utilized a monthly monitoring process. Based on these reviews, which are part of the control process, tax records, timely reconciliation of income tax accounts and adequate analysis and review of deferred tax calculations and related disclosure controls are deemed to be operating effectively.

There was no change in our internal control over financial reporting that occurred in the first, second and third quarters of 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the estimated fees and expenses payable by us in connection with this offering:

SEC registration fee	$7,130
Printing expenses	$7,500
Fees and expenses of counsel for the Company	$377,000
Fees and expenses of accountants for the Company	$128,000
Miscellaneous	$39,870
TOTAL	$559,500

ShengdaTech, Inc. will bear all of the expenses shown above.

Item 14. Indemnification of Directors and Officers

The Nevada General Corporation Law provides that corporations may include a provision in their articles of incorporation relieving directors of monetary liability for breach of their fiduciary duty as directors, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payment of a dividend or unlawful stock purchase or redemption, or (iv) for any transaction from which the director derived an improper personal benefit. Our articles of incorporation provides that directors are not liable to us or our stockholders for monetary damages for breach of their fiduciary duty as directors to the fullest extent permitted by Nevada law. In addition to the foregoing, our bylaws provide that we may indemnify directors, officers, employees or agents to the fullest extent permitted by law and we have agreed to provide such indemnification to each of our directors.

The above provisions in our articles of incorporation and bylaws and in the written indemnity agreements may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their fiduciary duty, even though such an action, if successful, might otherwise have benefited us and our stockholders. However, we believe that the foregoing provisions are necessary to attract and retain qualified persons as directors.

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.

(a) Articles of Incorporation. Our Articles of Incorporation provide that to the fullest extent permitted by the Nevada General Corporation Law as the same exists or may hereafter be amended, a director of our corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

(b) Bylaws. Our Bylaws provide that we may indemnify our directors, officers, employees and other agents to the fullest extent permitted under the Nevada General Corporation Law.

Item 15. Recent Sales of Unregistered Securities

None.

Item 16. Exhibits and Financial Statement Schedules

The following exhibits are included with this filing or incorporated by reference as listed herein:

1.1	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to Amendment No. 3 to the Registration Statement on Form S-1 (SEC File No. 333-167529) filed on November 8, 2010)

3.1
Articles of Incorporation of the Registrant filed with the Nevada Secretary of State on May 11, 2001, as amended by Certificate of Amendment to Articles of Incorporation filed with the Nevada Secretary of State on February 13, 2006. (incorporated by reference to Exhibit 3.1 to Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 (SEC File No. 333-132906) filed on December 18, 2006

3.2
Certificate of Amendment and Restatement of Articles of Incorporation filed with the Nevada Secretary of State on January 3, 2007 (incorporated by reference to Exhibit 3.2 to Pre-Effective Amendment No. 3 to the Registration Statement on Form S-1 (SEC File No. 333-132906) filed on January 9, 2007.

3.3	Amended and Restated Bylaws of the Registrant incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed on March 1, 2007.

4.1
Indenture of convertible senior notes between ShengdaTech, Inc. and the Bank of New York dated as of May 28, 2008 (incorporated by reference to Exhibit 4.1 to Registrant’s Current Report on Form 8-K filed on June 3, 2008).

4.2	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.2 to Amendment No. 2 to the Registration Statement on Form S-1 (SEC file No. 333-167529) filed on October 20, 2010)

5.1*	Opinion of Lionel Sawyer & Collins

10.1
Financial Advisory Agreement between Eastern Nanomaterials Pte Co., Ltd. and HFG International Co., Ltd., dated as of September 26, 2005, as amended and supplemented on March 29, 2006 (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.2
Industrial Product Sales Agreement between Shandong Shengda Chemical Machinery Co., Ltd. and Shandong Shengda Chemicals Co., Ltd., dated as of December 10, 2002 (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.3
Industrial Product Sales Agreement between Shandong Shengda Chemical Machinery Co., Ltd. and Shandong Shengda Chemicals Co., Ltd., dated as of December 12, 2002 (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.4
Industrial Product Sales Agreement between Shandong Shengda Chemical Machinery Co., Ltd. and Shandong Shengda Chemicals Co., Ltd., dated as of December 15, 2002 (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.5
Industrial Product Sales Agreement between Shandong Shengda Chemical Machinery Co., Ltd. and Shandong Shengda Chemicals Co., Ltd., dated as of December 16, 2002 (incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.6
Industrial Product Sales Agreement between Shandong Shengda Chemical Machinery Co., Ltd. and Shandong Shengda Chemicals Co., Ltd., dated as of December 20, 2002 (incorporated by reference to Exhibit 10.6 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.7
Industrial Product Sales Agreement between Shandong Shengda Chemical Machinery Co., Ltd. and Shandong Shengda Chemicals Co., Ltd., dated as of December 20, 2002 (incorporated by reference to Exhibit 10.7 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.8
Industrial Product Sales Agreement between Shandong Shengda Chemical Machinery Co., Ltd. and Shandong Shengda Chemicals Co., Ltd., dated as of December 26, 2002 (incorporated by reference to Exhibit 10.8 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.9
Industrial Product Sales Agreement between Shandong Shengda Chemical Machinery Co. Ltd. and Shandong Shengda Chemicals Co. Ltd., dated as of December 26, 2002 (incorporated by reference to Exhibit 10.9 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.10
Industrial Product Sales Agreement between Shandong Shengda Chemical Machinery Co. Ltd. and Shandong Shengda Chemicals Co. Ltd., dated as of December 26, 2002 (incorporated by reference to Exhibit 10.10 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.11
Industrial Product Sales Agreement between Shandong Shengda Chemical Machinery Co., Ltd. and Shandong Shengda Chemicals Co., Ltd., dated as of January 10, 2003 (incorporated by reference to Exhibit 10.11 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.12
Industrial Product Sales Agreement between Shandong Shengda Chemical Machinery Co., Ltd. and Shandong Shengda Chemicals Co., Ltd., dated as of January 12, 2003 (incorporated by reference to Exhibit 10.12 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.13
Industrial Product Sales Contract between Feicheng Longxin Material Storage & Transportation Co., Ltd. and Shandong Shengda Chemical Co., Ltd. dated as of January 15, 2003 (incorporated by reference to Exhibit 10.13 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.14
Industrial Product Sales Contract between Xintai Quangou Coal Mine and Shandong Shengda Chemical Co., Ltd. dated as of January 15, 2003 (incorporated by reference to Exhibit 10.14 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.15
Industrial Product Sales Contract between Xintai Zhaizhen Coal Mine and Shandong Shengda Chemicals Co., Ltd. dated as of January 19, 2003 (incorporated by reference to Exhibit 10.15 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.16
Industrial Product Sales Contract between Shandong Shengda Chemical Machinery Co., Ltd and Shandong Shengda Chemicals Co., Ltd. dated as of July 5, 2004 (incorporated by reference to Exhibit 10.16 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.17
Joint Research and Development Agreement between Shandong Shengda Technology Co., Ltd and Qingdao University of Science and Technology dated as of September 28, 2004 (incorporated by reference to Exhibit 10.17 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.18
Asset Purchase Agreement between Shandong Shengda Chemical Co., Ltd. and Dongfang Nanomaterials Pte., Ltd. dated as of November 24 2004, as amended and supplemented on February 20, 2005 (incorporated by reference to Exhibit 10.18 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.19
Asset Purchase Agreement between Shandong Shengda Nanomaterials Co., Ltd. and Dongfang Nanomaterials Pte., Ltd. dated as of November 24 2004, as amended and supplemented on February 20, 2005 (incorporated by reference to Exhibit 10.19 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.20
Joint Technology Development Contract between Shandong Haize Nanomaterials Co., Ltd. and Tsinghua University dated as of January 12, 2005, as supplemented on May 10, 2005 (incorporated by reference to Exhibit 10.20 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.21
Contract on the Joint Development & Application of NPCC by and among Shandong Shengda Technology Co., Ltd, Polymer Modification Research Lab of Qingdao University of Science and Technology and Tsingdao Siwei Chemicals Co., Ltd. dated as of March 4, 2003, as amended on January 31, 2005 to designate Shandong Haize Nanomaterials Co., Ltd as the assignee of Shandong Shengda Technology Co., Ltd. (incorporated by reference to Exhibit 10.21 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.22
Nano Technology License & Transfer Agreement between Shandong Shengda Technology Co., Ltd. and Shandong Haize Nanomaterials Co., Ltd. dated as of January 6, 2005 (incorporated by reference to Exhibit 10.22 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.23
Equipment Leasing Agreement between Shandong Shengda Technology Co., Ltd and Shandong Bangsheng Chemicals Co., Ltd. dated as of February 20, 2005 (incorporated by reference to Exhibit 10.23 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.24
Trademark Transfer Agreement between Shandong Shengda Technology Co., Ltd and Shandong Haize Nanomaterials Co., Ltd. dated as of February 22, 2005 (incorporated by reference to Exhibit 10.24 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.25
Trademark Transfer Agreement between Shandong Shengda Chemicals Co., Ltd. and Shandong Bangsheng Chemical Co., Ltd. dated as of February 22, 2005 (incorporated by reference to Exhibit 10.25 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.26
Land-use Right and Building Leasing Agreement between Shandong Haize Nanomaterials Co., Ltd. and Shandong Shengda Technology Co., Ltd, Ltd. dated as of February 22, 2005, as amended and supplemented on March 21, 2006 (incorporated by reference to Exhibit 10.26 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.27
Land-use Right and Building Leasing Agreement between Shandong Bangsheng Chemical Co., Ltd. and Shandong Shengda Technology Co., Ltd. dated as of February 22, 2005, as amended and supplemented on March 21, 2006 (incorporated by reference to Exhibit 10.27 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.28
Industrial Product Sales Contract between Shandong Shengda Chemical Machinery Co., Ltd and Shandong Bangsheng Chemicals Co., Ltd. dated as of March 2, 2005 (incorporated by reference to Exhibit 10.28 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.29
Industrial Product Sales Contract between Shandong Taifeng Mining Co., Ltd. and Shandong Bangsheng Chemicals Co., Ltd. dated as of March 5, 2005 (incorporated by reference to Exhibit 10.29 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.30
Anthracite Supply Contract between Shandong Bangsheng Chemicals Co., Ltd. and Jincheng Yapeng Trading Co., Ltd. dated as of March 6, 2005 (incorporated by reference to Exhibit 10.30 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.31
Construction Contract between Shandong Bangsheng Chemicals Co., Ltd. and Chen Houzhi dated as of March 1, 2005 (incorporated by reference to Exhibit 10.31 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.32
Construction Contract between Shandong Bangsheng Chemicals Co., Ltd. and Chen Houzhi dated as of April 1, 2005 (incorporated by reference to Exhibit 10.32 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.33
Urea Supply Contract between Shandong Feida Chemical Technology Co., Ltd. and Shandong Bangsheng Chemical Co., Ltd. dated as of May 26, 2005 (incorporated by reference to Exhibit 10.33 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.34
Anthracite Supply Contract between Shandong Haize Nanomaterials Co., Ltd. and Feicheng Longxin Material Storage & Transportation Co., Ltd. dated as of June 1, 2005 (incorporated by reference to Exhibit 10.34 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.35
Industrial Product Sales Contract between Shandong Taifeng Mining Co., Ltd. and Shandong Haize Nanomaterials Co., Ltd. dated as of June 13, 2005 (incorporated by reference to Exhibit 10.35 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.36
Industrial Product Sales Contract between Shandong Haize Nanomaterials Co., Ltd. and Dalian Jinyuan Construction Plastics Co. dated as of June 19, 2005 (incorporated by reference to Exhibit 10.36 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.37
Industrial Product Sales Contract between Shandong Haize Nanomaterials Co., Ltd. and Zhaoyuan LiAo Rubber Products Co. dated as of August 8, 2005 (incorporated by reference to Exhibit 10.37 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.38
Industrial Product Sales Contract between Shandong Haize Nanomaterials Co., Ltd. and Triangle Tire Co., Ltd dated as of August 10, 2005 (incorporated by reference to Exhibit 10.38 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.39
Share Transfer Agreement between Singapore Dongfang Nanomaterials Pte., Ltd. and Faith Bloom Limited dated as of December 31, 2005 (incorporated by reference to Exhibit 10.39 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.40
Share Transfer Agreement between Singapore Dongfang Nanomaterials Pte., Ltd. and Faith Bloom Limited dated as of December 31, 2005 (incorporated by reference to Exhibit 10.40 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.41
Lime Stone Supply Contract between Shandong Haize Nanomaterials Co., Ltd. and Laiwu Yujie Stone Materials Factory dated as of March 27, 2005 (incorporated by reference to Exhibit 10.41 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.42
Employment Contract between Shandong Haize Nanomaterials Co., Ltd. and Zhaowei Ma dated as of January 1, 2005 (incorporated by reference to Exhibit 10.42 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.43
Employment Contract between Shandong Bangsheng Chemicals Co., Ltd. and Xiqing Xu dated as of January 1, 2005 (incorporated by reference to Exhibit 10.43 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.44
Loan Agreement among Eastern Nano-Materials Holdings Pte. Ltd., Value Monetization Ltd. and International Factors (Singapore) Ltd. dated as of May 6, 2005, as terminated by two letters from Value Monetization and International Factors (Singapore) Ltd, dated December 30, 2005 and December 29, 2005, respectively (incorporated by reference to Exhibit 10.44 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.45
Employment Contract between Shandong Haize Nanomaterials Co., Ltd. and Xukui Chen dated as of January 1, 2005 (incorporated by reference to Exhibit 10.45 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.46
Financing Agreement between HFG International and Eastern Nanomaterials Pte. Co., Ltd., dated as of September 26, 2005, as amended and supplemented on March 29, 2006 to designate Faith Bloom as the assignee for Eastern Nanomaterials Pte. Co., Ltd. (incorporated by reference to Exhibit 10.46 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.47
Short Term Loan Agreement between Shandong Shengda Chemicals Co., Ltd. and Bank of China Taian Branch, dated as of February 1, 2003 (incorporated by reference to Exhibit 10.47 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.48
Short Term Loan Agreement between Shandong Shengda Nanomaterials Co., Ltd. and Bank of China, Taian Branch, dated as of January 9, 2003 (incorporated by reference to Exhibit 10.48 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.49
Memorandum of Understanding between Faith Bloom Limited and Shandong Shengda Technology Co., Ltd. dated as of March 21, 2006 (incorporated by reference to Exhibit 10.49 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.50
Engagement Letter of Sterne Agee & Leach, Inc., as managing placement agent, and Global Hunter Securities, as co-placement agent, of up to $15,000,000 of common stock of Faith Bloom Limited, dated as of March 16, 2006 (incorporated by reference to Exhibit 10.50 to the Registrant’s Current Report on Form 8-K filed on April 6, 2006).

10.51
Purchase Agreement of senior convertible notes between ShengdaTech, Inc. and Oppenheimer & Co. Inc. dated as May 22, 2008 (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on June 3, 2008).

10.52
Registration Rights Agreement between ShengdaTech, Inc. and Oppenheimer & Co. Inc. dated as of May 28, 2008 (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on June 3, 2008).

10.53	Form of Lock Up Agreement dated as of May 22, 2008 (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on June 3, 2008).

10.54
Translation of NPCC Project Investment Contract between Zibo Hi-Tech Industry Development Zone Administration Committee and Faith Bloom Ltd. dated June 19, 2008. (incorporated by reference to Exhibit 10.54 to the Registrant’s Annual Report on Form 10-K filed on March 15, 2010)

10.55
Project Investment Contract dated August 28, 2009 by and between the Company and the local government of Hanshan County, Anhui Province, People’s Republic of China (incorporate by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on September 3, 2009).

16.1	Letter from John Geib, Chartered Accountant (incorporated by reference to Exhibit 16.1 to the Registrant’s Current Report on Form 8-K filed on March 18, 2005)

16.2	Letter from Swartz Levitsky Feldman LLP, Chartered Accountants (incorporated by reference to Exhibit 16.2 to the Registrant’s Current Report on Form 8-K filed on March 18, 2005)

16.3	Letter from Rotenberg & Co., LLP (incorporated by reference to Exhibit 16.1 to the Registrant’s Current Report on Form 8-K filed on May 17, 2006)

16.4	Letter from HANSEN, BARNETT & MAXWELL, P.C. (incorporated by reference to Exhibit 16.1 to the Registrant’s Current Report on Form 8-K/A filed on November 18, 2008)

21.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Registrant’s Annual Report on Form 10-K filed March 15, 2010)

23.1*	Consent of Lionel, Sawyer & Collins (reference is made to Exhibit 5.1)

23.2	Consent of KPMG (incorporated by reference to Exhibit 23.2 to Pre-Effective Amendment No. 4 to the Registration Statement on Form S-1 (SEC File No. 333-167529) filed on November 18, 2010)

23.3*	Consent of Hansen, Barnett & Maxwell, P.C.

24.1	Power of Attorney (contained on the signature page of this registration statement)

*	Filed herewith.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Shanghai, P. R. China.

SHENGDATECH, INC.

Date: November 23, 2010	By:	/s/ XIANGZHI CHEN
Name: Xiangzhi Chen
Title: Chairman, Director and Chief Executive Officer

/s/ ANHUI GUO
Name: Anhui Guo
Title: Director, Acting Chief Financial Officer/Principal Accounting Officer and Chief Operating Officer

Pursuant to the requirements of the Securities Exchange Act of 1933, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Xiangzhi Chen	Chairman, Director and Chief Executive Officer	November 23, 2010
(Xiangzhi Chen)	(Principal Executive Officer)

/s/ Anhui Guo	Director, Acting Chief Financial Officer and Chief Operating Officer	November 23, 2010
(Anhui Guo)	(Principal Financial Officer/ Principal Accounting Officer)

/s/ A. Carl Mudd	Director	November 23, 2010
(A. Carl Mudd)

/s/ Sheldon B. Saidman	Director	November 23, 2010
(Sheldon B. Saidman)

/s/ Dongquan Zhang	Director	November 23, 2010
(Dongquan Zhang)